Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

CADISTA HOLDINGS INC.

at

$1.60 Net Per Share

by

JUBILANT GENERICS INC.,

an

indirect wholly-owned subsidiary of

JUBILANT PHARMA LTD.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME ON DECEMBER 12, 2014 UNLESS THE OFFER IS EXTENDED.

Jubilant Generics Inc., a Delaware corporation (“Purchaser”), an indirect wholly-owned subsidiary of Jubilant Pharma Ltd., a corporation organized under the laws of Singapore (“Parent”), is offering to purchase, at a price of $1.60 net per share in cash without interest and less any applicable withholding taxes (the “Offer Price”), all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Cadista Holdings Inc. (formerly known as Trinity Laboratories Inc.), a Delaware corporation (“Cadista”), not otherwise owned by Parent and its affiliates, on the terms and subject to the conditions specified in this Offer to Purchase and the related Letter of Transmittal, which, together with any amendments or supplements, collectively constitute the “Offer” described in this Offer to Purchase. Following the purchase by Purchaser of Shares of Cadista pursuant to the Offer, Purchaser intends to merge with Cadista (the “Merger”), with Cadista surviving the Merger. As a result of the Merger, each outstanding Share (other than Shares held by the Parent and its affiliates and dissenting shares) will be converted into the right to receive the Offer Price and Cadista will become an indirect wholly-owned subsidiary of Parent.

The Board of Directors of Cadista, based on the unanimous recommendation of a Special Committee consisting solely of independent and disinterested directors, has (i) determined that the Offer and Merger are advisable, and are substantively and procedurally fair to and in the best interests of the stockholders of Cadista that are unaffiliated with Parent; and (ii) recommended that the holders of the Shares (other than Parent and its affiliates) accept the Offer and tender their Shares pursuant to the Offer.

There is no financing condition to this Offer. This Offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires Shares that constitute at least a majority of the outstanding Shares, excluding Shares owned by Parent and its affiliates. This Offer is also subject to certain other conditions described in “The Tender Offer—Section 12—Conditions to the Offer.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disproved of this transaction, nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares, you should complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal (having your signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal), and mail or deliver the Letter of Transmittal and any other required documents to Continental Stock Transfer & Trust Company, the depositary for the offer (the “Depositary”), at its address set forth on the back cover of this Offer to Purchase and deliver the certificates representing such Shares to the Depositary along with the Letter of Transmittal by following the procedures described in “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the expiration date of the Offer.

Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other Offer materials may be directed to Morrow & Co., LLC, the Information Agent for the Offer, at its address and telephone number set forth on the back cover of this Offer to Purchase.

SCHEDULE A - INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF JUBILANT LIFE SCIENCES AND THE PURCHASER GROUP

SCHEDULE B - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

SCHEDULE C - GENERAL CORPORATION LAW OF DELAWARE SECTION 262 APPRAISAL RIGHTS

i

SUMMARY TERM SHEET

Jubilant Generics Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Jubilant Pharma Ltd., a corporation organized under the laws of Singapore (“Parent”), is offering to purchase all the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Cadista Holdings Inc., a Delaware corporation (“Cadista”), not otherwise owned by Parent and its affiliates for $1.60 per Share (the “Offer Price”) net to the seller in cash without interest and less any applicable withholding taxes upon the terms and subject to the conditions in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendment, or supplements hereto or thereto collectively, constitute the “Offer”). This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this Summary Term Sheet is not complete and additional important information is contained in the reminder of this Offer to Purchase and the Letter of Transmittal. We have included cross-references in this summary term sheet to other sections of this Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. When used in this Offer to Purchase, the terms “we,” “our,” and “us” collectively refer to Parent and Purchaser, unless the context requires otherwise. All dollar amounts set forth in this Offer to Purchase are expressed in United States dollars and references to “$” and “dollars” are to United States dollars.

Who is offering to buy my securities?

Our name is Jubilant Generics Inc. We are a Delaware corporation and our sole asset is Shares of Cadista common stock. We are a direct wholly-owned subsidiary of Jubilant Pharma Holdings Inc., a Delaware corporation (“JPH”), which in turn is owned by Parent (Parent, JPH, and Purchaser are collectively referred to as the “Purchaser Group”). Parent is a direct wholly-owned subsidiary of Jubilant Life Sciences Ltd, a corporation organized under the laws of India (“Jubilant Life Sciences;” and collectively with its direct and indirect subsidiaries, other than Cadista and its subsidiaries, “Jubilant”). We are offering to purchase all the outstanding shares of common stock of Cadista not otherwise owned by Parent and its affiliates. Cadista has only one class of common stock, and no other outstanding voting securities. As of the date hereof, the Purchaser Group owns an aggregate of 97,043,574 Shares, which represents approximately 82.4% of the outstanding shares of Cadista’s common stock, all of which are directly owned by the Purchaser. See “The Tender Offer—Section 8—Certain Information Concerning the Purchaser Group and Jubilant Life Sciences.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of Cadista’s outstanding common stock not otherwise owned by the Purchaser Group. See “Introduction.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $1.60 per Share, net to you in cash without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. See “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares.”

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What are the most important conditions to the Offer?

Our obligation to purchase Shares at the expiration of the Offer is subject to satisfaction of, or if permitted, waiver of, several conditions, including the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires, at least a majority of the Shares owned by Cadista’s stockholders, excluding Shares owned by the members of the Purchaser Group and their affiliates. We refer to this non-waivable condition as the “Minimum Tender Condition.” Cadista’s stockholders, other than the members of the Purchaser Group and their affiliates, are referred to herein as “Unaffiliated Stockholders.” As of November 1, 2014, according to information provided by Cadista, there were 117,797,180 Shares outstanding. As of the date of this Offer to Purchase, the Purchaser Group owns 97,043,574 Shares and to our knowledge, other than those Shares, no affiliates of the Purchaser Group own any Shares. Based on this information, we calculate that approximately 10,376,804 Shares held by Unaffiliated Stockholders would have to be tendered in order to satisfy the Minimum Tender Condition. The actual number of Shares necessary to satisfy the Minimum Tender Condition may be different from the number indicated above as a result of, among other reasons, the exercise of options to acquire Shares. Another condition to the Offer, which may be waived by us in our sole discretion, is that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer, Shares that constitute at least ninety percent (90%) of the outstanding Shares held by Unaffiliated Stockholders. The Offer is not subject to any financing condition. See “Tender Offer—Section 12—Conditions to the Offer.”

In the event that all of the conditions to the Offer have not been satisfied or waived at the then-scheduled expiration date of the Offer, we may extend the expiration date of the Offer in such increments as we may determine until the earliest to occur of (i) the satisfaction or waiver of such conditions and (ii) our determination that such conditions are not reasonably capable of being satisfied.

Do you have the financial resources to make payment?

Yes, we will have sufficient resources available to us. We estimate that we need approximately $33.9 million to purchase all Shares not otherwise owned by the Purchaser Group in the Offer and the Merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options to purchase Shares), and to pay related transaction fees and expenses. Purchaser has entered into a credit agreement with ICICI Bank Limited, New York Branch (the “Credit Agreement”), which provides for the funding of a loan that will be sufficient to fund the purchase of all the Shares tendered pursuant to the Offer, and complete the Merger and pay related transaction fees and expenses not previously paid for by us from Jubilant’s cash on hand. Funding of the loan contemplated under the Credit Agreement upon the completion of the Offer is subject to the satisfaction of various customary conditions. See “The Tender Offer—Section 9—Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think our financial condition is relevant to your decision whether to tender your Shares in the Offer because:

•	The Offer is not subject to any financing condition;

•	the Offer is being made for all Shares not otherwise owned by the Purchaser Group solely for cash;

•	We have entered into a Credit Agreement providing for the funding of a loan sufficient to purchase all Shares tendered pursuant to the Offer; and

•	If we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger, the funding for which is provided under our Credit Agreement.

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See “The Tender Offer—Section 9—Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

You will have until 5:00 P.M., New York City time, on December 12, 2014, or such later date to which we may, in our sole discretion, extend the expiration date, to decide whether to tender your Shares in the Offer. See “The Tender Offer—Section 3 —Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and how will I be notified if the Offer is extended?

We may, in our sole discretion, extend the Offer at any time or from time to time for any reason. If we decide to extend the Offer, we will inform Continental Stock Transfer & Trust Company, the Depositary for the Offer, of that fact and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which our Offer was previously scheduled to expire. See “The Tender Offer—Section 1—Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, if you are a record holder (i.e., a stock certificate has been issued to you and registered in your name) you must deliver the certificates evidencing your Shares, together with a completed Letter of Transmittal and any required signature guarantees, to Continental Stock Transfer & Trust Company, the Depositary for the Offer, not later than the time the Offer expires. For more information regarding the timing of the Offer, extension of the Offer period and your rights to withdraw your Shares from the Offer before the expiration date, please refer to “The Tender Offer” beginning on page 71.

Until what time can I withdraw previously tendered Shares?

Tenders of the Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration date of our Offer and, unless we have agreed to accept your Shares for payment by January 12, 2014, which is the 60th day after the commencement of the Offer, you can withdraw them at any time after such date until we do accept your Shares for payment. See “The Tender Offer—Section 4—Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw tendered Shares, you must deliver a written notice of withdrawal, which includes all required information, to Continental Stock Transfer & Trust Company, the Depositary for the Offer, while you have the right to withdraw the Shares. See “The Tender Offer—Section 4—Withdrawal Rights.”

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What does the Special Committee and Cadista’s Board of Directors think of the Offer?

A special committee comprised solely of independent and disinterested directors (the “Special Committee”) of Cadista’s Board of Directors has unanimously:

•	determined that the terms of the Offer and the Merger are advisable, and substantively, procedurally and financially fair to and in the best interests of the Unaffiliated Stockholders of Cadista; and

•	recommended that Cadista’s Board of Directors adopt resolutions (a) determining that the terms of the Offer and the Merger are advisable, and substantively, procedurally and financially fair to and in the best interests of the Unaffiliated Stockholders of Cadista, and (b) recommending that the Unaffiliated Stockholders of Cadista tender their Shares pursuant to the Offer.

        Cadista’s Board of Directors, based on the unanimous recommendation of the Special Committee, has adopted resolutions:

•	determining that the terms of the Offer and the Merger are advisable, and substantively, procedurally and financially fair to and in the best interests of the Unaffiliated Stockholders of the Company; and

•	recommending that, upon compliance by Cadista and the Purchaser with all applicable U.S. legal requirements pertaining to the proposed Offer (including the making of applicable filings with the SEC), the Unaffiliated Stockholders tender their Shares pursuant to the Offer.

The resolutions adopted by Cadista’s Board of Directors were approved by the unanimous vote of the same directors that comprised the Special Committee. The remaining three members of Cadista’s Board of Directors, two of whom are executive officers of Cadista and its subsidiaries, and one of whom is a director of Parent and Purchaser and an executive officer of Jubilant Life Sciences, either did not attend the meetings at which such resolutions were adopted or abstained from the vote of such resolutions. See “Special Factors—Section 3—The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors,” and “Special Factors – Section 12 – Interests of Certain Persons in the Offer.”

A more complete description of the reasons for the Special Committee’s and Cadista’s Board of Director’s approval of the Offer and the Merger is set forth in Cadista’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which is being mailed to stockholders of Cadista concurrently herewith.

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What is your position as to the fairness of the Offer and Merger?

We believe that the Offer and the Merger are substantively and procedurally fair to Cadista’s Unaffiliated Stockholders based upon the factors set forth under “Special Factors —Section 4— Position of the Purchaser Group and Jubilant Life Sciences Regarding the Fairness of the Offer and the Merger.”

What is the market value of my Cadista Shares?

Although the Shares have been registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since August 2011, a public trading market for the Shares has yet to develop. Particularly because there is no trading market for Cadista’s Shares, we advise you to carefully assess the value of your Shares prior to deciding whether or not to tender your Shares pursuant to the Offer.

Do you have interests in the Offer that may be different from my interests as a stockholder of Cadista?

Yes. Our interests in the Offer (and any subsequent short-form merger under Delaware law) present actual or potential conflicts of interest such that our interests may be different from those of stockholders being asked to sell their Shares. In particular, stockholders should be aware that the Purchaser Group’s financial interests with regard to the price to be paid in the Offer (and any subsequent short-form merger under Delaware law) are generally adverse to the financial interests of the stockholders being asked to tender their Shares. Also, if you sell Shares in the Offer or your Shares are converted in the subsequent Merger, you will cease to have any interest in Cadista and will not have the opportunity to participate in the future earnings or growth, if any, of Cadista or bear the burden and risks of any decrease in value of Cadista. On the other hand, the Purchaser Group will benefit from any future increase in the value of Cadista, as well as bear the burden of any future decrease in the value of Cadista. See “Special Factors—Section 2—Purpose of and the Reasons for Offer; Consideration of Alternatives;” “Special Factors—Section 6—Certain Effects of the Offer and Merger;” “Special Factors—Section 7—Plans for Cadista After the Offer and Merger;” and “Special Factors —Section 12— Interests of Certain Persons in the Offer.”

What are the U.S. federal income tax consequences of participating in the tender offer?

In general, the receipt of cash in exchange for your Shares in the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your own tax advisor about the tax consequences to you of the Offer and Merger. See “The Tender Offer—Section 5—Certain U.S. Federal Income Tax Considerations.”

Will the Offer be followed by a merger if all the Shares are not tendered in the Offer?

If the Offer is consummated, we will own at least 90% of the outstanding Shares, and we intend to cause Cadista to consummate a “short-form” merger under Delaware law in which all Shares held by the remaining stockholders (other than Shares held by the Purchaser Group and Shares held by stockholders properly perfecting appraisal rights) would be converted into the right to receive cash equal to the same price per Share as was paid in the Offer, without interest and less any applicable withholding tax. We intend to complete this Merger promptly after the successful completion of the Offer, unless a court or other legal requirement prevents us from doing so. See “The Tender Offer—Section 1—Terms of the Offer.”

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 Will I have the right to have my Shares appraised?

If you tender your Shares in the Offer, you will not be entitled to exercise any appraisal rights. However, if you do not tender your Shares in the Offer and a Merger is consummated, you will have a statutory right to demand payment of the judicially appraised fair value of your Shares plus a fair rate of interest, if any, from the date of the Merger. This value may be more or less than or the same as the $1.60 net per Share cash consideration in the Offer and the Merger. See “Special Factors —Section 9— Appraisal Rights; Rule 13e-3.”

Is this the first step in a “going-private” transaction?

Yes, the purpose of the Offer is to acquire as many Shares not already owned by the Purchaser Group as possible as a first step in acquiring the entire remaining equity interest in Cadista. If we are successful, the Shares will no longer be publicly owned, and Cadista will cease to be required to make filings with the Securities and Exchange Commission (the “SEC”), and to comply with SEC rules relating to public companies. See “Special Factors—Section 6—Certain Effects of the Offer and the Merger;” and “The Tender Offer—Section 10—Certain Effects of the Offer on the Market for the Shares; and Exchange Act Registration.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer and the subsequent short-form Merger are consummated, untendered Shares (other than Shares held by the Purchaser Group and those stockholders properly perfecting their appraisal rights) will be converted into the right to receive cash equal to the same price per Share as was paid in the Offer, without interest and less any applicable withholding tax. See “Special Factors—Section 6—Certain Effects of the Offer and Merger.”

What will happen if the Offer is not completed?

If the Offer is not consummated, we will evaluate our options with respect to Cadista. These include doing nothing, purchasing Shares in privately-negotiated transactions, making a new offer or seeking to negotiate a merger or other business combination with Cadista. No assurance can be given as to any future acquisition of Shares or the price per Share that may be paid in any such future acquisition. See “Special Factors—Section 8—Conduct of Cadista’s Business if the Offer is Not Completed.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all Shares validly tendered and not withdrawn promptly after the expiration of the Offer. See “The Tender Offer—Section 2—Acceptance for Payment and Payment for Shares.”

We will pay for your Shares by depositing the purchase price with Continental Stock Transfer & Trust Company, the Depositary for the Offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares, a properly completed and duly executed Letter of Transmittal and any other required documents. See “The Tender Offer—Section 2—Acceptance for Payment and Payment for Shares.”

6

How will my stock options be treated in the Offer and any subsequent short-form merger?

This Offer is made only for Cadista Shares and is not made for any stock options to purchase Shares. Pursuant to the terms of the Merger, each option to purchase Shares that was issued by Cadista and is outstanding at the effective time of the Merger, will at the effective time of the Merger, be automatically cancelled, and the holder of such option will be entitled to receive cash (without interest, and less any applicable withholding taxes) equal to the product of (i) the excess, if any, of the Merger consideration ($1.60 per-Share) over the per-Share exercise price of such option, multiplied by (ii) the number of Shares subject to such option. Options with an exercise price that is equal to or greater than the Merger consideration, upon the consummation of the Merger, will be cancelled without consideration. Holders of stock options are not entitled to exercise appraisal rights under Delaware law. See “Special Factors – Section 6 – Certain Effects of the Offer and Merger.”

 Who can I call if I have questions about the tender offer?

You can call Morrow & Co., LLC, who is acting as the Information Agent for our tender offer. Stockholders can call toll free (888) 813-7566. See the back cover of this Offer to Purchase.

7

INTRODUCTION

Jubilant Generics Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Jubilant Pharma Ltd., a company organized under the laws of Singapore (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Cadista Holdings Inc. (“Cadista”) not otherwise owned by Parent or its affiliates for $1.60 per Share (the “Offer Price”), net to the seller in cash without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). The purpose of the Offer is to acquire for cash as many of the unaffiliated Shares as possible as a first step in acquiring the entire equity interest in Cadista not already owned by the “Purchaser Group” (as defined below). The second step in the transaction is the Merger described below.

Purchaser is a direct wholly-owned subsidiary of Jubilant Pharma Holdings Inc., a Delaware corporation (“JPH”), which in turn is owned by Parent. Parent, JPH and Purchaser are collectively referred to as the “Purchaser Group.” Parent is a direct wholly-owned subsidiary of Jubilant Life Sciences Ltd., a corporation organized under the laws of India (“Jubilant Life Sciences;” and collectively with its direct and indirect subsidiaries, other than Cadista and its subsidiaries, “Jubilant”). Cadista’s stockholders, other than the members of the Purchaser Group and their affiliates, are referred to herein as “Unaffiliated Stockholders.” When used in this Offer to Purchase, the terms “we,” “our,” and “us” collectively refer to the Parent and the Purchaser, unless the context requires otherwise.

Stockholders who have Shares registered in their own names and tender directly to Continental Stock Transfer & Trust Company, the Depositary for the Offer, will not have to pay brokerage fees or commissions. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of Morrow & Co., LLC, as the Information Agent, and Continental Stock Transfer & Trust Company, as the Depositary, incurred in connection with the Offer. See “The Tender Offer—Section 14—Fees and Expenses.”

The Offer is conditioned upon, among other things, the non-waivable condition that there shall have been validly tendered (the “Minimum Tender Condition”) and not withdrawn before the Offer expires, Shares which constitute at least a majority of the outstanding Shares owned by Cadista stockholders, excluding Shares owned by the members of the Purchaser Group and their affiliates. The Minimum Tender Condition is not waivable. This Offer is subject to certain other conditions described in “The Tender Offer—Section 12—Conditions to the Offer.”

As of November 12, 2014 Cadista has one class of common stock, and no other outstanding voting securities. As of the date hereof, there were 117,797,180 Shares of common stock outstanding of which the Purchaser Group owns 97,043,574 Shares, or approximately 82.4% of Cadista’s outstanding common stock, all of which is directly owned by Purchaser. As of November 12, 2014, there were outstanding stock options to purchase 749,547 shares at a weighted-average exercise price of $1.54 per Share, none of which are held by members of the Purchaser Group or their affiliates. As of November 12, 2014 to our knowledge, no affiliate of the Purchaser Group or the executive officers or directors of the Purchaser Group own any Shares.

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Based on the foregoing, and assuming that no options are exercised, we estimate that, as of November 12, 2014, there were approximately 20,753,606 Shares outstanding, excluding Shares owned by the Purchaser Group and its affiliates. Accordingly, we believe that the Minimum Tender Condition would be satisfied if approximately 10,376,804 Shares are validly tendered by Unaffiliated Stockholders pursuant to the Offer and not withdrawn (assuming that none of the outstanding options are exercised prior to the consummation of the Offer). The actual number of Shares necessary to satisfy the Minimum Tender Condition may be different from the number indicated above, including, among other reasons, as a result of the exercise of options to acquire Shares.

As of the date of this Offer to Purchase, we believe that no filings are required under any antitrust or competition laws. See “The Tender Offer—Section 13—Certain Legal Matters.”

If the Minimum Tender Condition is satisfied and the Offer is successfully completed, we will own over 90% of the outstanding Shares and will be entitled to, and plan to promptly, effectuate a merger between Cadista and Purchaser, pursuant to which Purchaser would merge with Cadista, with Cadista surviving the merger (the “Merger”) and becoming an indirect wholly-owned subsidiary of Parent. Because we will own over 90% of the outstanding Shares, no vote of Cadista’s stockholders will be required to effectuate the Merger. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares held in treasury by Cadista, owned by the Purchaser Group, or held by stockholders who properly demand and perfect appraisal rights under the Delaware General Corporation Law (“DGCL”)) will, by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive from us an amount in cash, without interest and subject to any required withholding taxes, equal to the same price per Share as was paid in the Offer (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing such Share. No appraisal rights are available in the Offer. However, under the DGCL, stockholders who continue to own their Shares at the time of the Merger and who fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See “Special Factors—Section 9—Appraisal Rights; Rule 13e-3.”

   The Offer and withdrawal rights will expire at 5:00 P.M., New York City time, on December 12, 2014 unless the Offer is extended. We refer to such date as the “Expiration Date,” unless we have extended the Offer, in which event such term shall mean the latest time and date at which the Offer, as so extended by us, will expire.

Based on the unanimous recommendation of a special committee of Cadista’s board of directors (the “Board of Directors”) consisting solely of independent and disinterested directors (the “Special Committee”), Cadista’s Board of Directors, by the unanimous vote of the same directors comprising the Special Committee, with the other directors who are executive officers of Cadista or Jubilant Life Sciences either not attending the Board of Directors meetings at which such actions have been taken or abstaining from the vote thereon, has: (i) determined that the Offer and Merger are advisable, and substantively, procedurally and financially fair to and in the best interests of the Unaffiliated Stockholders of Cadista; and (ii) recommended that, upon compliance by Cadista and Purchaser with all applicable U.S. legal requirements pertaining to the proposed Offer (including the making of applicable filings with the SEC) the Unaffiliated Stockholders tender their Shares pursuant to the Offer. For factors considered by the Special Committee and by Cadista’s Board of Directors, see Cadista’s Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the SEC in connection with the Offer, a copy of which is being furnished to stockholders of Cadista concurrently herewith. You are urged to and should carefully read, Cadista’s Solicitation / Recommendation Statement on Schedule 14D-9.

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Except as otherwise set forth herein, the information concerning Cadista contained in this Offer to Purchase, including, without limitation, financial information, has been obtained from Cadista or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Neither we nor any other member of Purchaser Group nor Jubilant Life Sciences assumes any responsibility for the accuracy or completeness of the information concerning Cadista contained in such documents and records or for any failure by Cadista to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to us, any other member of the Purchaser Group or Jubilant Life Sciences. Except as otherwise set forth herein, the information concerning us, any other member of the Purchaser Group or Jubilant Life Sciences contained in this Offer to Purchase including, without limitation, information about deliberations of our board of directors and information about the Purchaser Group’s or Jubilant Life Sciences’ plans or proposals with respect to Cadista, has been furnished by us or another member of the Purchaser Group or Jubilant Life Sciences.

This Offer to Purchase includes certain forward-looking statements. These statements appear throughout this Offer to Purchase and include statements regarding the intent, belief or current expectations of one or more members of the Purchaser Group or Jubilant Life Sciences, including statements concerning plans with respect to the Shares or actions if the Offer is not completed. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Factors that might affect such forward-looking statements include:

•	whether the conditions to the Offer will be satisfied;

•	general economic, capital markets and business conditions;

•	competitive factors in the industries and markets in which Cadista and the Purchaser Group or its affiliates operate, and general industry trends;

•	the effects of war, terrorism or catastrophic events;

•	changes in government regulation;

•	changes in tax law requirements, including tax rate changes, new tax laws and revised tax law interpretations; and

•	the ability of the Purchaser Group to execute fully on its business strategy after taking Cadista private.

This Offer to Purchase does not constitute a solicitation of a proxy, consent or authorization for or with respect to any meeting of, or action by written consent by, Cadista’s stockholders. Any such solicitation will be made only pursuant to a separate proxy solicitation complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Offer to Purchase and the related Letter of Transmittal and the Schedule 14D-9 contain important information and you should carefully read each in their entirety before you make a decision with respect to the Offer.

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SPECIAL FACTORS

1.	Background of This Offer

The following chronology summarizes the key meetings and events that led to the commencement of the Offer. The following chronology does not purport to catalogue every conversation among the members of the Purchaser Group and their affiliates, the Cadista Special Committee, Cadista’s Board of Directors, any of their representatives and other parties.

Jubilant’s Investment in Cadista

Jubilant Life Sciences Ltd. (“Jubilant Life Sciences;” and collectively with its direct and indirect subsidiaries, other than Cadista and its subsidiaries, “Jubilant”), a company organized under the laws of India, is an integrated pharmaceutical and life sciences company. Jubilant Pharma Ltd. (“Parent”), is a corporation organized under the laws of Singapore and is a direct wholly-owned subsidiary of Jubilant Life Sciences. Parent has no operations and is a holding company for certain of Jubilant Life Sciences’ businesses. Jubilant Generics Inc. (“Purchaser”), a Delaware corporation, is an indirect, wholly-owned subsidiary of Parent. Each of Jubilant Life Sciences and Parent, through Purchaser, currently beneficially owns approximately 82.4% of Cadista. Parent’s initial investment in Cadista was effected pursuant to the terms of a Stock Purchase Agreement dated May 23, 2005 between Cadista and Parent (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, Parent purchased 62,560,815 shares of Cadista’s common stock for an aggregate purchase price of $20,250,000, representing approximately 75% of Cadista’s outstanding common stock. In September 2008, the Board of Directors of Cadista unanimously approved a $10 million equity investment by Jubilant Pharma Holdings Inc. (“JPH”), a subsidiary of Parent, in the form of common stock at a price of $0.29 per share, thereby increasing Parent’s and Jubilant Life Sciences’ beneficial ownership in Cadista to approximately 82.4%. In September 2011, Parent’s beneficial ownership of Cadista’s common stock was consolidated in Purchaser.

At the closing of the Stock Purchase Agreement, Cadista, certain designated representatives of the Cadista stockholders, other than the members of the Purchaser Group and their affiliates (the “Unaffiliated Stockholders”), and each Unaffiliated Stockholder of Cadista executed a Stockholders Agreement dated June 30, 2005 (the “Stockholders Agreement”). The Stockholders Agreement provided, among other things, for the appointment by the Unaffiliated Stockholders of three designated representatives to act on behalf of the Unaffiliated Stockholder group. The Stockholders Agreement further provided that the Board of Directors of Cadista would be comprised of eight representatives, six of whom would be appointed by Parent and two of whom would be chosen from the three minority stockholder representatives (the “Unaffiliated Stockholder Board Designees”). The Stockholders Agreement contained minority stockholder protections that conditioned the completion of certain transactions by Parent and/or Cadista upon the prior approval of the Unaffiliated Stockholder Board Designees, and provided for Cadista’s provision of certain financial information to the Unaffiliated Stockholders. Further, the Stockholders Agreement contemplated that upon the satisfaction of certain conditions, the Board of Directors of Cadista would evaluate the registration of the common shares of Cadista under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In accordance with the terms of Stockholders Agreement, each of Dr. Thayullathil Bharathan and Dr. Jagan Reddy were appointed by the Unaffiliated Stockholders as the Unaffiliated Stockholder Board Designees of Cadista. In October 2007, Dr. Jagan Reddy resigned from the Board of Cadista and was replaced by Dr. Gurpal Bhuller. In December 2007, Dr. Bharathan resigned from the Board of Cadista and was replaced by Mr. Arun Agarwal. In each case, the replacement director was approved by the Unaffiliated Stockholder representatives in accordance with the terms of the Stockholders Agreement. The Stockholders Agreement expired by its terms on June 30, 2009. As a result, by written consent of each of Parent and JPH, dated July 27, 2009, the Board of Directors of Cadista was reconstituted to remove Mr. Arun Agarwal and Dr. Gurpal Bhuller as Board members.

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During the period for July 2009 through April 2011, all members of Cadista’s Board of Directors were appointed by Parent, none of whom were deemed independent directors. In May 2011, in advance of Cadista’s filing of its Form 10 Registration Statement with the SEC (as described below), each of Messrs. Frank C. Becker and Arun Seth were added to Cadista’s Board of Directors. Although Cadista’s common stock is not listed on any national securities exchange or quotation system that contains director independence requirements, at the time of each of Messrs. Becker’s and Seth’s appointment to the Cadista Board, and during their service on the Board, the Cadista Board of Directors has reviewed and analyzed the standards for independence required under the NASDAQ Capital Market, including NASDAQ Marketplace Rule 5605 and applicable SEC regulations. Based on this analysis, Cadista’s Board has determined that each of Messrs. Becker and Seth meet the standards for independence provided in the listing requirements of the NASDAQ Capital Market and SEC regulations.

Simultaneous with the closing of the Stock Purchase Agreement, Jubilant Life Sciences and Jubilant Cadista Pharmaceuticals Inc., Cadista’s wholly-owned subsidiary, executed a Supply Agreement dated June 30, 2005 (the “Supply Agreement”). The Supply Agreement provides, among other things, that Jubilant Life Sciences will provide to Jubilant Cadista Pharmaceuticals 10 pre-abbreviated new drug application (“ANDA”) products, of which five (5) would be provided without cost and five (5) would be provided at a cost of $250,000 per product, on or before October 30, 2008, subject to an extension of up to six (6) months. The Supply Agreement also provides that Parent and Jubilant Cadista Pharmaceuticals shall mutually agree upon the pre-ANDA products to be selected by Jubilant Cadista Pharmaceuticals, the dates on which such pre-ANDA product would be transferred, and the payment dates for such products. The Supply Agreement further provides for Jubilant Life Sciences’ manufacture and supply of certain active pharmaceutical ingredients for Jubilant Cadista Pharmaceuticals. (See “Special Factors—Section 11—Related Party Transactions” for a more detailed description of the Supply Agreement.)

Disagreements between Jubilant and the Unaffiliated Stockholder Board Designees

At various times during the period from July 2008 through September 2008, the Unaffiliated Stockholder Board Designees expressed disagreement with and concern about the operation of Jubilant Cadista Pharmaceuticals’ business, the funding of its operations, capital raising activities, and Jubilant’s compliance with its obligations under each of the Stock Purchase Agreement, the Stockholders Agreement and the Supply Agreement. During this period, the Unaffiliated Stockholder Board Designees and Jubilant exchanged various correspondence relating to such items and describing the parties’ respective positions. Such exchange of correspondence also discussed the proposed additional $10 million equity investment in Cadista proposed to be made by JPH, and the Unaffiliated Stockholder Board Designees’ initial rejection of the terms of such proposed equity investment. The proposed equity investment was intended to address Cadista management’s request for funding in order to continue pending product research and development activities, to allow Cadista to meet its budgeted payment obligations under its bank term loan facility, to fund budgeted capital expenses, and to provide a source of working capital to fund ongoing operations. Pursuant to the terms of the Stockholders Agreement, the consent of the Unaffiliated Stockholder Board Designees was required to complete JPH’s proposed $10 million equity investment in Cadista. Following a further exchange of correspondence between the parties, and the continued negotiation between Jubilant and the Unaffiliated Stockholder Board Designees relating to the amount and terms of the proposed equity investment, in September 2008, Cadista’s Board of Directors, including the Unaffiliated Stockholder Board Designees, approved and consented to Jubilant’s further equity investment in Cadista in the amount of $10 million at a price of $0.29 per share of common stock.

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Jubilant’s 2010 Tender Offer for Cadista’s Shares

During the period from December 2009 through early June 2010, an individual Unaffiliated Stockholder who described himself as a representative of a group of the Unaffiliated Stockholders (the “Unaffiliated Stockholder representative”), and the Executive Director - Finance of Jubilant Life Sciences (the “Jubilant representative”) exchanged numerous correspondence relating to Jubilant’s compliance with its obligations under the Stock Purchase Agreement, the Stockholders Agreement and the Supply Agreement, as well as the results of operations of Cadista. Such correspondence contained allegations by the Unaffiliated Stockholder representative that Jubilant had failed to comply with its obligations under such agreements, and Jubilant’s response refuting such allegations. Such exchange of correspondence culminated in the Unaffiliated Stockholder representative’s request that Jubilant purchase the shares of Cadista held by the Unaffiliated Stockholders at a price of $1.25 per share and Parent’s indication that it would consider the purchase of the Unaffiliated Stockholders’ shares, provided that a fair value could be determined and subject to compliance with applicable corporate and securities laws and the completion of definitive documentation.

On June 9, 2010, representatives of Parent requested that LeClairRyan, U.S. legal counsel to Jubilant, advise as to the legal considerations pertinent to Jubilant acquiring the shares of Cadista not beneficially owned by Jubilant. On July 8, 2010, LeClairRyan, and executive officers and a Director of Jubilant Life Sciences held preliminary discussions regarding a prospective tender offer for the shares of Cadista not beneficially owned by Jubilant. LeClairRyan presented a number of legal considerations in its analysis of a possible purchase by Parent of some or all of the shares of Cadista held by the Unaffiliated Stockholders.

On July 12, 2010, LeClairRyan and executive officers and a Director of Jubilant Life Sciences held further discussions regarding a prospective tender offer of Cadista and discussed a number of structural and legal considerations with respect to such prospective tender offer.

On July 13, 2010, a Director of Cadista received a letter dated July 8, 2010 from counsel representing a group of the Unaffiliated Stockholders (the “Unaffiliated Stockholders Counsel”). The letter indicated that the Unaffiliated Stockholders Counsel had reviewed the various agreements between Cadista and Jubilant and the correspondence exchanged between the Unaffiliated Stockholder representative and the Jubilant representative (as described above). Counsel’s letter requested that the parties appoint a mediator to facilitate the parties’ discussions and possible agreement concerning the valuation of the shares held by the Unaffiliated Stockholders of Cadista, and for Jubilant’s purchase of such shares.

By virtue of the overlap of directors of JPH and Cadista and other relationships between Cadista and Jubilant, Cadista was aware of the potential tender offer being contemplated by JPH. On July 29, 2010, acting pursuant to the direction of Cadista’s directors, an officer of Cadista engaged J.H. Cohn LLP (“JHC”) as an independent business appraiser to value the shares of Cadista’s common stock held by the Unaffiliated Stockholders for purposes of the potential tender offer. The Cadista board formally ratified this engagement by unanimous written consent dated as of August 19, 2010.

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On August 6, 2010, LeClairRyan advised the Unaffiliated Stockholders Counsel that Jubilant was not agreeable to mediation, as requested in such Counsel’s July 8, 2010 letter, but that Jubilant was evaluating alternatives to provide an exit option to the minority stockholders of Cadista.

On August 11, 2010, acting pursuant to the direction of JPH’s directors, an officer of JPH retained Plutus Capital Partners (“Plutus”), as an independent business appraiser to value Cadista’s common stock for purposes of the potential tender offer. JPH’s Board formally ratified this engagement by unanimous written consent dated as of August 17, 2010.

On August 20, 2010, JHC delivered to Cadista a draft of its valuation report, concluding that the fair market value of a Share as of June 30, 2010, was $0.29. This report was subsequently finalized in September 2010, reflecting the same date as the initial draft without any change to JHC’s conclusion with respect to the fair market value per share as of June 30, 2010.

On August 31, 2010, Plutus delivered a draft of its valuation report to JPH that reflected an estimated fair market value per Share, as of August 26, 2010, of $0.31. Plutus delivered its final valuation report to JPH on September 16, 2010. As a result of certain adjustments to the comparison group of public companies used by Plutus in conducting its analysis, the final Plutus valuation report concluded that the estimated fair market value per share was $0.30 as of August 26, 2010.

On September 22, 2010, the directors of JPH, taking into account the conclusions and analyses contained in the JHC and Plutus valuation reports, unanimously determined to commence a tender offer to purchase, at a price of $0.30 net per share in cash without interest, all outstanding shares of Cadista not otherwise owned by JPH or its affiliates.

The tender offer was made by JPH (the “2010 Tender Offer”) pursuant to an Offer to Purchase for Cash circular dated September 30, 2010 (the “2010 Offer to Purchase”), seeking to acquire all of the outstanding shares of Cadista held by the Unaffiliated Stockholders. The 2010 Tender Offer price of $0.30 per share was equal to the higher of two separate valuations of Cadista performed for the 2010 Tender Offer by the unaffiliated, third party valuation firms JHC and Plutus retained by Cadista and JPH, respectively. The 2010 Tender Offer was conditioned, among other items, on a majority of the Unaffiliated Stockholders agreeing to tender their shares. If such non-waivable “majority of the Unaffiliated Stockholders” condition was satisfied, JPH committed to complete a short-form merger under Delaware General Corporation Law, and cash out the remaining Unaffiliated Stockholders for the same price of $0.30 per share. In addition to the conditions to completion of the 2010 Tender Offer, the 2010 Offer to Purchase contained a summary and full copy of the valuation prepared by Plutus, the effects of the 2010 Tender Offer, factors supporting the 2010 Tender Offer, a detailed description of Cadista’s and Jubilant Cadista Pharmaceuticals’ business operations, audited financial statements for the fiscal years ended March 31, 2009 and March 31, 2010, and a summary of Cadista’s long-range plan, including five years of financial projections extending through fiscal year 2015.

In addition to the 2010 Offer to Purchase, the Unaffiliated Stockholders were provided with a Response to Tender Offer prepared by Cadista (the “2010 Response to Tender Offer”). The 2010 Response to Tender Offer described the relationship between the Cadista Board members and Jubilant and its affiliates and expressed no opinion on the fairness of the 2010 Tender Offer to the Unaffiliated Stockholders and that it remained neutral with respect thereto. The 2010 Response to Tender also contained a summary and full copy of the valuation report of Cadista prepared by JHC at the request of Cadista’s Board of Directors.

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The 2010 Tender Offer had an initial expiration date of 5pm, New York City time, on October 29, 2010. In order to provide additional time for a majority of the Unaffiliated Stockholders to tender their shares, the expiration date was extended to November 18, 2010. At such expiration date, the non-waivable “majority of the Unaffiliated Stockholders” condition to the 2010 Tender Offer was not satisfied and the 2010 Tender Offer expired without completion.

Cadista’s Registration under the Securities Exchange Act of 1934

Commencing in January 2011, numerous Unaffiliated Stockholders contacted Cadista’s Chief Financial Officer requesting that their shares of Cadista common stock be transferred, in whole or in part, to various relatives or third parties, or that their shares of Cadista common stock be split into multiple, separate record holders. As a result, by early February 2011, Cadista’s shareholders of record increased from 420 to in excess of 500 holders. In accordance with the requirements of Section 12(g)(1) of the Exchange Act, requiring an issuer of a class of equity securities held of record by 500 or more persons to register such class of equity securities under the Exchange Act, on June 1, 2011, Cadista filed with the SEC a Registration Statement on Form 10 to register Cadista’s common stock under the Exchange Act.

Cadista’s Form 10 Registration Statement became effective August 1, 2011. As a result, Cadista is considered a “public” and registered company under the Exchange Act and is subject to the periodic reporting requirements of the Exchange Act, including Form 8-K, Form 10-Q and Form 10-K. Although Cadista’s common stock, being registered under the Exchange Act, could qualify for trading in the “pink sheets” and in the Over-the-Counter Bulletin Board, we do not believe that any such trading market has developed.

2012 Arbitration Action filed by Unaffiliated Stockholders

In February 2012, 19 Unaffiliated Stockholders of Cadista (the “Claimants”) filed an arbitration action against each of Parent and Jubilant Life Sciences (collectively, the “Respondents”) in the International Center for Dispute Resolution alleging that the Respondents breached each of the Stockholders Agreement and the Supply Agreement (the “Arbitration”). During the course of the Arbitration proceeding, additional Unaffiliated Stockholders joined the Claimants group, resulting in Claimants comprising 157 of the 503 Unaffiliated Stockholders of Cadista. In summary, Claimants’ alleged that (i) Jubilant Life Sciences breached its obligations under the Supply Agreement to provide 10 pre-ANDA products to Jubilant Cadista Pharmaceuticals and to exclusively supply certain active pharmaceutical ingredients under the terms specified in the Supply Agreement, and (ii) Parent breached its obligations to retain an investment banking firm and securities law firm to explore a registration of Cadista’s common stock under the Exchange Act, to register Cadista under the Exchange Act and to effect a listing of Cadista’s common stock on a national securities exchange or over-the-counter market. Claimants sought aggregate damages of $3.14 per share of Cadista’s common stock held by the Claimants, comprised of damages of $0.49 per share attributable to lost profits related to Jubilant Life Sciences’ alleged breach of the Supply Agreement, and damages of $2.65 per share attributable to Parent’s alleged breach of Stockholders Agreement and the purported per share value of Cadista’s common stock.

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Arbitration hearings were held before a Panel of three arbitrators on August 13 through August 17, 2012 and on October 1 through October 3, 2012. The Panel issued its unanimous Ruling and Award on December 13, 2012, in which the Panel (i) dismissed Claimants’ claims relating to the alleged breaches of the Supply Agreement, and (ii) awarded Claimants the sum of $250,000 as damages relating to Parent’s failure to cause Cadista to retain an investment banking firm during the period January 1, 2009 through June 30, 2009 to explore an Exchange Act registration of Cadista’s common stock and listing of Cadista’s common stock on a national securities exchange or over-the-counter market. The Panel’s Ruling and Award required that the $250,000 award be deposited with Claimants’ counsel to be used solely for costs and expenses (including legal expenses) incurred by the Claimants during the period ended June 30, 2013 to solicit and secure market markers to commence and develop a trading market in the Cadista common stock held by the Unaffiliated Stockholders. It is our belief that no trading market has developed for Cadista’s common stock.

Background of this Tender Offer

On March 9, 2013, Rajan Pillai, an Unaffiliated Stockholder of Cadista, sent an e-mail to R. Sankaraiah, Executive Director, Finance of Jubilant Life Sciences. Mr. Pillai advised that he and certain Unaffiliated Stockholders of Cadista had been in contact with an investment banking firm to explore alternatives to generate liquidity for their shares of Cadista. Mr. Pillai requested that representatives of Jubilant Life Sciences and Cadista meet with the investment banking firm to discuss a possible initial public offering for Cadista. Mr. Sankaraiah did not respond to this e-mail.

On April 29, 2013, Dr. T. Bharathan (a former member of the Board of Cadista) telephoned R. Sankaraiah of Jubilant Life Sciences. Dr. Bharathan requested a meeting with Mr. Sankaraiah to explore possible alternatives to generate liquidity for the shares of Cadista held by the Unaffiliated Stockholders. Mr. Sankaraiah responded that due to upcoming Board meetings for Jubilant and various other matters, he was unable to meet with Dr. Bharathan until a later date to be determined.

On September 3, 2013, each of Messrs. Shyam Bhartia, Chairman and Managing Director of Jubilant Life Sciences, and Hari Bhartia, Co-Chairman and Managing Director of Jubilant Life Sciences, received a letter dated September 3, 2013 from Rajan Pillai. The Board of Cadista was also copied on such letter. Mr. Pillai advised Messrs. Bhartia that he was writing on behalf of himself, Arun Agarwal, Dr. T. Bharathan, Dr. Gurpal Bhuller, Dr. Jagan Reddy and Dr. Gopinath Jadhav (the “Pillai Shareholder Group”). Mr. Pillai advised that the Pillai Shareholder Group owned approximately 5.6 million shares of Cadista, representing 4.7% of the outstanding shares of Cadista (and 27% of the shares held by the Unaffiliated Stockholders as a whole), and had retained Oppenheimer & Co. Inc. as their financial advisor in connection with their desire to achieve liquidity for their shares of Cadista. Mr. Pillai outlined various alternative transactions pursuant to which the Pillai Shareholder Group could achieve liquidity for their shares of Cadista, including a negotiated transaction pursuant to which such shares would be sold to Cadista, a negotiated sale transaction with a third party, a public listing of such shares, an initial public offering of Cadista, or a negotiated transaction between Cadista and a third party to sell the Company. Mr. Pillai advised that it was the preference of the Pillai Shareholder Group to achieve a privately negotiated transaction pursuant to which they would sell their Cadista shares to Cadista, and that they were prepared to commence due diligence and negotiations to achieve such transaction.

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On September 9, 2013, Shyam Bhartia met with each of Rajan Pillai and Dr. Bharathan to discuss Mr. Pillai’s letter of September 3, 2013. Mr. Bhartia advised them that Jubilant may have interest in acquiring the shares of Cadista held by the Unaffiliated Stockholders at a valuation of approximately $1.20 per share. Mr. Bhartia explained that such proposed valuation was based on the valuation of $1.03 per share as of March 31, 2012, as determined by the valuation expert retained by Jubilant in connection with the Arbitration proceeding (discussed above), plus the cash accumulated from Cadista’s operations since such time. Mr. Bhartia further explained that his proposal and any such transaction would be subject to Board approval, would be conditioned on Jubilant’s purchase of all or a significant percentage of the shares of Cadista held by the Unaffiliated Stockholders (as opposed to an isolated purchase from a select group of Unaffiliated Stockholders) would require the approval of substantial majority of Cadista’s Unaffiliated Stockholders and be completed in accordance with a process and structure that ensured compliance with the requirements of the Federal securities laws and Delaware corporate law.

On October 14, 2013, Shyam Bhartia received a letter from Rajan Pillai dated October 14, 2013 on behalf of the Pillai Shareholder Group. The Board of Directors of Cadista was also copied on the letter. The letter was consistent with Mr. Pillai’s earlier letter of September 3, 2013, including outlining the same various alternative transactions to achieve liquidity for the Cadista shares held by the Pillai Shareholder Group. The letter also contained a proposal in which the Pillai Shareholder Group would sell their Cadista shares to Cadista for a price of $2.75 per share. Such letter provided a discussion of the value per share determined by the Pillai Shareholder Group and Oppenheimer, including the multiples applied to Cadista’s earnings, and a description of median transaction values of various precedent and comparable transactions considered by the Pillai Shareholder Group and Oppenheimer in determining the proposed valuation of $2.75 per share. The letter requested that representatives of Cadista contact Oppenheimer to initiate the negotiation and execution of confidentiality agreements and to commence due diligence review in order to effect such transaction.

By letter dated October 22, 2013, R. Sankaraiah responded to Mr. Pillai’s letter dated October 14, 2013. Mr. Sankaraiah indicated that while Jubilant may have interest in acquiring the shares of Cadista held by the Unaffiliated Stockholders, the value of $2.75 per share proposed by the Pillai Shareholder Group was not supported by Cadista’s operations and that a value of $1.20 per share (as discussed by Mr. Bhartia in his September 9, 2013 meeting with Mr. Pillai and Dr. Bharathan) was a more realistic value that could advance further discussions. Mr. Sankaraiah’s letter also indicated that any such transaction would be subject to Board approval, would be conditioned on Jubilant’s purchase of a substantial majority of the shares held by the Unaffiliated Stockholders of Cadista (as opposed to an isolated purchase from a select group of Unaffiliated Stockholders), would require the approval of a substantial majority of Cadista’s Unaffiliated Stockholders and would need to be completed in accordance with a process and structure that ensured compliance with Federal securities laws and Delaware corporate law.

On October 24, 2013, Mr. R. Sankaraiah and S. Mahadevan, Head of Legal for Jubilant Life Sciences, convened a telephone call with representatives of LeClairRyan, counsel for Parent, to discuss the September 30, 2013 correspondence from the Pillai Shareholder Group to the Unaffiliated Stockholders of Cadista. During such call, Messrs. Sankaraiah and Mahadevan expressed interest in a possible transaction in which Jubilant would acquire the shares of Cadista held by the Unaffiliated Stockholders at a purchase price of approximately $1.20 per share, provided that any such transaction would be subject to Board approval, and would be structured as a tender offer transaction and in a manner designed to comply with the requirements of the Federal securities laws and Delaware corporate law. Representatives of LeClairRyan explained to Messrs. Sankaraiah and Mahadevan the process of commencing and completing such a tender offer transaction, including the primary conditions to any such offer from Jubilant, including (i) that such transaction be negotiated and approved by a fully informed and empowered Independent Committee of the Board of Directors of Cadista, and (ii) that at least a majority of the Unaffiliated Stockholders of Cadista would have tendered their shares in such tender offer transaction, and that these conditions would be non-waivable. Representatives of LeClairRyan also recommended that Jubilant retain an independent financial advisor to provide advice and analysis regarding the fair value of the shares of Cadista. Jubilant determined that Willamette Management Associates (“Willamette”) should be contacted for such valuation engagement in view of its familiarity with Cadista due to the valuation and expert witness services it provided on behalf of Jubilant in connection with the Arbitration proceeding (as described above). Messrs. Sankaraiah and Mahadevan requested that LeClairRyan contact Willamette to commence the process to engage it for such valuation services. On October 24, 3013, a representative of LeClairRyan spoke with a representative of Willamette to discuss the general terms of the engagement. During such call LeClairRyan requested that Willamette provide an engagement letter for it to serve as the financial advisor to Purchaser in connection with a proposed tender offer transaction pursuant to which Purchaser or another Jubilant entity would seek to acquire the shares of Cadista held by the Unaffiliated Stockholders. After a period of inactivity on the proposed transaction, on January 6, 2014, Purchaser executed the engagement letter with Willamette.

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During a Board meeting of Cadista held on October 28, 2013, Mr. Sankaraiah provided the Board with an overview of the recent correspondence from, and meeting with, the Pillai Shareholder Group relating to their request to achieve liquidity for their Cadista shares. Mr. Sankaraiah explained the content of Jubilant’s response letter to Rajan Pillai dated October 22, 2013. In addition, Mr. Sankaraiah advised the Cadista Board that while Jubilant has an interest in acquiring the shares of Cadista held by the Unaffiliated Stockholders, the valuation of $2.75 per share proposed by the Pillai Shareholder Group was not acceptable and that the value of approximately $1.20 per share discussed by Shyam Bhartia at his September 9, 2013 meeting with Rajan Pillai and Dr. Bharathan was a fair valuation. Mr. Sankaraiah further advised the Board that in the event Jubilant decides to pursue any such transaction, it will advise the Board of Cadista in advance in order that an Independent Committee of the Board of Cadista can be established and be fully empowered to negotiate and approve (if acceptable to the Independent Committee) the terms of any such transaction. Mr. Sankaraiah further stated that any such transaction would need to be completed in accordance with a tender offer structure meeting the requirements of the Federal securities laws and Delaware corporate law. Following the Cadista Board meeting, a copy of Mr. Sankaraiah’s letter dated October 22, 2013 addressed to Rajan Pillai was provided to the Board as well as a letter explaining the correspondence received from Mr. Pillai on each of September 3, 2013 and October 14, 2013.

On October 29, 2013, Shyam Bhartia received a letter from Rajan Pillai dated October 29, 2013 on behalf of the Pillai Shareholder Group. The Board of Directors of Cadista was also copied on the letter. The letter provided assurances that the Pillai Shareholder Group would be able to obtain the support of at least 75% of the Unaffiliated Stockholders of Cadista to a proposed sale of the Shares held by the Unaffiliated Stockholders to Jubilant. Mr. Pillai also requested that Oppenheimer & Co., the investment banking representative of the Pillai Shareholder Group, be permitted to perform due diligence activities and meet with Cadista’s management to assess the valuation of Cadista’s shares. Mr. Pillai’s letter attached a form of non-disclosure agreement proposed to be executed by Oppenheimer & Co. prior to commencing its due diligence activities.

On January 13, 2014, Willamette provided LeClairRyan with a request for financial and other information relating to Cadista, including historical financial statements, products in development and five year financial projections. On January 15, 2014, LeClairRyan provided Willamette with various information relating to Cadista, including copies of historical financial statements, access to Cadista’s public reports on Forms 10-Q and 10-K, a description of loan advances made by Cadista to Jubilant entities, and copies of correspondence between Jubilant and the Unaffiliated Stockholders.

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On February 26, 2014, LeClairRyan provided Willamette with the Strategy Presentation prepared by Cadista management and presented to Jubilant Life Sciences in January 2014. The Cadista Strategy Presentation contained an executive summary, customer review, an existing products review and evaluation, a review of new products projected to be commercialized, an operations overview, historical financials and five-year financial projections, and business development activities.

On March 13, 2014, LeClairRyan and Willamette discussed by phone the valuation methodologies proposed to be used by Willamette to determine a range of value for Cadista’s shares. On March 19, 2014, LeClairRyan and Willamette further discussed the valuation methodologies being used by Willamette and Willamette’s preliminary range of value for Cadista’s shares for each such method.

In April 2014, a representative of LeClairRyan was contacted by Alan M. Pollack, of the law firm Robinson Brog Leinwand Greene Genovese & Gluck, P.C., who advised that he represented some or all of Cadista’s Unaffiliated Stockholders. Mr. Pollack advised that he was evaluating the initation of a legal proceeding on behalf of his clients relating to the operation of Jubilant Cadista Pharmaceuticals and referred to the earlier discussions between members of the Pillai Shareholder Group and officers of Jubilant Life Sciences. Although no specifics were provided, a representative of LeClairRyan in a telephone conversation with Mr. Pollack, advised that Jubilant was evaluating a potential liquidity event for the Unaffiliated Stockholders. The representative of LeClairRyan cautioned Mr. Pollack that there could be no assurance that any such transaction would in fact occur.

On various dates in April and May, 2014, representatives of LeClairRyan, Mr. Sankaraiah and other Jubilant Life Sciences’ officers and personnel held discussions with potential lenders in connection with financing a potential tender offer for Cadista’s shares and a subsequent short-form merger. On May 21, 2014, Purchaser received a commitment letter (the “May Commitment Letter”) from ICICI Bank Limited (“ICICI Bank”) for a term loan to be used in connection with the Offer and the Merger. The funding contemplated by the commitment letter was subject to numerous terms and conditions including the execution of definitive documentation acceptable to ICICI Bank with respect to the credit facility.

On April 9, 2014, representatives of LeClairRyan and Willamette, and Messrs. Sankaraiah, Jain and Mahadevan from Jubilant Life Sciences held a telephonic meeting in which Willamette discussed the valuation methodologies being used by Willamette and Willamette’s preliminary range of values for Cadista’s shares as of December 31, 2013. Willamette described that the greatest weight in its analysis would be ascribed to methodologies based upon Cadista’s projected cash flow. Based upon the long-range projections of Cadista’s operations contained in the Cadista Strategy Presentation, prepared by Cadista’s management and presented to members of Jubilant Life Sciences’ management in January 2014, Willamette indicated that the following respective preliminary valuation ranges could be expected: $1.65 to $2.15 based upon the Discounted Cash Flow Method; $2.00 to $2.25 based upon the Direct Capitalization Cash Flow Method; $1.55 to $2.65 based upon the Guideline Merged and Acquired Company Method; and $2.75 to $3.25 based upon the Guideline Publicly Traded Company Method. A general description of each of these valuation methodologies is contained in “Special Factors – Section 5 – Summary of July 17, 2014 Willamette Presentation. Willamette also indicated that if it applied a weighting of 50%, 30%, 10%, and 10%, to the Discounted Cash Flow Method, the Direct Capitalization Cash Flow Method, the Guideline Public Traded Company Method and the Guideline Merged and Acquired Company Method a preliminary fair value range between $1.85 to $2.35 would be indicated. See “The Tender Offer—Section 7—Certain Information Concerning Cadista” for a summary of the material items included in the Cadista Strategy Presentation. Participants of Jubilant Life Sciences indicated in the telephone call that they believed that the projections in the Cadista Strategy Presentation were too optimistic for the following reasons: (i) Cadista’s actual results for a time period regularly underperformed compared to the projections for that period that were provided to Jubilant Life Sciences at its yearly strategic planning meetings; accordingly, Jubilant Life Sciences regarded those projections as aspirational “best case” projections rather than being realistically achievable projections; (ii) Cadista’s management had already indicated that the January 2014 projections contained in the Cadista Strategy Presentation were too optimistic and would not be met; and (iii) the January 2014 projections contained in the Cadista Strategy Presentation did not take into account the average extended time period to obtain FDA approval for a new generic product, which had significantly increased. The representatives of Jubilant Life Sciences’ participating in the call discussed that Willamette’s analysis should be based upon reasonably attainable projections and discussed that Jubilant Life Sciences would seek to obtain such projections for Willamette to use to determine a range of values for Cadista’s shares.

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On April 22, 2014, representatives of LeClairRyan and Messrs. Sankaraiah, Jain, Sharma and Mahadevan from Jubilant Life Sciences had a conference call to discuss the process to obtain updated projections to be provided to Willamette for purposes of its analysis in determining a fair range of values for Cadista’s Shares. During that call, Jubilant Life Sciences’ participants determined that Jubilant would approach Cadista’s Board of Directors (including Cadista’s independent directors) to request that the Board of Directors authorize Cadista management to prepare updated projections of Cadista. As part of such request, Jubilant would advise Cadista’s Board of Directors that Jubilant would use the updated projections to determine a range of values for Cadista’s Shares for purposes of a possible tender offer and the updated projections could also be used by Cadista’s Special Committee, were Jubilant to submit a proposal for the acquisition of the Unaffiliated Shares.

On May 22, 2014 the Board of Directors of Cadista held a telephonic meeting to, among other things: review Cadista’s financial results for the quarter and fiscal year ended March 31, 2014; to update the Board regarding Cadista’s operations; consider authorizing the preparation of updated Cadista projections; and amending Cadista’s Bylaws. All members of Cadista’s Board of Directors participated in the meeting. Representatives of LeClairRyan also participated in the telephonic meeting. During the meeting Mr. Sankaraiah provided a brief summary of the Jubilant’s history with the Pillai Shareholder Group, and in particular with respect to the Pillai Shareholder’s Group’s attempts to achieve liquidity for their shares. Mr. Sankaraiah also explained to the Board that Jubilant, through Purchaser, was considering possibly commencing a tender offer but that, before doing so, it needed to determine a range of values for Cadista’s Shares in order to evaluate an appropriate tender offer price.

At the May 22 meeting, a representative of LeClairRyan explained to Cadista’s directors some of the procedural steps that might be expected were Jubilant to consider proceeding with a proposal to acquire the Unaffiliated Shares, including the following: a written proposal would be delivered to the Cadista Board of Directors, which would include the price at which Jubilant would purchase all of the Unaffiliated Shares; any Cadista Shares not acquired in the tender offer would be acquired in a subsequent “short form” merger at the same price offered in the tender offer; the expectation is that a special committee of Cadista’s independent directors would be established to consider the tender offer proposal and determine whether the tender offer is advisable and substantively and procedurally fair to the Unaffiliated Stockholders and whether to recommend the proposal to the Unaffiliated Stockholders; Jubilant would not proceed with the tender offer absent a favorable fairness determination and recommendation by the Special Committee; and, if commenced, the tender offer would be subject to the non-waivable condition that a majority of the Unaffiliated Shares will have been tendered in the tender offer. The LeClairRyan representative also explained that LeClairRyan would not be able to represent the Special Committee and that the independent directors serving on the Special Committee should retain their own legal counsel. He also suggested that, although the Special Committee would not be formed unless and until Jubilant submitted a tender offer proposal to the Cadista Board, the independent directors should give some consideration as to whom they might select as legal counsel in advance of a tender offer proposal being submitted. The LeClairRyan representative also informed the Board that it would be advisable that the Special Committee also retain its own financial advisor/valuation expert to analyze whether the tender offer proposal submitted by Jubilant was fair and that, accordingly, the independent directors may want to consider which valuation firm they might retain as their valuation expert; however, the LeClairRyan representative explained that the legal counsel retained by the Special Committee may also have some suggestions in this regard.

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At the May 22 meeting, the LeClairRyan representative also explained that the preparation and analysis of reasonably attainable projections for Cadista would be a significant factor in determining a valuation range for Cadista’s Shares. The representative explained that valuing Cadista’s Shares would not only be a critical factor for Jubilant in determining whether to submit a tender offer proposal and the proposed tender offer price but would also be important in the Special Committee’s analysis of the fairness of that price.

After some discussion, the members of the Board present at the May 22, 2014 Board meeting unanimously approved the authorization and direction to Cadista’s management to prepare reasonably attainable five year financial projections, consisting of projections for Cadista’s current fiscal year ended March 31, 2015 and the next four fiscal years thereafter, with the understanding that: drafts of such projections would be circulated to all of the directors for their review; following changes made to address the comments of Cadista’s independent directors, the projections would be resubmitted to the Board for its approval; and if and when approved, such projections would be shared with Jubilant for the purpose of its determination of a valuation range for Cadista’s Shares and whether to submit a proposal for a tender offer for such Shares and setting the tender offer price to be included in the proposal; and, should they so choose, such projections could also be used by the Special Committee and its own valuation expert in conjunction with their analysis as to whether any tender offer proposal submitted by Jubilant was fair to Cadista’s Unaffiliated Stockholders.

The directors present at the May 22, 2014 Board meeting also unanimously approved amendments to Cadista’s Bylaws, which, among other things, would set a quorum for a meeting of directors at three directors, given Cadista’s current total Board membership. Part of the rationale for this amendment was to enable the independent directors to take actions on behalf of Cadista’s Board, at a meeting with only one non-independent director present. The non-independent directors would be able to abstain from the vote on any action in connection with a tender offer proposal by Jubilant (were one to be submitted to the Cadista Board), and accordingly, the Cadista Board would be able to act with the affirmative vote of only the independent directors.

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On June 6, 2014, Cadista’s Board of Directors held a meeting at which Scott Delaney, who is a director and Cadista’s President and Chief Executive Officer, Kamal Mandan, who is a director and Cadista’s Chief Financial Officer, and Arun Seth, who is an independent director, were present. The directors discussed an initial draft of Cadista’s five year projections prepared by Cadista management and that was presented at the meeting for discussion purposes. During the meeting the directors discussed various assumptions used in the projections and based on Mr. Seth’s comments, it was determined that the draft projections did not adequately account for the following factors that may have an adverse impact on Cadista’s projected financial results: the trend in market dynamics negatively affecting both the price and Cadista’s market share for its two key products, methylprednisolone and meclizine (which in the aggregate comprised 66% and 90% of Cadista’s revenues and net profits, respectively, in the fiscal year ended March 31, 2014); and the delay in FDA approvals for new products (given Cadista’s and Jubilant’s recent history of an approximate 36 to 60 months FDA review timeline for ANDA submissions) that would reduce the number of new products expected to be launched within the time period covered by the projections.

On June 18, 2014, Cadista’s Board of Directors held a telephonic meeting, to among other things, approve Cadista’s financial statements for its fiscal year ended March 31, 2014 and the filing of its Annual Report on Form 10-K for such fiscal year. All of Cadista’s directors were present at this meeting, except for Neeraj Agrawal. In conjunction with such meeting Mr. Mandan circulated to Cadista’s directors a draft of Cadista’s five year projections, taking into account Mr. Seth’s comments received from Mr. Seth at the June 6 meeting.

From June 18, 2014 through June 22, the Cadista directors reviewed and evaluated the draft projections. A revised draft of the five year projections taking into account comments received from Cadista’s independent directors was circulated on June 22.

A telephonic Board meeting was held on June 23, 2014, in which Messrs. Delaney, Mandan, Seth and Becker participated. Also participating in the telephonic meeting were representatives of LeClairRyan. During the meeting both Messrs. Becker and Seth questioned Messrs. Delaney and Mandan about the assumptions used in preparing the projections. In response to questions from Messrs. Becker and Seth, Mr. Delaney explained that: continued consolidation between wholesalers and retailers into large buying groups and customers more aggressively seeking lower prices were market dynamics that were creating tremendous pricing pressure on Cadista’s key product, methylprednisolone, and that these dynamics were expected to continue into the future negatively impacting Cadista’s projected revenues from its current key products; an additional competitor with respect to Cadista’s meclizine tablets had entered the market in the middle of April 2014, and that the new competition had resulted in significant declines in sales volume and unit pricing for this key Cadista product; although Cadista management was expecting an aggregate of approximately $7.1 million of research and development expenses during the five year period covered in the projections, the resulting products were not expected to be commercialized until after Cadista’s 2019 fiscal year, and accordingly would not have an impact on projected revenues or earnings during the five year period; and although Cadista was seeking to acquire opportunities to purchase new products, it had not as yet identified any targets that would be expected to have an impact on the five year projections. In response to questions from Messrs. Becker and Seth, Mr. Mandan also explained that capital expenditures were expected to increase significantly over the five year period covered by the projections as Cadista continues its facility expansion, adds new packaging lines and upgrades and improve its existing facility, which were necessary for Cadista to remain competitive and to remain in compliance with FDA regulations. Messrs. Becker and Seth requested that another draft of the projections be circulated providing additional detail regarding, among other things, the assumptions contained in the projections.

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In the evening of June 23, 2014, Mr. Mandan circulated a revised draft of the projections reflecting the comments he had received earlier in the day from Messrs. Becker and Seth. Although the projections that were circulated contained additional detail as a result of the comments received from Messrs. Becker and Seth, the projected revenues and earnings remained unchanged from the draft projections circulated previously to the directors on June 22, 2014.

At a Cadista Board meeting held on June 24, 2014, in which Messrs. Mandan, Seth and Becker (and representatives of LeClairRyan) participated, Messrs. Mandan, Seth and Becker unanimously approved the projections (the “June Projections”) and authorized and directed that a copy be provided to Jubilant so that Jubilant could use the projections in determining a valuation range for Cadista’s Shares. A copy of these projections was provided by Jubilant Life Sciences to Willamette shortly after the meeting for the purpose of determining a range of fair value for Cadista’s Shares to be used by Jubilant in determining whether to submit a tender offer proposal and the appropriate price to be offered.

On July 7, 2014, representatives of LeClairRyan and Willamette discussed the valuation methodologies being used by Willamette in its analysis of the range of fair value of Cadista’s Shares based upon the updated projections and Willamette’s preliminary range of value for Cadista’s Shares for each of such methodologies in light of these projections.

On July 9, 2014, representatives of LeClairRyan and Willamette and Mr. Sankaraiah, Mr. Anuj Jain and Mr. Gagan Tuteja from Jubilant Life Sciences held a telephonic meeting in which Willamette discussed the valuation methodologies being used by Willamette and Willamette’s preliminary range of values for Cadista Shares based upon the June Projections. During the phone call representatives of Willamette described that they performed preliminary analyses based upon the projected cash flow contained in the June Projections applying the Direct Capitalization of Cash Flow and Discounted Cash Flow Methods as well as preliminary analyses based upon Guideline Publicly Traded Companies and Guideline Merged and Acquired Company Transactions. Willamette described that the Direct Capitalization of Cash Flow, Guideline Publicly Traded Company, and Guideline Merged and Acquired Company Methods all yielded a reasonably close range of values (ranging from a low of a $1.60 per share to a high value of $2.50 per share), but that the Discounted Cash Flow Method resulted in a much lower valuation range (ranging from a low of $0.95 per share to a high of $1.15 per share). The representatives of Jubilant Life Sciences requested that Willamette prepare a presentation detailing their analysis of the fair value range of Cadista’s Shares.

On July 16, 2014 Willamette circulated to representatives of LeClairRyan a draft of their presentation to the Board of Directors of Purchaser and the Executive Officers and Directors of Jubilant Life Sciences describing their valuation analysis of the fair value of Cadista’s Shares.

On July 17, 2014, representatives of LeClairRyan and Willamette held a telephonic meeting in which they discussed the draft of the valuation presentation circulated to the representatives of LeClairRyan the previous day. Willamette circulated a revised draft of the valuation presentation in the afternoon of July 17, 2014 to representatives of LeClairRyan reflecting changes in language and formatting, but without change to the valuation methodologies utilized or the ranges of fair value determined by Willamette (the “July 17, 2014 Valuation Presentation”). LeClairRyan circulated the July 17, 2014 Valuation Presentation to ceratin executive officers and directors of Jubilant Life Sciences and Purchaser.

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On July 30, 2014, representatives of Willamette, in a telephonic meeting, presented their July 17, 2014 Valuation Presentation to Mr. Sankaraiah, who is Executive Director – Finance of Jubilant Life Sciences, a director of Purchaser and as of October 2014 also a director of Parent, Mr. Arun Sharma, who is Senior Vice President-Group Finance of Jubilant Life Sciences and a director of Purchaser, and Mr. Gagan Tuteja, who is Manager Finance of Jubilant Life Sciences. Representatives of LeClairRyan also attended the telephonic meeting. Willamette reviewed its July 17, 2014 Valuation Presentation, in which it determined that based upon each of the Direct Capitalization of Cash Flow Method, the Guideline Merged and Acquired Company Method, and the Guideline Publicly Traded Company Method, a reasonable range of fair value of Cadista’s common stock was $1.60 to $2.50 per share ($1.75 to $2.15 per share based on Willamette’s relative weighing of the valuation methodologies). Willamette’s concluded reasonable range of value would be lower if it assigned a typical weighing to a Discounted Cash Flow Method. Under such an alternative valuation approach in which the Discounted Cash Flow Method was weighted 50 percent, Willamette determined that Cadista’s fair value range would be between $1.30 and $1.65 per share. See “Special Factors – Summary of Willamette July 17, 2014 Presentation, the October Update Letter and November 2014 Valuation Presentation.”

At a telephonic meeting of Cadista’s Board of Directors held on August 1, 2014, in which all of the Cadista directors participated and in which representatives of LeClairRyan were in attendance, a representative of LeClairRyan, as a courtesy, alerted the members of the Cadista Board that a proposal would be forthcoming that contemplated Jubilant’s tender offer for the Shares of Cadista held by the Unaffiliated Stockholders and the general terms of such proposal, including the price per Share and the material conditions to the offer.

On August 1, 2014, shortly following the Cadista Board Meeting held earlier that day, a representative of LeClairRyan, circulated a letter from Jubilant Life Sciences to Cadista’s Board of Directors proposing a tender offer for all Cadista Shares owned by the Unaffiliated Stockholders. The full text of the letter is set forth below:

August 1, 2014

Board of Directors

Cadista Holdings Inc.

207 Kiley Drive

Salisbury, Maryland 21801

Dear Board Members:

Jubilant Life Sciences Ltd. (“Jubilant” or “we”) is pleased to inform you that, through its indirect wholly-owned subsidiary, Jubilant Generics Inc. (“Jubilant Generics”), Jubilant is proposing to commence a tender offer for all outstanding shares of common stock of Cadista Holdings Inc. (“Cadista”) not owned by Jubilant or its subsidiaries at a purchase price of $1.60 per share. We expect that any common stock not acquired in the tender offer will be acquired in a subsequent “short form” merger at the same price offered in the tender offer, and the short form merger will be effected promptly following the consummation of the tender offer. The proposed transaction will not be subject to a financing condition.

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We believe that the proposed transaction would allow Cadista’s stockholders to immediately realize an attractive value, in cash, for their investment and provides such stockholders certainty of value for their shares, especially when viewed against the operational risks inherent in Cadista’s business. We believe that the opportunity for Cadista’s stockholders to monetize the value of their shares in the tender offer will be particularly attractive in view of the lack of a trading market for the shares. We also believe that, by proceeding with a tender offer, Cadista’s stockholders will be able to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.

We believe that private ownership is in the best interests of Cadista, as it would result in operational efficiencies and cost savings. Accordingly, we are confident that this proposal not only offers compelling value to Cadista’s stockholders unaffiliated with Jubilant but is also in the best interests of Cadista and its other constituencies.

We understand that Cadista and its Board of Directors will want to establish a special committee of independent directors to consider this proposal and make a recommendation to Cadista’s Board of Directors. We will not move forward with the tender offer unless this special committee: (i) determines that the tender offer and the subsequent short-form merger are advisable and substantively and procedurally fair to Cadista’s stockholders unaffiliated with Jubilant; and (ii) recommends that Cadista’s stockholders (other than Jubilant and its affiliates) accept the tender offer and tender their shares. In addition, the tender offer will be conditioned on the tender of a majority of the shares of Cadista not owned by Jubilant or its affiliates, and this condition may not be waived by us.

As you are aware, Jubilant and its subsidiaries own approximately 82.4% of the outstanding shares of common stock of Cadista. In considering this proposal, you should know that in our capacity as a stockholder of Cadista we are interested only in acquiring the shares of Cadista not already owned by us and that in such capacity we have no interest in selling any Cadista shares owned by us nor would we expect, in our capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving Cadista. If the special committee fails to recommend that stockholders accept the tender offer or if the tender offer is commenced following such independent committee recommendation but is not successfully completed as a result of one or more conditions not being satisfied (including the failure of a majority of the shares of Cadista, not owned by Jubilant or its affiliates, to be tendered), such result would not adversely affect our future relationship with Cadista and we would intend to remain as a long-term stockholder.

Please be aware that this proposal is an expression of interest only, and we reserve the right to withdraw or modify our proposal in any manner. No legal obligation with respect to a transaction shall arise unless and until we commence a tender offer in accordance with the rules and regulations of the Securities Exchange Act of 1934, as amended.

In connection with this proposal, we have engaged Willamette Management Associates as our financial advisor and LeClairRyan as our legal advisor, and we encourage the special committee to retain its own legal and financial advisors to assist it in its review. We and our advisors look forward to working with the special committee and its advisors to ensure that a process is followed that will result in a fair and mutually beneficial negotiated transaction, and are available at your convenience to discuss any aspects of our proposal.

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Should you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ R. Sankaraiah

R. Sankaraiah

Executive Director, Finance

As reported in Cadista’s Current Report on Form 8-K, for event dated August 1, 2014, filed with the SEC on August 5, 2014, Neeraj Agrawal, who was Chief Executive Officer of Generics of Jubilant Life Sciences, resigned as a member of Cadista’s Board of Directors effective as of August 1, 2014. Mr. Agrawal’s resignation was unrelated to Jubilant Life Sciences’ August 1, 2014 proposal and was not a result of any disagreement on any matter related to Cadista’s operations, policies or practices. In conjunction with Mr. Agrawal’s resignation the total number of Cadista’s directors constituting its whole Board of Directors was reduced to five.

In e-mail correspondence on August 5, 2013, Frank Becker informed representatives of LeClairRyan and Kamal Mandan, Cadista’s Chief Financial Officer, that upon formation of Cadista’s Special Committee to evaluate the Parent’s August 1, 2014 tender offer proposal, and assuming that the Special Committee was comprised of Mr. Becker and Mr. Seth, they were expecting to retain Seyfarth Shaw as the Special Committee’s legal counsel. On August 8, 2014, representatives of LeClairRyan and representatives of Seyfarth Shaw had a conference call in which representatives of LeClairRyan introduced themselves to the representative of Seyfarth Shaw and discussed certain procedural steps in connection with the formation of the Special Committee.

At a special meeting of the Cadista Board of Directors held telephonically on August 12, 2014, the Cadista Board of Directors met to discuss Jubilant Life Sciences’ proposal. All Cadista directors initially participated in the telephonic meeting, except for Scott Delaney who was not present. Representatives of Seyfarth Shaw participated in the meeting. Representatives of LeClairRyan also were initially present on the call. A representative of LeClairRyan explained that Jubilant Life Sciences’ representative on Cadista’s Board of Directors would not participate in any discussions regarding Jubilant Life Sciences’ proposal. However, the representative of LeClairRyan explained that Mr. Sankaraiah, as the remaining representative of Jubilant Life Sciences on Cadista’s Board of Directors, was available to answer any general questions about the August 1, 2014 proposal submitted to Cadista’s Board. He stated, as indicated in the proposal letter delivered by Jubilant Life Sciences, that Jubilant Life Sciences expected that Cadista’s Board of Directors would form a special committee of independent directors to consider Jubilant Life Sciences’ proposal. Draft resolutions prepared by Seyfarth Shaw creating a special committee of independent directors had been circulated the prior evening for consideration for the directors. After general questions from Mr. Seth regarding the total number of Cadista’s outstanding Shares, Mr. Sankaraiah and the representatives of LeClairRyan left the meeting.

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The Board of Directors then discussed with the representatives of Seyfarth Shaw, and adopted, the resolutions that had previously been circulated substantially in the form previously circulated. The resolutions were unanimously adopted by the directors then present at the meeting, i.e. Messrs. Becker and Seth (Cadista’s independent directors), and Mr. Mandan. Mr. Sankaraiah, who excused himself from the meeting, and Mr. Delaney, who was not present at the meeting, did not participate in the vote. The resolutions created the Special Committee, to be comprised solely of Messrs. Becker and Seth, Cadista’s two independent directors, for the purpose of considering and negotiating the terms of Jubilant Life Sciences’ proposal on behalf of Cadista’s Unaffiliated Stockholders. Among other things, the resolutions authorized the Special Committee to (a) retain such financial advisors and legal counsel as the Special Committee determines to be necessary or appropriate to carry out its responsibilities, (b) determine any alternatives to the transaction proposed by Jubilant Life Sciences in its August 1, 2014 letter to Cadista’s Board, (c) negotiate the terms of the transaction proposed by Jubilant Life Sciences, (d) approve such proposed transaction and to recommend to the Board of Directors and the Unaffiliated Stockholders whether to tender their Shares in connection with such proposed transaction, and (e) take any and all other actions necessary or advisable in connection with the evaluation, negotiation, proposal, response, rejection and, if appropriate and to the extent permitted by law, the effectuation of, the proposed transaction. The resolutions further provided that if the Special Committee did not recommend that the Unaffiliated Stockholders accept the tender offer proposed by Jubilant Life Sciences and tender their Shares, the tender offer proposed by Jubilant Life Sciences would be rejected without any further action; and the Special Committee had the maximum power permitted under Section 141(c) of the DGCL and consistent with Cadista’s Certificate of Incorporation in connection with its actions with respect to Jubilant Life Sciences’ proposal.

On September 3, 2014, Gagan Tuteja of Jubilant Life Sciences and Arun Sharma, an officer of Jubilant Life Sciences and a director or Purchaser, representatives of LeClairRyan and representatives of ICICI Bank had a conference call regarding certain structural and timing issues in connection with the potential financing to be provided by ICICI Bank in connection with the Offer and the Merger. Negotiations, based upon the May Commitment Letter, between Jubilant Life Sciences, Purchaser, representatives of LeClairRyan and members of Cadista management, on the one hand, and ICICI Bank and its representatives on the other hand, continued during September through November, until the Credit Agreement between Purchaser and ICICI Bank was executed on November 12, 2014.

On September 3, 2014, a representative of LeClairRyan discussed with a representative of Seyfarth Shaw the status of the Special Committee’s retention of a financial advisor and its analysis of Jubilant Life Sciences’ proposal set forth in its August 1, 2014 letter. The representative from Seyfarth Shaw advised that the Special Committee had retained Cassel Salpeter & Co. (“Cassel Salpeter”) as its financial advisor and that it had commenced its financial analysis of Cadista.

On September 16, 2014, representatives of Willamette and Cassel Salpeter had a phone call in which Willamette explained its valuation methodologies for Cadista’s common stock. Representatives of LeClairRyan and Seyfarth Shaw were also present on the telephone call.

During the September 16, 2014, conference call among representatives of Willamette, Cassel Salpeter, LeClairRyan and Seyfarth Shaw, Cassel Salpeter mentioned that it was utilizing updated projections (the “September Projections”) prepared by Cadista’s management that took into account that Cadista’s accounts payable to Jubilant Life Sciences, for inventory of pharmaceutical products it was distributing under a supply agreement with Jubilant Life Sciences, was net 60 days rather than net 30 days. Cassel Salpeter informed the participants in the conference call that the adjustments had a positive effect on Cadista’s cash flow.

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By email correspondence on September 17, 2014, a representative of LeClairRyan requested a copy of the September Projections mentioned in the conference call the previous day and a representative of Cassel Salpeter forwarded a copy of the September Projections to representatives of LeClairRyan and Willamette on September 18, 2014.

On September 22, 2014, representative of LeClairRyan and representatives of Willamette had a conference call in which they discussed the impact of the September Projections on Willamette’s analysis set forth in the July 17, 2014 Valuation Presentation. The Willamette representatives informed the representatives of LeClairRyan that the September Projections only impacted the Discounted Cash Flow Method analysis they utilized in their July 17, 2014 Valuation Presentation, increasing the indicated Discounted Cash Flow Method valuation range from $0.95 to $1.25 per share to a range of $1.05 to $1.30 per share. Since Willamette had not quantitatively utilized the Discounted Cash Flow Method in their July 17, 2014 Valuation Presentation, and given that the DCF per share valuation range used the September Projections was still substantially below the implied range of values determined by utilizing the Direct Capitalization Cash Flow Method, Guideline Merged and Acquired Company Method and the Guideline Publicly Traded Company Method applied by Willamette in its July 17, 2014 Valuation Presentation, Willamette informed the representatives of LeClairRyan that the September Projections did not change Willamette’s conclusion regarding the valuation range of the fair value of Cadista’s Shares or Willamette’s conclusion regarding a reasonable tender offer price reflected in the July 17, 2014 Valuation Presentation.

On September 23, 2014 representatives of Cassel Salpeter and representatives of Willamette had a conference call to further discuss Willamette’s valuation methodologies for Cadista’s Shares and to compare Willamette’s methodologies to the methodologies employed by Cassel Salpeter in its financial analysis of Cadista.

On October 1, 2014, the members of the Special Committee, Mr. Sankaraiah, an executive officer of Jubilant Life Sciences and a director of Purchaser (and as of October 2014 a director of Parent), a representative of Seyfarth Shaw and representatives of LeClairRyan had a conference call. During the call the Special Committee indicated that they could support a transaction at a price of a $1.76 per Share rather than the $1.60 per Share proposed by Jubilant Life Sciences in its August 1, 2014 letter to the Cadista Board of Directors. The members of the Special Committee indicated that they based their determination on, among other things, the excess cash that Cadista had accumulated since March 31, 2014, the date utilized by Willamette in its valuation analysis. Mr. Sankaraiah responded that the $1.76 per Share was not justified because the Special Committee did not adequately consider: Cadista’s cash flow needs to satisfy its capital expenditure requirements for the remainder of Cadista’s current fiscal year; and the recent deterioration in Cadista’s business, including the loss, at the end of September 2014, of a large retail customer for its key product, methylprednisolone, which would adversely impact Cadista’s earnings and net cash flow for the fiscal year ended March 31, 2015, and during the period covered by the September Projections. In light of the points raised by Mr. Sankaraiah, the members of the Special Committee determined they would seek additional information from Cadista management regarding Cadista’s expected capital expenditures during the current year and the effect on Cadista’s projections of the loss of methylprednisolone business to a large retail customer, and then, in light of this new information, consult with its financial advisor, Cassel Salpeter.

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Later in the day on October 1, 2014, Mr. Mandan informed the Special Committee, Mr. Sankaraiah, representatives of LeClairRyan and a representative of Seyfarth Shaw, via e-mail correspondence, that Cadista assumed in its projections that it would require $17 million for capital expenditures during its fiscal year ended March 31, 2015, of which $14 million had already been committed and towards which it had expended $3 million in cash. Mr. Mandan’s e-mail also summarized the impact on Cadista’s previously projected revenues and earnings of the loss of sales of its key product, methylprednisolone, to the large retail customer. On October 3, 2014, in response to a request from the Special Committee, Mr. Mandan circulated to Cassel Salpeter, the Special Committee members, Mr. Sankaraiah and representatives of LeClairRyan and Seyfarth Shaw, updated projections (the “October Projections”) taking into account the loss of methylprednisolone sales to the large retail customer, and any offsetting sales to other customers that Cadista projected to generate. The October Projections also reflected that Cadista’s accounts payable to Jubilant Life Sciences, for inventory of pharmaceutical products it was distributing under a supply agreement with Jubilant Life Sciences, was net 60 days rather than net 30 days.

From time to time during 2014 until the commencement of the Offer, officers of Jubilant Life Sciences would receive inquiries from members of the Pillai Shareholder Group regarding the purchase of their Shares. On October 3, 2014, Mr. Sankaraiah forwarded to the Board of Directors of Cadista a letter he received from certain members of the Pillai Shareholder Group and Ram Potti (the former President of Cadista and a plaintiff in the 2012 Arbitration) that their retention of Oppenheimer & Co. Inc. to negotiate with Cadista had been terminated on September 15, 2014 and that they were willing to accept a minimum of $1.60 per Share, if and when offered.

On October 13, 2014, representatives of LeClairRyan had a conference call with representatives of Willamette in which the representatives of LeClairRyan requested that Willamette advise as to the impact utilizing the October Projections (instead of the June Projections) would have had on the valuation ranges reflected in Willamette’s July 17, 2014 Valuation Presentation. A copy of the October Projections had been sent, the previous Friday, October 10, 2014, to a representative of Willamette by a representative of LeClairRyan.

On October 15, 2014, Parent received notice from the Special Committee, via email, that it had, with the assistance of its legal and financial advisors, completed its analyses of the transaction Jubilant Life Sciences had proposed in its August 1, 2014 letter to the Cadista Board. The Special Committee stated in its notice that, subject to there being no material developments concerning Cadista’s business between the date of the Special Committee’s notice of October 15, 2014 and the commencement of Jubilant’s Offer, the Special Committee expected to (a) conclude that the proposed transaction outlined in the August 1, 2014 letter, including the proposed $1.60 tender offer price per share, is advisable and substantively and procedurally fair to the Unaffiliated Stockholders and (b) recommend that the Unaffiliated Stockholders accept the tender offer and tender their Shares.

On October 16, 2014, a representative of LeClairRyan sent a letter to a representatives of Seyfarth Shaw. This letter requested that the Special Committee coordinate with Mr. Mandan to place the Special Committee’s review and recommendation of the transaction proposed in Parent’s August 1, 2014 letter on the agenda for the Cadista Board meeting that had previously been scheduled for October 24, 2014.

On October 23, 2014, Willamette had a telephonic meeting with representatives of LeClairRyan summarizing the impact of the October Projections on the valuation ranges reflected in Willamette’s July 17, 2014 Valuation Presentation. In the conversation, Willamette informed the representatives of LeClairRyan that had it used the October Projections in its July 17, 2014 Valuation Presentation analysis in lieu of the June Projections, holding constant all other non-projection valuation variables: its total reasonable range of fair value would have been between $1.50 per share to $2.50 per share (instead of between $1.60 to $2.50 per share as reflected in the July 17, 2014 Valuation Presentation); the indicated fair value range, based on Willamette’s selected weightings of the indicated values, would continue to be between $1.75 per share to $2.15 per share; and the alternative weighing range of the fair value would be between $1.25 per share and $1.60 per share (instead of between $1.30 and $1.65 per share as reflected in the July 17, 2014 Valuation Presentation). Willamette also informed the representatives of LeClairRyan that those changes in fair value ranges did not reflect all of the value changes that would have resulted had it relied on the October Projections in its July 17, 2014 Valuation Presentation, and that had it used the October Projections at the time of that analysis, it may have resulted in lower selected pricing multiples in the Guideline Merged and Acquired Company and Guideline Publicly Traded Company Methods of analysis and lower income growth rates in its Discounted Cash Flow and Direct Capitalization of Cash Flow Methods. Therefore, Willamette informed the LeClairRyan representatives that the valuation ranges it was providing based upon the October Projections may understate the effect of the October Projections on the fair value per share. Later in the day, on October 23, 2014, Willamette sent a draft of a letter, describing the effects of the October Projections on its analysis contained in its July 17, 2014 Valuation Presentation, holding constant all other valuation variables, to the representatives of LeClairRyan. On October 24, 2014, a representative of LeClairRyan and a representative of Willamette had a telephone call discussing the draft letter. Shortly after that conversation, on October 24, 2014, Willamette circulated to the representatives of LeClairRyan an executed final copy of its letter (containing immaterial changes from the draft provided the previous day) reflecting the impact of the October Projections on its analysis reflected in its July 17, 2014 Valuation Presentation, holding constant all other valuation variables (the “October Update Letter”). The October Update Letter was then forwarded by the representatives of LeClairRyan to executive officers and directors of Jubilant Life Sciences and Purchaser.

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On October 24, 2014, the Cadista Board of Directors convened a telephonic meeting. Representatives from LeClairRyan were present at the meeting. After approving Cadista’s financial statements for the three month and six month periods ended September 30, 2014, representatives of Seyfarth Shaw joined the meeting. At the meeting, the Special Committee reported to the Cadista Board the diligence it had done in evaluating the transaction proposed by Jubilant Life Sciences in its August 1, 2014 letter, and the factors that led to its determination that the proposed transaction is advisable and substantively, procedurally and financially fair to and in the best interests of the Unaffiliated Stockholders. Accordingly, the Special Committee unanimously recommended that the Cadista Board of Directors proceed with the proposed transaction and that the Unaffiliated Stockholders tender their Shares pursuant to the tender offer proposed in the August 1, 2014 letter. The Cadista Board of Directors then adopted a written resolution, pursuant to which it (i) determined that the terms of the tender offer and the short-form merger described in the August 1, 2014 letter are advisable, and substantively, procedurally and financially fair to and in the best interests of the Unaffiliated Stockholders; and (ii) recommended that, upon compliance by Cadista and the Purchaser with all applicable U.S. legal requirements pertaining to the proposed tender offer (including the making of applicable filings with the SEC), the Unaffiliated Stockholders tender their Shares of Cadista common stock pursuant to the proposed tender offer. Mr. Delaney and Mr. Sankaraiah, who were not considered independent directors, each excused himself from the meeting prior to the adoption of such resolution. Additionally, Mr. Mandan, also not considered an independent director, abstained from the vote to adopt the resolution. Accordingly, the adoption of the resolution by the Cadista Board of Directors was by the unanimous vote of the two other members of the Board, who are the same independent directors that comprised the Special Committee (i.e. Mr. Becker and Mr. Seth).

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During the period between October 24, 2014 and November 13, 2014 Jubilant, together with representatives of LeClairRyan, sought to finalize the Offer to Purchase, the Letter of Transmittal and other tender offer materials, as well as the Credit Agreement between Purchaser and ICICI Bank and Cadista, and representatives of Seyfarth Shaw sought to finalize Cadista’s Solicitation/Recommendation Statement on Schedule 14D-9, a copy of which is being mailed to the stockholders of Cadista concurrently with this Offer to Purchase. In the process of finalizing the Offer to Purchase and preparing to commence the tender offer, and taking into account that, pursuant to Jubilant Life Sciences’ August 1, 2014 proposal letter, there was no legal obligation with respect to a transaction unless and until Jubilant commenced a tender offer in accordance with the rules and regulations of the Securities Exchange Act of 1934, as amended, on October 30, 2014, Mr. Sankaraiah authorized representatives of LeClairRyan to request Willamette to prepare a fully updated valuation presentation for the executive officers and directors of Jubilant Life Sciences and Purchaser taking into account: the October Projections; and any changes to non-projection valuation variables in light of the October Projections, changes in stock market activities and relevant transactions that had occurred since the relevant dates of Willamette’s analyses contained in Willamette’s July 17, 2014 Valuation Presentation.

On October 31, 2014, a representative of LeClairRyan requested that Willamette prepare an updated valuation presentation for the executive officers and directors of Jubilant Life Sciences and Purchaser, reflecting reasonable value ranges for Cadista’s Shares as of October 31, 2014, considering all relevant factors in connection with their updated analysis. In connection with its analysis, Willamette requested quarterly financial information for Cadista as of and for the quarterly period ended September 30, 2014. On October 31, 2014, a representative of LeClairRyan contacted a representative of Seyfarth Shaw to request that such financial information be provided, and, on the same date, Cadista’s Chief Financial Officer forwarded a draft of Cadista’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2014 to Willamette to be used in its updated analysis.

On November 5, 2014, Willamette circulated its updated presentation (the “November 2014 Valuation Presentation”) of the reasonable range of the fair value of Cadista’s Shares to representatives of LeClairRyan, who in turn circulated the presentation to executive officers and directors of Jubilant Life Sciences and Purchaser. The November 2014 Valuation Presentation applied the same valuation methodologies as were used in the July 17, 2014 Valuation Presentation. In its November 2014 Valuation Presentation, Willamette determined that based upon each of the Discounted Cash Flow Method, the Direct Capitalization of Cash Flow Method, the Guideline Merged and Acquired Company Method, and the Guideline Publicly Traded Company Method, a reasonable range of fair value of Cadista’s common stock was $1.30 to $1.60 (rather than a $1.60 to $2.50 per share as was reflected in the July 17, 2014 Valuation Presentation) and $1.50 to $1.85 per share based upon Willamette’s relative indicated weighting of the valuation methodologies (rather than a $1.75 to $2.15 per share based on Willamette’s relative indicated weighing of the valuation methodologies as was reflected in Willamette’s July 17, 2014 Valuation Presentation). The November 2014 Valuation Presentation, similar to the July 17, 2014 Valuation Presentation, reflected that Willamette’s concluded reasonable range of value would be lower if it assigned a typical weighing to a Discounted Cash Flow Method. Under such an alternative valuation approach in which the Discounted Cash Flow Method was weighted 50 percent, in its November 2014 Valuation Presentation Willamette determined that Cadista’s fair value range would be between $1.15 to $1.40 per share (rather than a $1.30 and $1.65 per share as reflected in the July 17, 2014 Valuation Presentation). See “Special Factors – Summary of Willamette July 17, 2014 Valuation Presentation; the October Update Letter and the November 2014 Valuation Presentation.”

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Jubilant reviewed the November 2014 Valuation Presentation and evaluated whether to decrease the Offer Price in light of the November 2014 Valuation Presentation. After further evaluation and after taking into account the November 2014 Valuation Presentation, Jubilant decided to proceed with the Offer without any decrease of the Offer Price.

On November 10, 2014, a representative of LeClairRyan informed the members of the Special Committee and a representative of Seyfarth Shaw that Jubilant was modifying the proposal described in Jubilant Life Sciences’ August 1, 2014 letter to provide that the contemplated tender offer would be made by Purchaser as an indirect wholly-owned subsidiary of Parent, rather than by Purchaser as an indirect wholly-owned subsidiary of Jubilant Life Sciences, with all other terms of conditions of the proposed transaction described in its August 1, 2014 letter otherwise remaining unmodified. After taking into account this modification and any other subsequent events they deemed relevant since the date of their October 24, 2014 recommendation, the Special Committee conveyed to the Cadista Board that its prior determination, conveyed to the Cadista Board of Directors on October 24, 2014, that the transaction proposed by Jubilant Life Sciences, in its letter to the Cadista Board on August 1, 2014, is advisable and substantively, procedurally and financially fair to the Unaffiliated Stockholders remains unchanged, regardless of whether Purchaser is an indirect subsidiary of Parent instead of an indirect subsidiary of Jubilant Life Sciences; and that the Special Committee members unanimously reconfirmed that they unanimously recommended that the Cadista Board of Directors proceed with the proposed transaction, as so modified, and that the Unaffiliated Stockholders tender their Shares pursuant to the tender offer proposed in the August 1, 2014 letter as so modified. In a telephonic meeting held on November 10, 2014, the Cadista Board of Directors then adopted a resolution, reconfirming its October 24, 2014 resolutions and actions, but taking into account the modification that the tender offer would be made by Purchaser as an indirect wholly-owned subsidiary of Parent, rather than as an indirect wholly-owned subsidiary of Jubilant Life Sciences, pursuant to which it (i) determined that the terms of the tender offer and the short-form merger described in Jubilant Life Sciences’ August 1, 2014 letter, as so modified, are advisable, and substantively, procedurally and financially fair to and in the best interests of the Unaffiliated Stockholders; and (ii) recommended that, upon compliance by Cadista and the Purchaser with all applicable U.S. legal requirements pertaining to the proposed tender offer (including the making of applicable filings with the SEC) as so modified, the Unaffiliated Stockholders tender their Shares of Cadista common stock pursuant to such proposed tender offer. Mr. Delaney and Mr. Sankaraiah, who were not considered independent directors, did not participate in the telephonic meeting pursuant to which such resolution was reconfirmed. Additionally, Mr. Mandan, also not considered an independent director, was present in the telephonic meeting of the Cadista Board, but abstained from the vote to adopt the resolution adopted at the November 10, 2014 Board meeting reconfirming the October 24, 2014 resolutions. Accordingly, the Cadista Board of Directors reconfirmation of its October 24, 2014 Board resolutions in the November 10, 2014 telephonic meeting was by the unanimous vote of the two other members of the Board, who are the same independent directors that comprised the Special Committee (i.e. Mr. Becker and Mr. Seth).

On November 13, 2014, after taking into the November 2014 Valuation Presentation, Parent and Purchaser commenced the Offer by mailing the Offer to Purchase and the related Letter of Transmittal to Cadista stockholders using the stockholders list provided by Cadista.

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2.	Purpose of and Reasons for the Offer; Consideration of Alternatives

We are offering to purchase all of the Shares not otherwise owned by the Purchaser Group and its affiliates at $1.60 per Share, net to the seller in cash without interest and less any applicable withholding taxes. If the Offer is consummated, we will own at least 90% of the outstanding Shares and we will cause Cadista to promptly consummate a short-form merger (the “Merger”). Under Delaware law, if we own at least 90% of the outstanding Shares, we would be able to effect a “short-form” merger without a vote of, or prior notice to, Cadista’s board of directors or Cadista’s stockholders. In the short-form Merger, all remaining stockholders (other than shares held in treasury by Cadista, owned by the Purchaser Group or held by stockholders who properly demand and perfect appraisal rights under the DGCL) will receive the same price per Share as was paid in the Offer, without interest and less any applicable withholding taxes, and Purchaser will merge with Cadista with Cadista being the surviving corporation and becoming a wholly-owned indirect subsidiary of Parent.

Purchaser Group’s and Jubilant Life Sciences’ Reasons for the Offer

Under the SEC rules governing “going private” transactions, the members of the Purchaser Group and Jubilant Life Sciences may be deemed to be engaged in a “going private” transaction and therefore are required to express their purpose and reasons for the Offer to Unaffiliated Stockholders. The Purchaser Group and Jubilant Life Sciences are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act of 1934 (the “Exchange Act”).

For the Purchaser Group and Jubilant Life Sciences, the purpose of the Offer is for Parent, through Purchaser, to acquire as many of the Unaffiliated Shares as possible as a first step in acquiring the entire equity interest in Cadista and taking Cadista private.

A number of developments, opportunities and potential outcomes were considered in the Purchaser Group’s and Jubilant Life Sciences’ decision to undertake the Offer at the present time, including the following material reasons:

•	The Offer is intended to provide stockholders of Cadista (other than the Purchaser Group) with liquidity for their Shares and an opportunity to realize value from their investment in Cadista. Despite the fact that Cadista has been registered under the Exchange Act since August 2011, a public trading market has yet to develop for the Shares.

•	By becoming an indirect wholly-owned subsidiary of Parent, Cadista will no longer be subject to potential conflicts of interest that currently can affect its dealings with Jubilant, thereby freeing Cadista from the complications and uncertainties that may be caused by those potential conflicts. Accordingly, the Purchaser Group and Jubilant Life Sciences believe that full ownership will allow for greater sharing of technologies, assets, capabilities, knowledge and expertise across Jubilant Life Sciences and its subsidiaries’ pharmaceutical business operations that, over time, will enhance innovation, flexibility and the combined organization’s ability to exploit opportunities as they arise, including opportunities to obtain financing for Jubilant Life Sciences and its subsidiaries on more favorable terms than might otherwise be available to them.

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•	By ceasing to be a public company, Cadista will benefit from the elimination of the additional burdens on its management, as well as the expense, associated with being a public company, including the burdens of preparing periodic reports, maintaining required controls under U.S. federal securities laws, and the need for management to be responsive to public stockholders concerns and to engage in dialogues with public stockholders that may at times distract management’s time and attention from the effective operation and improvement of Cadista’s business.

•	Jubilant did not wish to sell any of its interests in Cadista because the Purchaser Group and Jubilant Life Sciences believe that Cadista’s operations and business represent an important strategic component of the Jubilant Life Sciences, and its subsidiaries, overall operations. For that reason, Jubilant Life Sciences and Purchaser Group did not view such a sale as a viable alternative to its proposed acquisition of the remaining Shares.

•	Jubilant determined to pursue the Offer at this time in response to ongoing requests by a group of Unaffiliated Stockholders to purchase their Shares. In addition, Jubilant Life Sciences is consolidating its global pharmaceuticals segment operations (other than its Drug, Discovery and Development Solutions business) into Parent and is evaluating options and opportunities for raising capital to finance these operations and is contemplating completing a public offering by Parent and listing of its securities on a U.S. or foreign securities exchange in the near future.

In structuring the transaction as a tender offer followed by a Merger, the Purchaser Group and Jubilant Life Sciences considered, among other things, the following:

•	A tender offer would permit us to acquire the remaining interest in Cadista that we do not already own on an expeditious basis and provide Cadista’s stockholders with a prompt opportunity to receive cash in exchange for their Shares.

•	A tender offer followed by a short-form merger is a common means of effecting an acquisition of the minority interests in a public company by a significant stockholder, and after proposing the tender offer and short-form merger structure to Cadista’s Special Committee, Cadista’s Special Committee agreed to the proposed structure.

•	The Unaffiliated Stockholders of Cadista would likely receive the consideration in payment for their Shares sooner in a tender offer than if we proposed a one-step merger transaction.

•	In a one-step merger process, a vote of stockholders is required and voting rights are limited to those holders of Shares who held Shares of record several weeks prior to the date of the vote and who therefore may or may not be stockholders as of the date of the vote.

•	This Offer does not compel any stockholder to sell his/her Shares, and the Offer and Merger will not be effected unless the Minimum Tender Condition is satisfied.

•	If the Offer is consummated, Stockholders who do not tender their Shares pursuant to the Offer and who comply with Section 262 of the DGCL will have the right to demand appraisal of their Shares. See “Special Factors—Section 9—Appraisal Rights; Rule 13e-3.”

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3.	The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors.

The Special Committee has unanimously adopted resolutions: (i) determining that the terms of the Offer and the Merger are advisable, and substantively, procedurally and financially fair to, and in the best interests of, the Unaffiliated Stockholders of Cadista; and (ii) recommending that Cadista’s Board of Directors adopt resolutions (a) determining that the terms of the Offer and the Merger are advisable, and substantively, procedurally and financially fair to and in the best interests of the Unaffiliated Stockholders of Cadista, and (b) recommending that Unaffiliated Stockholders tender their Shares pursuant to the Offer.

Cadista’s Board of Directors, based on the unanimous recommendation of the Special Committee, adopted resolutions: (i) determining that the terms of the Offer and the Merger are advisable, and substantively, procedurally and financially fair to and in the best interests of the Unaffiliated Stockholders of Cadista; and (ii) recommending that, upon compliance by Cadista and Purchaser with all applicable U.S. legal requirements pertaining to the proposed Offer (including the making of applicable filings with the SEC), the Unaffiliated Stockholders tender their Shares pursuant to the Offer. Cadista’s directors who are executive officers of Jubilant Life Sciences or Cadista (comprising three of the five Cadista directors) either did not attend the Board of Directors meetings at which such resolutions were adopted or attended the meeting but abstained from the vote thereon. Accordingly, the adoption of such resolutions by Cadista’s Board of Directors was by the unanimous vote of the same independent directors that comprised the Special Committee. See “Special Factors—Section 12—Interests of Certain Persons in the Offer.” A more complete description of Cadista’s Special Committee’s and the Board of Directors’ reasons for recommending the Offer and the Merger is set forth in Cadista’s Solicitation/Recommendation Statement on Schedule 14D-9, a copy of which is being mailed to the stockholders of Cadista concurrently with this Offer to Purchase.

4.	Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger.

Under the SEC rules governing “going private” transactions the members of the Purchaser Group and Jubilant Life Sciences may be deemed to be engaged in a “going private” transaction and therefore are required to express their belief as to the fairness of the Offer and Merger to Cadista’s Unaffiliated Stockholders. The members of the Purchaser Group and Jubilant Life Sciences are making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Jubilant did not participate in the deliberations of the Special Committee regarding, or receive advice from Cadista’s or the Special Committee’s legal or financial advisors as to, the substantive and procedural fairness of the Offer and Merger, nor did Jubilant undertake any independent evaluation of the fairness of the Offer and Merger or engage a financial advisor for such purposes. We engaged Willamette as financial advisors to provide certain financial advisory services with respect to the proposal made by Jubilant Life Sciences on August 1, 2014 to Cadista’s Board of Directors and in the negotiations, after the delivery of such proposal, with the Special Committee. Willamette did not provide an opinion with respect to the fairness of the Offer Price. Jubilant Life Sciences and the members of the Purchaser Group believe, however that the Offer and Merger are substantively fair to Cadista’s Unaffiliated Stockholders based on the following factors:

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•	Although Cadista’s Shares are registered under the Exchange Act, no public trading market has developed for the Shares.

•	Negotiations between the Special Committee and its advisors, on the one hand, and Jubilant and its advisors, on the other hand resulted in our not lowering the $1.60 price per share contained in Jubilant Life Sciences’ August 1, 2014 proposal to Cadista’s Board of Directors, despite the deterioration in Cadista’s business reflected in the October Projections, including the loss of a national drug store chain for Cadista’s key product methylprednisolne.

•	The Special Committee has received from its financial advisor an opinion to the effect that, as of the date of the opinion and subject to the qualifications, considerations, assumptions and limitations set forth therein, the consideration to be received by holders of Shares (other than Jubilant and its affiliates and the holders of Shares as to which dissenter’s rights have been perfected) in the Offer and the Merger is fair, from a financial point of view, to such holders of Shares.

•	The analyses contained in Willamette’s July 17, 2014 Valuation Presentation, Willamette’s update letter of October 24, 2014 to the July 17, 2014 Valuation Presentation describing the impact of the October Projections on its earlier analysis (the “October Update Letter”), but otherwise holding constant all other non-projection variables, and the November 2014 Valuation Presentation, which were provided by Willamette to Purchaser and are described below. None of the Willamette July 17, 2014 Valuation Presentation, the October Update Letter and the November 2014 Valuation Presentation constitute a recommendation as to whether any holder of Shares should tender their Shares pursuant to the Offer. Willamette was not asked to and has not delivered a fairness opinion in connection with the Offer. A summary of each of the Willamette July 17, 2014 Valuation Presentation, the October Update Letter and the November 2014 Valuation Presentation is set forth in this Offer to Purchase under “Special Factors—Section 5—Summary of July 17, 2014 Willamette Valuation Presentation, the October Update Letter; and the November 2014 Valuation Presentation.”

•	Neither the Offer nor the Merger is subject to any financing condition.

•	The consideration to be paid in the Offer and the Merger is all cash, which provides certainty of value to Cadista’s Unaffiliated Stockholders and provides them with the ability to invest the proceeds as they choose.

•	The Offer and the Merger will provide liquidity for Cadista’s Unaffiliated Stockholders because they provide an alternative means whereby Shares may be sold that did not exist prior to the commencement of the Offer.

•	The belief that no alternative bidder would be likely to be able to consummate an acquisition of Cadista due to Jubilant Life Sciences’ and our position that Jubilant would be unwilling to sell its Shares, which Shares represent a controlling interest, in connection with any transaction that might involve the acquisition of Cadista.

•	The recommendations to the Unaffiliated Stockholders by, and findings of, Cadista’s Special Committee with respect to the Offer and Merger, as described in Cadista’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC.

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In addition, Jubilant Life Sciences and each member of the Purchaser Group believes that the Offer and Merger are procedurally fair to the Unaffiliated Stockholders of Cadista, based on the following factors:

•	Each of Cadista’s Unaffiliated Stockholders will be able to decide voluntarily whether or not to tender Shares pursuant to the Offer and, if the Offer and the Merger are completed and any such stockholder has elected not to tender, the stockholder will be entitled to receive the same type and amount of consideration in the Merger that the stockholder would have received in the Offer.

•	The Offer is conditioned upon the tender of a majority of the issued and outstanding Shares, excluding Shares owned by the members of the Purchaser Group and their affiliates, (the “Minimum Tender Condition”).

•	The Minimum Tender Condition is not waivable.

•	Jubilant Life Sciences and the members of the Purchaser Group believe that the Minimum Tender Condition provides meaningful procedural protections for Cadista’s Unaffiliated Stockholders.

•	Cadista’s Board of Directors established a Special Committee of independent directors, consisting solely of directors who are not officers, employees or controlling stockholders of Cadista or the members of the Purchaser Group or their affiliates, to evaluate Jubilant Life Sciences’ proposal and negotiate with Jubilant.

•	Cadista’s Board of Directors, based on the unanimous recommendation of Cadista’s Special Committee, has recommended that the holders of the Shares (other than members of the Purchaser Group and their affiliates) accept the Offer and tender their Shares pursuant to the Offer.

•	The Special Committee was granted the exclusive power and authority to, among other things, (i) retain independent financial and legal advisors to assist it in the discharge of its obligations, (ii) review, evaluate, investigate and discuss Jubilant Life Sciences’ proposal submitted to Cadista’s Board of Directors on August 1, 2014, (iii) determine whether Jubilant Life Sciences’ August 1, 2014 proposal, or any alternatives to Jubilant Life Sciences’ proposal were appropriate and desirable for Cadista and its stockholders, (iv) negotiate the terms and conditions of Jubilant Life Sciences’ August 1, 2014 proposal, any alternative offers or proposals or other strategic alternatives, (v) determine not to pursue Jubilant Life Sciences’ proposal, and (vi) determine whether to approve Jubilant Life Sciences’ August 1, 2014 proposal, any alternative offers or proposals or other strategic alternatives and make a recommendation to the full Cadista Board of Directors.

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•	Jubilant did not participate in and did not have any influence on the deliberative process of, or the conclusions reached by, the Special Committee or the negotiating positions of the Special Committee.

•	In connection with its taking the foregoing actions, the Special Committee was advised by its own advisors, including Seyfarth Shaw LLP, its independent legal counsel, and Cassel Salpeter & Co., its outside financial advisor.

•	Jubilant Life Sciences’ August 1, 2014 proposal specified that Jubilant would not proceed with the Offer if the Special Committee did not (i) determine that the proposed tender offer and the subsequent short form merger are advisable and substantively and procedurally fair to Cadista’s Unaffiliated Stockholders, and (ii) recommend that Cadista’s Unaffiliated Stockholders accept the tender offer and tender their Shares.

•	The Special Committee was deliberative in its process, taking over two and one half months to analyze, evaluate and negotiate the proposed tender offer, including the Offer Price.

•	If the Offer is completed, Purchaser will promptly consummate the Merger, in which all the remaining Unaffiliated Stockholders of the Company will receive the same price per Share as was paid in the Offer, without interest and less any required withholding taxes.

•	If the Merger is completed, stockholders who do not tender their Shares pursuant to the Offer and who comply with Section 262 of the DGCL will have the right to demand appraisal of their Shares.

•	Following the successful completion of the Merger, the Unaffiliated Stockholders will not face the risk of any decline in the value of Cadista.

Jubilant Life Sciences and the members of the Purchaser Group also considered the following factors, each of which they considered negative in their considerations concerning the fairness of the terms of the Offer and Merger.

•	Any Unaffiliated Stockholder of Cadista who tenders its Shares pursuant to the Offer or has its Shares converted into cash in the Merger would cease to participate in the future earnings or growth, if any, of Cadista or benefit from increases, if any, in the value of Cadista.

•	With respect to the Offer Price, Jubilant Life Sciences and the Purchaser Group’s financial interest in acquiring the Shares for the lowest price possible is in conflict with the financial interest of Unaffiliated Stockholders in selling their Shares for the highest price possible. Accordingly, Jubilant Life Sciences’ and the Purchaser Group’s financial interests are adverse to the financial interests of the Unaffiliated Stockholders. In addition, as described under “Special Factors—Section 12— Interests of Certain Persons in the Offer,” certain officers and directors of the Cadista may have actual or potential conflicts of interest in connection with the Offer and the Merger.

•	The exchange of Shares in the Offer or the Merger is generally taxable to the selling U.S. stockholders. See “The Tender Offer—Section 5—Certain U.S. Federal Income Tax Considerations.”

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 The consideration of the factors described above by Jubilant Life Sciences and the Purchaser Group members reflects their assessment of the fairness of the Offer Price payable in the Offer and the Merger to Cadista’s Unaffiliated Stockholders in relation to the going concern value of Cadista on a stand-alone basis. In reaching the conclusion as to fairness, neither the liquidation value or net book value of Cadista was considered. The liquidation value was not considered because Cadista is a viable going concern and the Purchaser Group and Jubilant Life Sciences have no plans to liquidate Cadista. Therefore, the liquidation value of Cadista is believed to be irrelevant to a determination as to whether the Offer is fair to Unaffiliated Stockholders of Cadista. Further, net book value, which is an accounting concept, was not considered as a factor because Jubilant Life Sciences and the members of the Purchaser Group believe that net book value is not a material indicator of the value of Cadista as a going concern but rather is indicative of historical costs. Cadista’s net book value per Share, calculated by dividing Stockholders’ equity by the number of Shares outstanding was approximately $1.07 as of March 31, 2014 and $1.16 as of September 30, 2014.

The Purchaser Group and Jubilant Life Sciences are not aware of any firm offers made by any third party to acquire Cadista during the past two years and, in any event, Jubilant Life Sciences and the Purchaser Group have no intention of selling the Shares they own. Third-party offers were not considered in reaching Jubilant Life Sciences’ and the Purchaser Group’s conclusions as to fairness.

The foregoing discussion summarizes the material factors considered by Jubilant Life Sciences and the members of the Purchaser Group in their consideration of the Offer and the Merger. In view of the wide variety of factors considered by Jubilant Life Sciences and the members of the Purchaser Group, the amount of information considered and the complexity of these matters, Jubilant Life Sciences and the members of the Purchaser Group did not find it practicable to, and did not attempt to, rank, quantify, make specific assignments of, or otherwise assign relative weights to the specific factors considered in reaching their determination. Jubilant Life Sciences and the Purchaser Group considered these factors as a whole, and in their totality considered them to be favorable to, and support, their determination. Jubilant Life Sciences’ and the Purchaser Group’s views as to the fairness of the transaction to stockholders of Cadista should not be construed as a recommendation to any stockholder as to whether that stockholder should tender pursuant to the Offer.

5.	Summary of Willamette July 17, 2014 Valuation Presentation, the October Update Letter and the November 2014 Valuation Presentation

In January 2014, we engaged Willamette as our financial advisor in connection with our consideration of a potential tender offer for Cadista’s Shares not currently owned by Jubilant. In selecting Willamette as our financial advisor, we considered Willamette’s professional qualifications, experience and reputation, and its knowledge of the Cadista business affairs. Willamette is a nationally recognized business valuation, forensic analysis, and transaction financial advisory services firm. Willamette is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, fairness opinions, corporate planning, and other purposes. In addition to its business valuation expertise, Willamette was familiar with the business operations of Cadista, as Jubilant had previously engaged Willamette to provide valuation services and expert testimony during an arbitration proceeding in 2012. See “Special Factors—Section 1—Background of This Offer.” Jubilant informed Willamette that, for purposes of its analysis, Willamette should assume that Jubilant would not be a seller of its Shares in Cadista under any circumstance.

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At our request, Willamette prepared a presentation of its valuation analysis of Cadista’s Shares as of March 31, 2014 (the “July Presentation Valuation Date”) which was circulated to certain directors of Purchaser and management of Jubilant Life Sciences on July 17, 2014 (the “July 17, 2014 Valuation Presentation”). On July 30, 2014, representatives of Willamette orally presented Willamette’s July 17, 2014 Valuation Presentation to certain directors of Purchaser and management of Jubilant Life Sciences in a telephonic meeting. On October 24, 2014, Willamette, at the request of representatives of LeClairRyan, our counsel, prepared a “bring-down” letter updating their analysis of the fair value range of Cadista’s Shares described in the July 17, 2014 Valuation Presentation, based upon the updated October Projections provided by Cadista’s management on October 3, 2014 (the “October Update Letter”) but otherwise holding constant the non-projection valuation variables used in its analysis as presented in the July 17, 2014 Valuation Presentation. Subsequent to its delivery of the October Update Letter, Willamette was asked to prepare a presentation of an updated valuation analysis, as of October 31, 2014 (the “November Presentation Valuation Date”), utilizing the October Projections and considering all other factors Willamette deemed relevant to a determination of a range of fair value of Cadista’s Shares as of such date. In preparing its November 2014 Valuation Presentation, Willamette considered whether any of the non-projection valuation variables used in its analysis as presented in the July 17, 2014 Valuation Presentation should be changed as a result of the October Projections and other developments or changed conditions between the July Presentation Valuation Date and the November Presentation Valuation Date. Willamette’s November 2014 Valuation Presentation was circulated to certain directors of Purchaser and Parent and management of Jubilant Life Sciences on November 5, 2014.

Willamette was not asked to deliver and has not delivered an opinion to us, the Special Committee, or Cadista’s Board of Directors as to the fairness, from a financial point of view or otherwise, of the consideration to be paid or received, as the case may be, in connection with the Offer and the Merger. Willamette did not prepare the July 17, 2014 Valuation Presentation, the October Update Letter or the November 2014 Presentation for the benefit of any party (including any of Cadista’s Unaffiliated Stockholders, the Special Committee, or Cadista’s Board of Directors) other than Jubilant. Willamette did not determine or recommend the consideration of $1.60 per share to be paid in the Offer and the Merger, which was determined by negotiation between Parent and the Special Committee and approved by Cadista’s Board of Directors. None of the July 17, 2014 Valuation Presentation, the October Update Letter or the November 2014 Valuation Presentation constitute a recommendation, or was prepared to support a recommendation, to Cadista’s Unaffiliated Stockholders with respect to any particular offer price for the Shares not held by the Purchaser Group or at all. Willamette did not prepare the July 17, 2014 Valuation Presentation, the October Update Letter or the November 2014 Valuation Presentation to support a determination that the Offer Price is fair, from a financial point of view or otherwise, to Jubilant or its stockholders or Cadista’s Unaffiliated Stockholders.

THE FULL TEXT OF THE JULY 17, 2014 VALUATION PRESENTATION OF WILLAMETTE, WILLAMETTE’S OCTOBER UPDATE LETTER AND THE NOVEMBER 2014 VALUATION PRESENTATION OF WILLAMETTE HAVE BEEN FILED AS EXHIBITS TO ITEM 16 TO THE SCHEDULE 13E-3 FILED WITH THE SEC IN CONNECTION WITH THE OFFER AND ARE INCORPORATED HEREIN BY REFERENCE. COPIES OF THE JULY 17, 2014 VALUATION PRESENTATION, THE OCTOBER UPDATE LETTER AND THE NOVEMBER 2014 VALUATION PRESENTATION MAY BE OBTAINED FROM THE SEC IN THE MANNER DESCRIBED IN “THE TENDER OFFER—SECTION 7—CERTAIN INFORMATION CONCERNING CADISTA.” YOU ARE URGED TO, AND SHOULD, READ THE JULY 17, 2014 VALUATION PRESENTATION, THE OCTOBER UPDATE LETTER AND THE NOVEMBER 2014 VALUATION PRESENTATION IN THEIR ENTIRETY. NONE OF THE JULY 17, 2014 VALUATION PRESENTATION, THE OCTOBER UPDATE LETTER OR THE NOVEMBER 2014 VALUATION PRESENTATION CONSTITUTES A RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER ITS SHARES IN THE OFFER OR AS TO HOW SUCH STOCKHOLDER SHOULD ACT IN CONNECTION WITH THE TRANSACTION.

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A. Summary of the Willamette July 17, 2014 Valuation Presentation

In preparing its July 17, 2014 Valuation Presentation, Willamette, among other things:

•	held discussions with Jubilant Life Sciences’ management and other representatives and advisors concerning the business, operations, financial condition, and prospects of Cadista;

•	reviewed certain publicly available business and financial information relating to Cadista;

•	reviewed the June Projections approved by the Cadista Board of Directors on June 24, 2014;

•	analyzed certain financial, stock market, and other publicly available information relating to the businesses of other companies whose operations Willamette considered relevant in evaluating Cadista;

•	reviewed, to the extent publicly available, the financial terms of other transactions which Willamette considered relevant; and

•	conducted such other studies, analyses, and inquiries as Willamette deemed appropriate.

The following is a summary of the material financial analysis contained in the July 17, 2014 Valuation Presentation. The following summary of the July 17, 2014 Valuation Presentation is included to comply with the disclosure requirements of the SEC. This summary does not purport to be, and is not, a complete description of the financial analyses or data undertaken, performed, or presented by Willamette.

Income Approach

Willamette considered all income approach valuation methods in valuing Cadista Shares. Willamette specifically applied the Direct Capitalization of Cash Flow Method and the Discounted Cash Flow Method.

The Direct Capitalization Cash Flow Method

Willamette performed a Direct Capitalization of Cash Flow Method analysis.

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The Direct Capitalization of Cash Flow Method estimates the value of a company by capitalizing normalized next period net cash flow by a market-derived rate of return. The Direct Capitalization of Cash Flow Method applies the assumption of constant growth to a company’s future economic income. The Direct Capitalization of Cash Flow Method applied by Willamette to Cadista involved the following steps: (i) estimate next period normalized net cash flow, (ii) project the expected long-term growth rate, (iii) estimate the appropriate risk-adjusted direct capitalization rate, and (iv) estimate an overall value indication.

The Direct Capitalization of Cash Flow Method uses Cadista financial fundamentals and a direct capitalization rate, developed using a cost of equity capital and a cost of debt capital. To determine the cost of equity capital estimate, Willamette used the following models: the build-up model; the modified capital asset pricing model; and the Duff & Phelps model. Applying these cost of equity capital models resulted in Cadista cost of equity capital estimates of 16.6%, 17.1%, and 19.0% for the build-up model, modified capital asset pricing model, and Duff & Phelps model, respectively. Based on this analysis, Willamette selected a (rounded) cost of equity capital of 17%. Next, Willamette determined that the Cadista after-tax cost of debt capital was 3.1%, and Willamette determined that the appropriate discount rate (which is the Cadista weighted average cost of capital) was 16% (based on an optimal market-derived capital structure of 90% equity and 10% debt). Willamette then subtracted an expected long-term growth rate of 2% from the 16% discount rate, resulting in a direct capitalization rate of 14%.

Willamette estimated normalized next period expected net cash flow to invested capital by starting with normalized earnings before interest, taxes, depreciation, and amortization (referred to as EBITDA) for the fiscal year ended March 31, 2014, of $50,755,000 and deducting normalized depreciation and amortization expense, normalized capital expenditures, net operating working capital additions, and provisions for income taxes to arrive at normalized current period net cash flow to invested capital of $24,608,000. Willamette then applied long-term growth rates of 1%, 2%, and 3% to determine a range of normalized next period expected net cash flow to invested capital of $24,854,000, $25,100,000, and $25,346,000, respectively. These amounts were then divided by a range of direct capitalization rates of 15%, 14%, and 13%, respectively. This resulted in a range of the fair value of invested capital (from business operations) of $165,000,000, $180,000,000, and $195,000,000, respectively, rounded.

The aggregate amount of principal and interest outstanding on loans to related parties (a nonoperating asset) as of March 31, 2014, of $45,688,000 was then added to each of these amounts to conclude a total invested capital value range. Since Cadista had no interest-bearing debt outstanding, this fair value of total invested capital range equaled the fair value of equity range. The total of each of these amounts was then divided by the number of shares issued and outstanding of 117,797,180, which indicated an implied per share range of equity value between $1.80 and $2.05 per share.

In order to derive an implied per share equity value reference range for Cadista, Willamette averaged the high and low values of these ranges and rounded the results to $0.05 increments.

Discounted Cash Flow Analysis

Willamette also performed a Discounted Cash Flow Method analysis.

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The Discounted Cash Flow Method estimates the value of a business by calculating the present value of the estimated future unlevered after-tax net cash flow of the business. The term unlevered as used in this analysis means that no adjustment has been made for interest expense or debt repayment. The present value is obtained by discounting both (i) the estimated unlevered after-tax net cash flow of the business over the period for which financial projections are available, referred to as the discrete projection period, and (ii) a “terminal value” for the business at the end of the discrete projection period, using a selected discount rate intended to reflect an estimate of the weighted average cost of capital for the business.

Willamette performed the Discounted Cash Flow Method analysis using the June Projections prepared by Cadista management and provided by Parent to Willamette for fiscal years ended March 31, 2015 through 2019. See “The Tender Offer—Section 7—Certain Information Concerning Cadista.” Willamette used these projections as the discrete period cash flow projections. The present value of the discrete period net cash flow using a discount rate of 10 percent was negative $16,564,000. Willamette used a different discount rate in the Discounted Cash Flow Method (than in the Direct Capitalization of Cash Flow Method) to more closely reflect the business risk represented by the Cadista June Projections. The Cadista June Projections represents all the necessary working capital requirements and capital expenditures to expand the company’s generic pharmaceuticals distribution capabilities. Therefore, a different discount rate was developed to reflect the different projection performance risk associated with the Direct Capitalization of Cash Flow Method and the Discounted Cash Flow Method. For a terminal period cash flow estimate, Willamette used a constant growth model, the Gordon growth model. The Gordon growth model uses a one period forward normalized net cash flow estimate and capitalizes that estimate by a direct capitalization rate. Using a constant growth rate of 3 percent and a direct capitalization rate of 7 percent, the terminal value was $141,371,000. Then the present value of the terminal value is derived by applying the 10 percent discount rate. This calculation yields the present value of the terminal value of $92,065,000. Once the present value of the discrete period and the present value of the terminal value are added, the Discounted Cash Flow Method concluded a fair value of invested capital (from business operations) of $75,000,000, rounded.

Using a sensitivity analysis, Willamette concluded a range of possible Discounted Cash Flow Method values by adjusting the discount rate and terminal growth rate estimates up and down. The first quartile of the range was $65,000,000 and the third quartile of the range was $90,000,000. To develop a range of Discounted Cash Flow Method values, Willamette used the $65,000,000 value as the low indication, the $75,000,000 derived value as the indicated value, and the $90,000,000 as the high indication.

The aggregate amount of principal and interest outstanding on loans to related parties (a nonoperating asset) as of March 31, 2014, of $45,688,000 was then added to each of these amounts to conclude a total invested capital value range. Since Cadista had no interest-bearing debt outstanding, this fair value of total invested capital range equaled the fair value of equity range. The total of each of these amounts was then divided by the number of shares issued and outstanding of 117,797,180, which indicated an implied per share range of equity value between $0.95 and $1.15 per share.

In order to derive an implied per share equity value reference range for Cadista, Willamette averaged the high and low values of these ranges and rounded the results to $0.05 increments.

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Market Approach

Willamette considered all market approach valuation methods in valuing Cadista Shares. Willamette specifically considered and applied the Guideline Publicly Traded Company Method and the Guideline Merged and Acquired Company Method.

Guideline Merged and Acquired Company Method

Willamette performed a Guideline Merged and Acquired Company Method analysis. The Guideline Merged and Acquired Company Method estimates the value of a company by comparing it to companies that have been recently merged or acquired that are in a similar line of business. A range of market-derived pricing multiples is developed based on the merged and acquired companies financial fundamentals and the acquisition prices. Pricing multiples are selected from that market-derived range based on a financial analysis of the subject company. The selected pricing multiples are then applied to the subject company’s financial fundamentals to arrive at value indications. The Guideline Merged and Acquired Company Method applied by Willamette to Cadista involved the following steps: (i) select the applicable Cadista latest 12 month financial fundamentals, (ii) calculate the range of transaction pricing multiples from the selected guideline company group, (iii) select the transaction pricing multiples to be applied to the Cadista latest 12 month financial fundamentals, and (iv) estimate an overall value indication.

Willamette compared Cadista with seven selected guideline merged and acquired companies. Willamette selected these transactions based on their comparability to Cadista using the following characteristics, among other things: the lines of business and markets, growth prospects, size, and scale of business.

Willamette calculated pricing multiples of fair value of invested capital to revenue. A range of revenue pricing multiples was developed using various statistics (e.g., first quartile, median, third quartile, etc.). The lowest pricing multiple of the range of 1.3x was used to derive a fair value of invested capital of $140,000,000, the average of the low and median pricing multiples of 1.8x was used to derive a fair value of invested capital of $195,000,000, and the median pricing multiple of the range of 2.3x was used to derive a fair value of invested capital of $250,000,000. This calculation created a range of the fair value of invested capital for the Cadista business operations as of the July Presentation Valuation Date using the transactions selected in the Guideline Merged and Acquired Company Method.

The aggregate amount of principal and interest outstanding on loans to related parties (a nonoperating asset) as of March 31, 2014, of $45,688,000 was then added to each of these amounts to conclude a total invested capital value. Since Cadista had no interest-bearing debt outstanding, this fair value of total invested capital range equaled the fair value of equity range. The total of each of these amounts was then divided by the number of shares issued and outstanding of 117,797,180, which indicated an implied per share range of equity value between $1.60 and $2.50 per share.

In order to derive an implied per share equity value reference range for Cadista, Willamette averaged the high and low values of these ranges and rounded the results to $0.05 increments.

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Guideline Publicly Traded Company Analysis

Willamette also performed a Guideline Publicly Traded Company Method analysis. The Guideline Publicly Traded Company Method estimates the value of a company by comparing the subject company to guideline publicly traded companies. Market-derived pricing multiples are developed based on the guideline companies financial fundamentals and quoted trading prices. Pricing multiples are selected from that market-derived range based on a financial analysis of the subject company. The selected pricing multiples are then applied to the subject company’s financial fundamentals to arrive at value indications. The Guideline Publicly Traded Company Method applied by Willamette to Cadista involved the following steps: (i) identify a set of guideline publicly traded companies, (ii) calculate market-derived valuation pricing multiples based on the guideline companies’ quoted trading prices and financial fundamentals, (iii) select appropriate market-derived valuation pricing multiples to be applied to the subject company’s financial fundamentals, (iv) calculate one or more value indications for the subject company based on the application of the selected market-derived valuation pricing multiples, and (v) estimate an overall value indication.

Willamette compared certain financial information of Cadista with publicly available information for a selected peer group of companies which Willamette concluded to provide meaningful pricing evidence to Cadista, based on, among other things, lines of business and markets, growth prospects, size, and scale of business. The selected peer group (or guideline) companies operate in, or are exposed to, businesses similar to those of Cadista, namely businesses in the generic pharmaceuticals segment. While no publicly traded company is identical to Cadista, Willamette included publicly traded companies that, based on the professional judgment and experience of Willamette, were most relevant to Cadista for purposes of this analysis. Willamette compared Cadista to the following selected publicly traded companies: Impax Laboratories, Inc.; Teva Pharmaceutical Industries Limited; Workhardt Limited; and Mayne Pharma Group Limited.

Willamette calculated pricing multiples of market value of invested capital to (i) EBITDA and (ii) revenue. These pricing multiples were analyzed and calculated for the following time periods: (i) FYE 2014, (ii) projected FYE 2015, and (iii) projected FYE 2016. The range of pricing multiples for each period and each metric were presented using various statistics (e.g., first quartile, median, third quartile, etc.). The lowest pricing multiple indicators were selected as the most comparable valuation pricing multiples to Cadista as a result of Cadista-specific risks including Cadista’s higher dependence on key products, lower growth outlook and capacity for growth, smaller size of operations, fewer new product launches than competitors, lower earnings quality, key person risk, and other Cadista-specific factors that affect the ability of Cadista to increase EBITDA. This range of lowest pricing multiples was used to create a consensus range of value for Cadista fair value of invested capital using the Guideline Publicly Traded Company Method. The first quartile of the range was $120,000,000, the median or indicated value was $170,000,000, and the third quartile of the range was $210,000,000. To develop a range of Guideline Publicly Traded Company Method values, Willamette subtracted interest-bearing debt to derive a range of equity values on a noncontrolling interest basis and then applied a 20 percent control price premium to the equity value range to conclude controlling interest values of equity. Then, interest-bearing debt was added back to the controlling interest equity range to conclude a range value of invested capital from a low indication of $145,000,000, an indicated value of $205,000,000, and a high indication of $250,000,000.

The aggregate amount of principal and interest outstanding on loans to related parties (a nonoperating asset) as of March 31, 2014, of $45,688,000 was then added to each of these amounts to conclude a total invested capital value. Since Cadista had no interest-bearing debt outstanding, this fair value of total invested capital range equaled the fair value of equity range. The total of each of these amounts was then divided by the number of shares issued and outstanding of 117,797,180, which indicated an implied per share range of equity value between $1.60 and $2.50 per share.

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In order to derive an implied per share equity value reference range for Cadista, Willamette averaged the high and low values of these ranges and rounded the results to $0.05 increments.

Valuation Synthesis and Conclusion

In most transaction-related valuations, the Discounted Cash Flow Method is relied on in the valuation synthesis and conclusion. Buyers and sellers typically place the majority of weight on the Discounted Cash Flow Method because of its intuitive appeal. The Discounted Cash Flow Method brings together the anticipated future cash flow estimates to be generated by the subject company and risk adjusts such projections by a market-derived discount rate.

Willamette considered, but did not quantitatively rely on, the Discounted Cash Flow Method analysis. This is because, in its opinion, the 5-year financial projections prepared by Cadista management represent a company in transition. The Willamette analysis considers the value of the company that exists as of the July Presentation Valuation Date. Thus, Willamette did not apply a typical weighting to the Discounted Cash Flow Method analysis fair value estimate in its concluded fair value per share range. Instead, Willamette provided an alternative weighting fair value per share to demonstrate the lower overall fair value of Cadista by using the June Projections set forth by Cadista management as the company transitions to becoming more of a distributor of generic pharmaceutical products developed by other entities (with lower developmental risks and lower gross margins) and less focused on developing and distributing its own generic products (which would have the potential for higher gross margins but also greater developmental risk and expense).

Willamette weighted the various indications of value from each of the aforementioned methods to create a synthesis of fair value per share. Willamette provided an alternative weighting fair value per share range using the Discounted Cash Flow Method and an indicated weighting fair value per share range excluding the Discounted Cash Flow Method. Each of these ranges are presented and discussed below.

Alternative Weighting Fair Value Per Share

Willamette’s concluded reasonable range of fair values would be lower if Willamette assigned weight to the Discounted Cash Flow Method value indication. In an alternative weighting, Willamette applied 80 percent weight to the income approach (wherein 50 percent weight was applied to the Discounted Cash Flow Method and 30 percent weight was applied to the Direct Capitalization of Cash Flow Method method) and 20 percent weight to the market approach (wherein 10 percent weight was applied to the Guideline Merged and Acquired Company Method and 10 percent weight was applied to the Guideline Publicly Traded Company Method).

Based on an alternative valuation synthesis, that weights the Discounted Cash Flow Method analysis by 50 percent, the fair value range of the Cadista equity, as of March 31, 2014, would be between $155,688,000 and $195,688,000. Therefore, based on this alternative valuation synthesis, the Cadista stock fair value range would be between $1.30 and $1.65 per share, based on 117,797,180 shares issued and outstanding.

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Valuation Synthesis and Fair Value Equity Ranges

Willamette did not quantitatively rely on the Discounted Cash Flow Method value indications in its selected fair value range. Instead, Willamette relied exclusively on the Direct Capitalization of Cash Flow Method, the Guideline Merged and Acquired Company Method, and Guideline Publicly Traded Company Method value indications. Willamette applied 80 percent weight to the income approach Direct Capitalization of Cash Flow Method and 20 percent weight equally to the Guideline Merged and Acquired Company Method and Guideline Publicly Traded Company Method (i.e. 10 percent weight to the Guideline Merged and Acquired Company Method and 10 percent weight to the Guideline Publicly Traded Company Method). In Willamette’s opinion, the Direct Capitalization of Cash Flow Method provided the most relevant indication of value for Cadista as of March 31, 2014.

Based on Willamette’s analysis, and in its opinion, the indicated fair value range of the Cadista equity, based on its selected weighting of the indicated values, as of March 31, 2014, would be between $205,688,000 and $255,688,000. Therefore, based on this weighted fair value range, the Cadista stock fair value range would be between $1.75 and $2.15 per share, based on 117,797,180 shares issued and outstanding.

Based on Willamette’s analysis, and in its opinion, the total reasonable range of fair value of the Cadista common stock, based on the range of individual value indications that Willamette assigned weight to, as of March 31, 2014, is $1.60 to $2.50 per share.

If Willamette applied a typical weight to the Discounted Cash Flow Method indication (i.e., the alternative weighting), Willamette would have concluded a range between $1.30 and $1.65 per share. Instead, the fair value range determined by Willamette is between $1.60 and $2.50 per share.

Conclusion

Since Willamette did not apply quantitative weight to the Discounted Cash Flow Method in its analysis, and since the Discounted Cash Flow Method provides the lowest range of value indications (i.e., $0.95 to $1.15 per share), Willamette indicated that a stock tender offer at the low end of the total reasonable range of Cadista stock fair value (i.e., $1.60 to $2.50 per share) would be reasonable.

B. Summary of the October Update Letter

In preparing the October Update Letter, Willamette only reviewed the October Projections and considered the effect of using those projections in lieu of the June Projections, approved by the Cadista Board of Directors on June 24, 2014, would have had on its analysis contained in its July 17, 2014 Valuation Presentation holding constant all other non-projection valuation variables. The October Projections were prepared by Company’s management at the request of Cadista’s Special Committee, and were provided to Cassel Salpeter, LLC (“Cassel Salpeter”), an investment banking firm retained by the Special Committee to provide advisory services, members of the Special Committee, and Jubilant on October 3, 2014. The new financial projections reflected the loss of a large retail chain customer of Cadista’s most significant product, methylprednisolone, as well as changes in the estimate regarding days payable with respect to Jubilant supplied pharmaceutical products (which were reflected as net 30 days in the June Projections but should have been reflected as net 60 days).

In its October Update Letter, Willamette concluded that since the October Projections reflected a decrease of Cadista’s net cash flow projections compared to the June Projections, all else being equal, the indicated range of fair value of Cadista’s Shares reflected in its July 17, 2014 Valuation Presentation would have been lower. Willamette concluded in its October Update Letter that had it used the October Projections in its analysis reflected in the July 17, 2014 Valuation Presentation, it would have presented the following ranges of fair value:

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•	A total reasonable range of fair value between $1.50 per share and $2.50 per share (instead of between $1.60 to $2.50 per share as reflected in the July 17, 2014 Valuation Presentation);

•	The indicated fair value range, based on Willamette’s selected weightings of the indicated values, as of March 31, 2014, would continue to be between $1.75 per share and $2.15 per share; and

•	The alternative weighting range of the fair value would be between $1.25 per share and $1.60 per share (instead of between $1.30 and $1.65 per share as reflected in the July 17, 2014 Valuation Presentation).

Willamette’s conclusion went on to state that the above changes in fair value ranges do not reflect all of the value changes that would have resulted had it relied on the October Projections in its July 17, 2014 Valuation Presentation. As examples, Willamette’s October Update Letter stated that the updated financial projections (i.e. the October Projections) may have resulted in lower selected pricing multiples in the Guideline Merged and Acquired Company and Guideline Publicly Traded Company Methods of analysis and in lower income growth rates in its Discounted Cash Flow and Direct Capitalization of Cash Flow Methods; however, Willamette did not change any of those valuation variables in its updated valuation analysis for purposes of the October Update Letter. Accordingly, Willamette stated that the fair value ranges set forth in the above bullet points may understate the effect of the updated October Projections on fair value per share, and that the $1.60 per share proposed tender offer price would seem to be an even more attractive fair value price per share in light of the updated financial projections and operational condition of Cadista as of the date of the October Update Letter.

C. Summary of the November 2014 Valuation Presentation

Willamette prepared its November 2014 Valuation Presentation to update its analysis to October 31, 2014, from its analysis presented in the July 17, 2014 Valuation Presentation as of a valuation date of March 31, 2014. Willamette updated its fair value analysis for Jubilant based on quantitative and qualitative factors related to Cadista that changed between March 31, 2014, and October 31, 2014, including taking into account the October Projections (which reflected the loss of sales of Cadista’s key product, methylprednisolone, to a large retail customer) which were prepared by Cadista’s management at the request of the Special Committee. The November 2014 Valuation Presentation was developed for the same purpose as the July 17, 2014 Valuation Presentation, which is to provide advice to Jubilant’s management as to Willamette’s estimate of a reasonable range of fair value for the Cadista common stock as of the valuation date. For this analysis, the valuation date was October 31, 2014. The Willamette assignment does not include a fairness opinion or recommendation to Jubilant, or any party, as to whether or not Jubilant should enter into the proposed tender offer transaction. Nor does the November 2014 Valuation Presentation represent to Jubilant a recommendation of the tender offer price by which to offer to the Cadista minority shareholders. Willamette understands that Jubiliant may consider its analysis, among other factors, for its tender offer deliberations.

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Willamette applied the same valuation approaches and valuation methods that were applied in the July 17, 2014 Valuation Presentation. That is, Willamette applied the Discounted Cash Flow Method, the Direct Capitalization of Cash Flow Method, the Guideline Merged and Acquired Company Method, and the Guideline Publicly Traded Company Method. Similar to Willamette’s July 17, 2014 Valuation Presentation, Willamette derived an “indicated” weighting range of fair value and an “alternative” weighting range of fair value. In the indicated weighting, Willamette applies 80 percent weight to the Direct Capitalization of Cash Flow Method, 10 percent weight to the Guideline Merged and Acquired Company Method, and 10 percent weight to the Guideline Publicly Traded Company Method. In the alternative weighting, Willamette applies 50 percent weight to the Discounted Cash Flow Method, 30 percent weight to the Direct Capitalization of Cash Flow Method, 10 percent weight to the Guideline Merged and Acquired Company Method, and 10 percent weight to the Guideline Publicly Traded Company Method. Each weighted analysis provides a range of value per share, differentiated by the weighting applied in the valuation method synthesis, as noted above. From these two ranges of fair value per share, a concluded reasonable range of fair value per share is estimated. The concluded reasonable range of fair value is representative of the two valuation weightings and consists of the interquartile statistics of the two weighted ranges of value.

Willamette’s November 2014 Valuation Presentation provides that the indicated weighting fair value per share range as of October 31, 2014, was $1.50 to $1.85 and the alternative weighting fair value per share range as of October 31, 2014, was $1.15 to $1.40. Therefore, based on selecting the interquartile statistics of the range of value estimates, Willamette concluded that a reasonable range of fair value of the Cadista common stock, as of October 31, 2014, was $1.30 to $1.60 per share.

D. General

No company, business, or transaction used as a comparison in those analyses listed above is identical or directly comparable to Cadista or the Offer, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading, or other values of the companies, business segments, or transactions analyzed.

Willamette’s advice was necessarily based on economic, market, and other conditions as in effect on, and the information made available to Willamette as of, the respective dates of the July 17, 2014 Valuation Presentation the October Update Letter, and the November 2014 Valuation Presentation. Accordingly, although subsequent developments may affect the information contained in the July 17, 2014 Valuation Presentation, the October Update Letter and the November 2014 Valuation Presentation, Willamette did not assume any obligation to update, revise, or reaffirm the contents of the July 17, 2014 Valuation Presentation, the October Update Letter or the November 2014 Valuation Presentation, except to the extent it was specifically requested to do update the July 17, 2014 Valuation Presentation in connection with its preparation of the October Update Letter and the November Valuation Presentation. In connection with its financial advisory services, including the July 17, 2014 Valuation Presentation, the October Update Letter and the November 2014 Valuation Presentation, Willamette relied on and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to Willamette or otherwise reviewed by Willamette, and has not assumed any responsibility or liability therefor. With respect to the financial projections and other information and data relating to Cadista provided to or otherwise reviewed by or discussed with Willamette, Willamette was advised by Parent’s management, and Willamette assumed that information had been reasonably prepared on bases reflecting the best then currently available estimates and good faith judgments of the management of Cadista as to the future financial performance of Cadista.

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Willamette was not asked to make, and has not assumed responsibility for making, any independent evaluation of Cadista, and did not verify and has not assumed any responsibility for making any independent verification of the information Willamette reviewed. In addition, Willamette did not conduct any valuation or appraisal of any Cadista assets or liabilities, nor have any such valuations or appraisals been provided to Willamette. Willamette also assumed that there have been no material changes in Cadista’s condition, results of operations, business, or prospects since the date of the most recent financial statements made available to Willamette and Willamette has no obligation to update, revise, or reaffirm the July 17, 2014 Valuation Presentation, except to the limited extent expressly requested to do so for purposes of the October Update Letter based solely upon consideration of the October Projections, or to the extent requested with respect to its preparation of the November 2014 Valuation Presentation and Willamette has no further or additional obligation to update, revise or reaffirm the November 2014 Valuation Presentation. Willamette based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry specific factors. The June Projections used in or underlying Willamette’s analyses in the July 17, 2014 Valuation Presentation, and the October Projections used by Willamette in its analyses reflected in the October Update Letter and the November 2014 Valuation Presentation, are not necessarily indicative of actual values or actual future results that may be achieved, which values or results may be higher or lower than those indicated in the June Projections, the October Projections, or Willamette’s analyses. Accordingly, the financial projections used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Willamette’s view of the actual value of Cadista. Moreover, Willamette’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses or securities actually could be bought or sold.

Willamette is a national business valuation, forensic analysis, and financial advisory services firm providing a wide range of valuation and financial opinion services including those related to transaction pricing and structuring. Under the terms of Willamette’s engagement, we have agreed to pay a fee to Willamette for its financial advisory services, based on actual time devoted by Willamette’s staff performing such services, at Willamette’s standard hourly rates. Since its engagement in connection with the Offer and through the date of this Offer to Purchase, Willamette has invoiced us in the amount of $93,000 for fees and expenses relating to its valuation service. See “The Tender Offer—Section 14—Fees and Expenses.”

Prior to the Offer, Willamette provided financial analysis and valuation services to Parent and Jubilant Life Sciences and expert testimony regarding claims made by certain Unaffiliated Stockholders in connection with an arbitration proceeding, commenced by Unaffiliated Stockholders during 2012. See “Special Factors—Section 1—Background of This Offer.” In connection with such services, Parent and Jubilant Life Sciences paid Willamette $104,000.

6.	Certain Effects of the Offer and Merger

If the Minimum Tender Condition is satisfied and the Offer is consummated, we will own at least 90% of the outstanding Shares and intend to promptly cause Cadista to consummate a short-form merger (the “Merger”). Pursuant to the Merger, all outstanding Shares (other than Shares held in treasury by Cadista, owned by the Purchaser Group or held by stockholders properly perfecting appraisal rights), will be converted into the right to receive cash in an amount equal to the price per Share paid in the Offer, without interest and less any withholding taxes. The Merger will be effectuated without a meeting of Cadista’s stockholders or further action by Cadista’s Board of Directors. At the effective time of the Merger each option to purchase Shares that was issued by Cadista and is outstanding, shall be cancelled in consideration of the right to receive, upon surrender of such stock option, a cash payment equal to the product of (i) the number of Shares subject to such stock option and (ii) the excess, if any, of the Merger consideration ($1.60 per share) over the per Share exercise price of such option, less any required withholding taxes and without interest (the “Option Cash Payment”). As of the effective time of the Merger, all such Cadista stock options shall no longer be outstanding and shall automatically terminate, and each holder of such options shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment.

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If the Merger is undertaken, non-tendering stockholders who comply with Section 262 of the Delaware General Corporation Law (“DGCL”), will have the right to demand appraisal of their Shares. Holders of stock options are not entitled to exercise appraisal rights under Delaware law. See “Special Factors—Section 9—Appraisal Rights; Rule 13e-3.”

As a result of the Offer, the Purchaser Group’s interest in Cadista’s net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. For example, (i) according to the Annual Report on Form 10-K filed by Cadista with the SEC, for the fiscal year ended March 31, 2014, Cadista’s net book value as of March 31, 2014 was $126.407 million and for the fiscal year then ended it had net income of approximately $29.924 million and (ii) according to the Quarterly Report on Form 10-Q filed by Cadista with the SEC for its fiscal quarter ended September 30, 2014, Cadista’s net book value as of September 30, 2014 was $137.028 million and for the quarter then ended it had net income of approximately $10.621 million. Based on Jubilant’s ownership of 82.38% of the outstanding Shares throughout the fiscal year ended March 31, 2014 and the quarterly period ended September 30, 2014, the Purchaser Group’s interest in Cadista’s net book value and net income as of March 31, 2014 would have been approximately $104.137 million and $24.651 million, respectively and the Purchaser Group’s interest in Cadista’s net book value and net income as of September 30, 2014 would have been $112.886 million and $8.750 million, respectively. Following consummation of the Offer and Merger, the entire equity in Cadista will be owned by the Purchaser Group, and the Unaffiliated Stockholders will have no interest in Cadista’s net book value and net income. The Purchaser Group’s interest in such items will increase to 100%, and the Purchaser Group will be entitled to all benefits resulting from that interest, including all income generated by Cadista’s operations and any future increase in Cadista’s value. Similarly, the Purchaser Group will also bear all of the risk of losses generated by Cadista’s operations and any decrease in the value of Cadista after the Offer and Merger.

In connection with the Offer and Merger, certain Cadista directors and executive officers have interests in the Offer and Merger that are different from, or in addition to, the interests of Cadista’s Unaffiliated Stockholders generally, as described in more detail under “Special Factors—Section 12—Interests of Certain Persons in the Offer” below.

Cadista’s Shares are currently registered under the Exchange Act; although no public trading market has developed for the Shares. After the Merger, registration of the Shares under the Exchange Act will be terminated, and Cadista will no longer be required to file periodic reports with the SEC. See “The Tender Offer—Section 10—Certain Effects of the Offer on the Market for the Shares; and Exchange Act Registration.”

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A “U.S. Holder” (as defined in “The Tender Offer—Section 5—Certain U.S. Federal Income Tax Considerations”) will generally recognize gain or loss upon the receipt of cash in exchange for such U.S. Holder’s Shares pursuant to the Offer and the Merger in an amount equal to the difference between (i) the amount of cash received and (ii) such U.S. Holders adjusted tax basis in Shares exchanged therefor. A “non-U.S. Holder” (as defined in “The Tender Offer—Section 5—Certain U.S. Federal Income Tax Considerations) will not generally be subject to U.S. federal income tax on any gain realized on the disposition of Shares pursuant to the Offer or the Merger provided that (i) such gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States; and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met. See “The Tender Offer—Section 5—Certain U.S. Federal Income Tax Considerations.”

7.	Plans for Cadista After the Offer and Merger

It is expected that Cadista’s operations will be conducted after the Offer and Merger substantially as they currently are being conducted. Except as otherwise described in this Offer to Purchase, Jubilant Life Sciences and the members of the Purchaser Group do not have any current plans, proposals or negotiations which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger (other than the Merger described in this Offer to Purchase), reorganization or liquidation involving Cadista; (ii) any relocation of any material operations or any purchase, sale or transfer of a material amount of assets of Cadista; or (iii) any other material change in Cadista’s corporate structure or business (other than changes to integrate Cadista with Purchaser in the event of the Merger), including Cadista’s Board of Directors.

Nevertheless, following the Offer and the Merger, Jubilant Life Sciences, the members of the Purchaser Group and the management and board of directors of Cadista may review Cadista and its assets, corporate structure (including the composition of Cadista’s Board of Directors and the number of directors on the Company’s Board of Directors), capitalization, operations, business, properties, policies, management and personnel to determine what changes, if any, would be desirable following a Merger in order to best organize and integrate the activities of Cadista’s and Jubilant’s other pharmaceutical business operations and may cause Cadista to engage in the types of transactions set forth above if the management and/or board of directors of Cadista decides that such transactions are in the best interest of Cadista upon such review. Jubilant Life Sciences and the members of the Purchaser Group expressly reserve the right to make any such changes that they deem necessary or appropriate in light of their review of Cadista or in light of future developments. In addition, Cadista and Jubilant regularly review acquisition opportunities in the pharmaceutical industry and may pursue such opportunities when appropriate.

8.	Conduct of Cadista’s Business if the Offer Is Not Completed

If the Offer is not completed because the Minimum Tender Condition is not satisfied, or if another condition to the Offer is not satisfied or waived, we and Jubilant Life Sciences expect that Cadista’s current management will continue to operate Cadista’s business substantially as presently operated and that Cadista stockholders will continue to be subject to the same risks and opportunities as they currently are in their capacity as stockholders. However, we and Jubilant Life Sciences will reevaluate our options with respect to Cadista from time to time. In particular, such options could include:

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•	not taking any action to purchase any Shares, in which case the stockholders of Cadista would receive no cash for their Shares (except through their sales in privately negotiated transactions or, if a trading market in the Shares were to develop, in the open market) and would bear the risk that the price per Share that could be obtained in any such sale is less than the Offer Price and receive the benefit of a price per Share that is greater than the Offer Price;

•	Jubilant purchasing Shares in the open market, were a trading market in the Shares to develop, or in privately-negotiated transactions (including to acquire at least 90% of the outstanding Shares so that we could consummate a “short-form” merger under Delaware law), and such purchases would be made at either market prices at the time of purchase or privately-negotiated prices respectively, which may be higher or lower than or the same as the Offer Price;

•	making a new tender offer;

•	consummating a merger or other business combination with Cadista, subject to compliance with Delaware law; and/or

•	engaging in such other business transactions as may be permitted by applicable law.

If Jubilant or its affiliates were to pursue any of these alternatives, of which there is no assurance, it might take considerably longer for the stockholders of Cadista to receive any consideration for their Shares in such transaction. Any such transaction may result in proceeds per Share to the stockholders of Cadista that are more or less than or the same as the Offer Price. If the public minority interest in Cadista remains outstanding, the public stockholders of Cadista would, absent a sale by them, retain their Shares and would have the opportunity to participate in the earnings and growth of Cadista but would also bear the risk of losses generated by Cadista’s operations or a decline in value of Cadista.

9.	Appraisal Rights; Rule 13e-3

Appraisal Rights. No appraisal rights are available with respect to the Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who (i) do not tender their shares in the Offer and hold Shares at the Merger closing, (ii) do not wish to accept the merger consideration, and (iii) who otherwise comply with Section 262 of the DGCL, will be entitled to obtain a judicial determination of the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with interest from the effective time of the Merger. Unless the court in its discretion determines otherwise for good cause shown, such interest will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as in effect from time to time during the period between the effective time of the Merger and the date of payment of the judgment. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Purchaser Group or Cadista may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the dissenting shares is less than the Offer Price. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to the fair value under Section 262 of the DGCL.

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If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his or her rights to appraisal as provided under Delaware law, each Share held by such stockholder will be converted into the right to receive the Offer Price, without interest thereon, and less any withholding taxes. A stockholder may withdraw his or her demand for appraisal and accept the consideration offered by delivering to Cadista a written withdrawal of his or her demand for appraisal and acceptance of the merger consideration within 60 days after the effective time of the Merger (or thereafter with the consent of Cadista, which will be the surviving corporation in the Merger). Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that any stockholder who has not commenced an appraisal action or joined that proceeding as a named party may withdraw his or her demand for appraisal and accept the consideration offered within 60 days of the effective date of the Merger.

The preservation and exercise of appraisal right requires strict and timely adherence to the applicable provisions of the DGCL. Failure to follow the requirements of Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by the full text of Section 262 of the DGCL, which is set forth in Schedule C attached to this Offer to Purchase.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before you have to take any action relating thereto.

If you tender your Shares in the Offer and they are purchased by us, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price.

Rule 13e-3. Because Jubilant Life Sciences and the members of the Purchaser Group are affiliates of Cadista, the Offer and Merger constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain information concerning Cadista and certain information relating to the fairness of the Offer, the Merger and the consideration offered to Unaffiliated Stockholders be filed with the SEC and disclosed to Unaffiliated Stockholders. We and Jubilant Life Sciences have provided such information in this Offer to Purchase and in a combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 and the exhibits thereto filed with the SEC pursuant to Rules 14d-3 and 13e-3 under the Exchange Act.

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10.	Transactions and Arrangements Concerning the Shares

Except as set forth on Schedule B or otherwise described in this Offer to Purchase: (a) neither Jubilant Life Sciences nor any member of the Purchaser Group and to our and Jubilant Life Sciences’ knowledge, after reasonable inquiry, none of the other persons listed on Schedule A hereto, or any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has the right to acquire any Shares or any other equity securities of Cadista; (b) neither Jubilant Life Sciences nor any member of the Purchaser Group and, to our and Jubilant Life Science’s knowledge after reasonable inquiry, none of the other persons listed on Schedule A hereto or any associate or majority owned subsidiary of any of the foregoing has effected any transaction in the Shares or any other equity securities of Cadista during the past sixty (60) days; (c) none of Jubilant Life Sciences, any member of the Purchaser Group and, to our and Jubilant Life Sciences’ knowledge after reasonable inquiry, any of the other persons listed on Schedule A hereto, has any agreement, arrangement or understanding with any other person with respect to the Shares or any other securities of Cadista (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); and (d) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Jubilant Life Sciences, the members of the Purchaser Group, or their subsidiaries or to our and Jubilant Life Sciences’ knowledge after reasonable inquiry, any of the persons listed in Schedule A to this Offer to Purchase, on the one hand, and Cadista or any of its subsidiaries or other affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

To the best of our and Jubilant Life Sciences’ knowledge after reasonable inquiry, none of Cadista or its executive officers, directors or affiliates (other than the members of the Purchaser Group) or any person specified in Schedule A has made any public recommendation as of the date of this Offer to Purchase with respect to the Offer, except for the recommendation of Cadista’s Special Committee and Board of Directors as set forth in the Schedule 14D-9.

11.	Related Party Transactions

As of the date of this Offer to Purchase, Purchaser, which is an indirect wholly-owned subsidiary of Parent, owns 97,043,574 Shares, or approximately 82.4% of the issued and outstanding Shares. Cadista does not have a standing nominating committee. As a result of Purchaser’s ownership of the Shares, Parent and Parent’s parent, Jubilant Life Sciences, have the power to elect all of the members of Cadista’s Board of Directors and to control the vote on all matters submitted to a vote of Cadista’s stockholders.

Members of the Purchaser Group and their affiliates are also parties to the following agreements and have the following other relationships with Cadista and its subsidiary, Jubilant Cadista Pharmaceuticals Inc. (“Cadista Pharmaceuticals”).

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Tax Sharing Agreement

On November 7, 2011, Cadista entered into a tax sharing agreement (the “Tax Sharing Agreement”) with JPH.  The Tax Sharing Agreement has an effective date of October 1, 2011.  The Tax Sharing Agreement sets forth, among other things, each of Cadista’s and JPH’s obligations in connection with filing consolidated federal, state and foreign tax returns.  The agreement provides that current income tax expense (benefit) is computed on a separate return basis and members of the tax group shall make payments (or receive reimbursement) to or from JPH to the extent their incomes (losses and other credits) contribute to (reduce) the consolidated income tax expense.  The consolidating companies are reimbursed for the net operating losses or other tax attributes they have generated when utilized in the consolidated returns.  Cadista may recognize a benefit in the calculation of our provision for income taxes to the extent that foreign tax credits, capital losses and other tax attributes generated by Cadista can be utilized both on a separate-company basis and in the consolidated or combined tax returns of JPH. As of March 31, 2014, Cadista had a payment obligation to JPH in the amount of $1.76 million with respect to federal taxes and had a payment obligation to JPH for state taxes in the amount of $1.11 million (including a carryover amount from the previous year) under the Tax Sharing Agreement. As of September 30, 2014, Cadista had a payment obligation to JPH in the amount of $0.9 million for federal taxes and $1.54 million for state taxes (including carry over from previous years) under the Tax Sharing Agreement. Cadista makes tax sharing payments to JPH equal to the taxes that it would pay (or receive) if it filed a return on a stand-alone basis. During the years ended March 31, 2014 and March 31, 2013, Cadista paid $16.20 million and $21.45 million, respectively, to JPH under the Tax Sharing Agreement. During the six months ended September 30, 2014, Cadista made a payment to JPH under the Tax Sharing Agreement for $7.64 million.

Supply Arrangements

The 2005 Supply Agreement

Parent acquired 75% of Cadista’s outstanding Shares, pursuant to a Stock Purchase Agreement, dated May 23, 2005 (the “Stock Purchase Agreement”). Simultaneous with the closing of the Stock Purchase Agreement, Jubilant Life Sciences and Cadista Pharmaceuticals, executed a Supply Agreement dated June 30, 2005 (the “2005 Supply Agreement”). The 2005 Supply Agreement provides, among other things, that Jubilant Life Sciences will provide to Cadista Pharmaceuticals 10 pre-ANDA products, of which five would be provided without cost and five would be provided at a cost of $250,000 per product. The 2005 Supply Agreement also provides that Jubilant Life Sciences and Cadista Pharmaceuticals will mutually agree upon the pre-ANDA products to be selected by Cadista Pharmaceuticals, the dates on which such pre-ANDA product would be transferred, and the payment dates for such products. The 10 pre-ANDA Products selected were acquired over a three year period, between July 1, 2005 to June 30, 2008. Of the 10 pre-ANDA products acquired by Cadista Pharmaceuticals pursuant to the 2005 Supply Agreement, as of March 31, 2014; (i) Lamotrigine, Oxcarbazepine, Alendronate and Losartan Hydrochlorothiazide Potassium Tablets and Losartan Potassium Tablets are currently being marketed by Cadista Pharmaceuticals, (ii) Risperidone and Cetirizine have received U.S. Food and Drug Administration (“FDA”) approval, but were not being marketed by Cadista Pharmaceuticals as of such date; (iii) ANDAs with respect to another two products have been filed with the FDA but, as of such date, had not yet received FDA approval; and (iv) one product was at an earlier stage of development with respect to which, as of such date, an ANDA was expected to be filed with the FDA for review. Cadista accrues the cost of the 10 pre-ANDA products selected by Cadista Pharmaceuticals, at a rate of $0.125 million per pre-ANDA product, as and when such pre-ANDA products achieve FDA approval (at which time payment is payable to Jubilant Life Sciences). Cadista accrued $0.875 million for the cost of seven pre-ANDA products that received FDA approval through its fiscal year ended March 31, 2014, $0.25 million was accrued during its fiscal year ended March 31, 2013 for the ANDAs for Losartan Potassium tablets and Losartan Potassium Hydrochlorothiazide tablets that were approved during such year and no additional amounts were accrued during its fiscal year ended March 31, 2014 as Cadista Pharmaceuticals did not receive any FDA approvals during such year for any of the pre-ANDA Products selected by it.

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If Jubilant Life Sciences chooses to market in the United States any generic finished dosage form that is equivalent to any of the 10 pre–ANDA products acquired by Cadista from Jubilant Life Sciences, Jubilant Life Sciences must market such generic finished dosage forms exclusively through Cadista in the United States for the term of the 2005 Supply Agreement. There are currently no such equivalent products that Jubilant Life Sciences has chosen to market in the United States.

The 2005 Supply Agreement also provides that Cadista Pharmaceuticals would purchase from Jubilant Life Sciences certain Active Pharmaceutical Ingredient (“API”) for use in the United States. Cadista Pharmaceuticals purchases from Jubilant the following API pursuant to the 2005 Supply Agreement: Cetirizine; Oxcarbazepine; and Losartan. Pursuant to the 2005 Supply Agreement, Cadista Pharmaceuticals must purchase all of its requirements for the agreed upon API exclusively from Parent for the term of the 2005 Supply Agreement. Jubilant Life Sciences is not precluded from manufacturing or supplying any such API or any of its other products to any other person. Jubilant Life Sciences is permitted to fulfill its obligations under the 2005 Supply Agreement by contract manufacturing arrangements with its affiliates or third parties. The price for each API must be the lowest price that Jubilant Life Sciences is supplying the same API to any non-affiliated customer in the United States, provided that if the API is not being sold to a non–affiliated customer in the United States then the price for the API will be mutually agreed to. The term of the 2005 Supply Agreement is determined on an API-by-API basis and commences on the date that the FDA approves a product containing the API and terminates five years thereafter, provided that the term for each API may be extended for an additional five year period by agreement of the parties. Cadista Pharmaceuticals had purchased its API requirements for Lamotrigine and Risperidone from Jubilant Life Sciences pursuant to the 2005 Supply Agreement, until their terms expired in January 2014 and March 2014, respectively. Since the expiration of their respective terms Cadista Pharmaceuticals purchases its API requirements for these products from Jubilant Life Sciences on a purchase-order basis, but their supply is no longer governed by the 2005 Supply Agreement. In accordance with these provisions, the current initial five year term with respect to each API provided by Jubilant Life Sciences under the 2005 Supply Agreement is as follows:

API	Expiration of Initial Five Year Term
Cetirizine	June 2015
Losartan + HCTZ	September 2017
Oxcarbazepine	January 2015
Losartan	September 2017

The 2005 Supply Agreement may be terminated by mutual agreement of the parties, and may also be terminated in the event either party ceases conducting its business in a normal course or becomes insolvent.

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Since Cadista’s 2009 fiscal year Cadista Pharmaceuticals has purchased all of its meclizine API requirements from Jubilant Life Sciences on a purchase-order basis. It also has purchased small API requirements for Terazosin from the Jubilant Group on a purchase-order basis. These purchases are not, and have not been, pursuant to the 2005 Supply Agreement.

Purchases of API by Cadista Pharmaceuticals from the Jubilant Group pursuant to the 2005 Supply Agreement and separately pursuant to purchase orders, aggregated $6.34 million, $6.78 million and $1.93 million, for Cadista’s fiscal years ended March 31, 2014 and March 31, 2013 and for the six-month period ended September 30, 2014, respectively.

2011 Master Supply Agreement

On May 27, 2011, Cadista Pharmaceuticals entered into a Master Supply Agreement (the “Original 2011 Master Supply Agreement”) with Jubilant Life Sciences pursuant to which it acquired from Jubilant Life Sciences the exclusive United States marketing rights to four products, consisting of the Lamotrigine Chewable tablets (which Cadista Pharmaceuticals is expected to be manufacturing and packaging for Parent pursuant to the Toll Manufacturing Agreement discussed below), Donepezil Hydrochloride Tablets (in 5mg and 10mg dosages), which is the generic equivalent of Aricept®, Risperidone ODT (in 0.5 mg, 1 mg, 2mg, 3 mg and 4mg dosages), which is the generic equivalent of Risperdal® M-Tabs, and Pantoprazole DR tablets (in 20 mg and 40 mg dosages), which is a generic equivalent to Protonix®. All four products (Lamotrigine chewable tablets, Donepezil hydrochloride tablets, Risperidone orally disintegrating tablets (“ODT”) and Pantoprazole DR tablets) have been approved by the FDA. The Original 2011 Master Supply Agreement contemplated that additional products developed by Jubilant Life Sciences might be added to it from time to time by mutual agreement of the parties. In December 2012, Cadista and Jubilant Life Sciences entered into an amendment to the 2011 Master Supply Agreement (the Original 2011 Master Supply Agreement, as amended, the “2011 Master Supply Agreement”) to add twenty two (22) additional products (collectively, the “New Products”). ANDAs for all of the New Products have been filed with the FDA. As of September 30, 2014, ANDAs for the following seven New Products have received FDA approval: Escitalopram tablets, which is the generic equivalent to Lexapro (in 5, 10 and 20 mg dosages); Olanzapine ODT, which is the generic equivalent of Zyprexag/Zydis® (in 5, 10, 15 and 20 mg dosages); Valacyclovir, which is the generic equivalent of Valtrex® (in 500 and 1000 mg dosages); Buproprion Hydrochloride S.R., which is the generic equivalent of Wellbutrin SR; Quetiapine Fumerate Tablets (in 25 mg dosages), which is the generic equivalent of Seroquel; and Spironlactone (in 25, 50 and 100 mg dosages), which is the generic equivalent of Aldactone; and Memantine Tablets, (in 5 and 10 mg dosages), which is the generic equivalent of Namenda®, for which tentative approval was granted by the FDA but will not be able to be marketed by Cadista until the patent listed in the FDA’s Orange Book covering the innovator product expires in April 2015.

Jubilant Life Sciences is responsible for the ANDA regulatory approval process for all products under the 2011 Master Supply Agreement and owns any ANDAs that are approved. Jubilant Life Sciences expects that additional products that have been, or may be, developed by it will be added to the 2011 Master Supply Agreement, from time to time upon mutual agreement with Cadista Pharmaceuticals, for marketing by Cadista Pharmaceuticals in the United States; however, there can be no assurance that this will be the case.

Cadista is prohibited from marketing or selling in the United States any product that competes with a product covered under the 2011 Master Supply Agreement. Subject to certain exceptions, Cadista is required to purchase from Jubilant Life Sciences all of its requirements for products that are to be marketed by it under this agreement and Jubilant Life Sciences is required to use commercially reasonable efforts to supply Cadista with finished dosage packaged products satisfying these requirements (either by manufacturing the products itself or arranging for an approved manufacturer to do so). Jubilant Life Sciences is prohibited from supplying the products covered by the 2011 Master Supply Agreement to third parties for use or sale in the United States without Cadista’s prior written consent.

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Pursuant to the terms of the 2011 Master Supply Agreement, Jubilant Life Sciences supplies Cadista with finished dosage of each product covered under the agreement, pursuant to purchase orders issued on a quarterly basis, at a price equal to 90% of Cadista’s estimated sales price for such product. Cadista is entitled to retain 10% of the net sales of the products covered under the 2011 Master Supply Agreement. Jubilant Life Sciences invoices for all such products supplied by it to Cadista, and to the extent Cadista’s sales price is less than or greater than the amount estimated for purposes of determining the invoiced price of the product, there is an adjustment made on a quarterly basis, with Jubilant Life Sciences issuing a credit to Cadista for any overpayment resulting therefrom, and the amount of any underpayment being remitted by Cadista to Jubilant Life Sciences.

Cadista is obligated to indemnify Jubilant Life Sciences and its affiliates for, third-party losses arising from, among other things, Cadista’s distribution of the products covered under the agreement (except to the extent Jubilant Life Sciences is required to indemnify Cadista) and any product recalls caused by Cadista’s negligence. Jubilant Life Sciences is obligated to indemnify Cadista for any third party losses arising from, among other things: its manufacture and supply of any product covered under the agreement that does not meet the product specifications or warranties at the time of delivery and during the product’s shelf life; the infringement or misappropriation of any patent or trade secret of any third party relating to any such product; or any recall caused by its negligence. Cadista’s liability to Jubilant Life Sciences for indemnification or breach of the agreement is limited to $250,000 in the aggregate.

The 2011 Master Supply Agreement has an initial term, on a product-by-product basis, of five years after the date of the first commercial sale of such product in the United States, and thereafter automatically renews on a year-to-year basis with respect to such product unless either party notifies the other that it is electing not to renew. As of September 30, 2014, Cadista marketed the following six products pursuant to the 2011 Master Supply Agreement, which have the respective initial five-year terms set forth below.

Name of Generic Product	Date Initial Five Year Term Expires
Donepezil Hydrochloride Tablets	July 2016
Risperidone ODT	May 2017
Pantoprazole DR	July 2017
Valacyclovir	October 2017
Olanzapine ODT	March 2018
Escitolapram	October 2018

For Cadista’s fiscal years ended March 31, 2014 and March 31, 2013 it retained $0.88 million and $0.41 million in the aggregate, respectively, from net sales of the products that it markets pursuant to the 2011 Master Supply Agreement, constituting its 10% share of such net sales, and paid Jubilant Life Sciences $8.93 million and $8.43 million, respectively, for the supply of such products during such years, including adjustments in the amount of $4.99 million and $0.58 million for the fiscal years ended March 31, 2014 and March 31, 2013, respectively. For the six-month period ended September 30, 2014, Cadista retained $0.81 million from net sales of the products that it markets pursuant to the 2011 Master Supply Agreement, constituting its 10% share of such net sales, and paid Jubilant Life Sciences $3.08 million for the supply of such products during such period, including adjustments in the amount of $2.48 million for such six-month period. The agreement may be terminated earlier by a party if there is a material breach of the agreement by the other party or if the other party, among other things, ceases to conduct business.

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2012 Master Supply Agreement

On December 27, 2012, Cadista Pharmaceuticals entered into a new Master Supply Agreement with Jubilant Life Sciences (the “2012 Master Supply Agreement”), pursuant to which Jubilant Life Sciences will market in certain agreed upon countries outside of the United States certain agreed upon pharmaceutical products manufactured and supplied by Cadista Pharmaceuticals.

Pursuant to the 2012 Master Supply Agreement Jubilant Life Sciences acquired the exclusive marketing rights to nine of Cadista’s products in 27 countries outside of the United States. Additional products that have been, or may be, developed by Cadista may be added to the 2012 Master Supply Agreement, from time to time upon mutual agreement, for marketing by Jubilant Life Sciences in those countries outside of the United States that are mutually agreed upon; however, there can be no assurance that this will be the case.

Cadista Pharmaceuticals is responsible for obtaining the licenses or marketing approvals (collectively, “Regulatory Approvals”) necessary as a prerequisite for marketing products under the 2012 Master Supply Agreement in those countries in which Jubilant Life Sciences has been granted marketing rights and will own any resultant Foreign Regulatory Approvals. Jubilant Life Sciences is obligated to cooperate with Cadista Pharmaceuticals with respect to the preparation of the applications for Foreign Regulatory Approvals and to provide such assistance (including guidance as to the regulatory requirements in each applicable country in which Jubilant Life Sciences has been granted marketing rights), as Cadista Pharmaceuticals reasonably requests. Jubilant Life Sciences is also responsible for the filing of such applications with the applicable regulatory agencies and for the prosecution, as Cadista Pharmaceuticals’ regulatory agent, of such applications and maintaining any resultant Foreign Regulatory Approvals in accordance with Cadista Pharmaceuticals’ instructions.

Jubilant Life Sciences is prohibited from marketing or selling in the countries in which it is granted marketing rights any product that competes with a product covered under the 2012 Master Supply Agreement in such countries. Subject to certain exceptions, Jubilant Life Sciences is required to purchase from Cadista Pharmaceuticals all of its requirements for products that are to be marketed by Jubilant Life Sciences pursuant to the 2012 Master Supply Agreement and Cadista Pharmaceuticals is required to use commercially reasonable efforts to supply Jubilant Life Sciences with finished dosage packaged products satisfying these requirements (either by manufacturing the products itself or arranging for an approved manufacturer to do so). Cadista Pharmaceuticals is prohibited from supplying a product covered by the 2012 Master Supply Agreement to third parties for use or sale in the countries in which Jubilant Life Sciences is granted marketing rights with respect to such product without Jubilant Life Sciences’ prior written consent.

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Pursuant to the terms of the 2012 Master Supply Agreement, Cadista Pharmaceuticals will supply Jubilant Life Sciences with finished dosage of each product covered under the agreement, pursuant to purchase orders issued on a quarterly basis, at a price equal to 90% of Jubilant Life Sciences’ estimated sales price for such product. Jubilant Life Sciences is entitled to retain 10% of the net sales of the products covered under the 2012 Master Supply Agreement. Cadista Pharmaceuticals will invoice for all such products supplied by Cadista Pharmaceuticals to Jubilant Life Sciences, and to the extent Jubilant Life Sciences’ sales price is less than or greater than the amount it estimated for purposes of determining the invoiced price of the product, there will be an adjustment made on a quarterly basis; Cadista Pharmaceuticals will issue a credit to Jubilant Life Sciences for any overpayment resulting therefrom, and the amount of any underpayment will be remitted by Jubilant Life Sciences to Cadista Pharmaceuticals.

Jubilant Life Sciences is obligated to indemnify Cadista Pharmaceuticals for third-party losses arising from, among other things, its distribution of the products covered under the agreement (except to the extent Cadista Pharmaceuticals is required to indemnify Jubilant Life Sciences) and any product recalls caused by Jubilant Life Sciences’ negligence. Cadista Pharmaceuticals is obligated to indemnify Jubilant Life Sciences and its affiliates for any third-party losses arising from, among other things: Cadista Pharmaceuticals’ manufacture and supply of any product covered under the agreement that does not meet the product specifications or warranties at the time of delivery and during the product’s shelf life; the infringement or misappropriation of any patent or trade secret of any third party relating to any such product; or any recall caused by its negligence. Jubilant Life Sciences’ liability to Cadista Pharmaceuticals for indemnification or breach of the agreement is limited to $250,000 in the aggregate for each country with respect to each product for which marketing rights are granted.

The 2012 Master Supply Agreement has an initial term, determined on a product-by-product and country-by-country basis, with respect to each product and country, of five years after the date of the first commercial sale of such product in a country with respect to which marketing rights are granted for such product, and thereafter automatically renews on a year-to-year basis with respect to such product and country, unless either party notifies the other that it is electing not to renew. The agreement may be terminated earlier by a party if there is a material breach of the agreement by the other party or if the other party, among other things, ceases to conduct business.

As of June 30, 2014, Cadista Pharmaceuticals has not received any Foreign Regulatory Approvals in the countries covered by the 2012 Master Supply Agreement; accordingly, Jubilant Life Sciences has not marketed, and Cadista Pharmaceuticals has not supplied, any products pursuant to the 2012 Master Supply Agreement. For Cadista Pharmaceuticals’ fiscal years ended March 31, 2014 and March 31, 2013, Cadista Pharmaceuticals did not expend any amount with respect to pursuing such Foreign Regulatory Approvals and to our knowledge, to date, it has not filed any applications to obtain Foreign Regulatory Approvals for these products.

Development, Manufacturing and Related Services

Master Product Development Cooperation Agreement

Cadista Pharmaceuticals has from time to time performed pharmaceutical product development and related services for Jubilant. On August 14, 2008, Jubilant Life Sciences entered into a Master Product Development and Services Agreement (as amended, the “Master Product Development Cooperation Agreement”) with Cadista Pharmaceuticals pursuant to which the parties may agree, from time to time, for Cadista Pharmaceuticals to provide product development-related services to Jubilant Life Sciences in connection with Jubilant Life Sciences’ development of generic pharmaceuticals. These services could include among other things, assisting Jubilant Life Sciences in product scale up, preparation of exhibit batches, manufacture of product stability samples, analysis of bioavailability studies, purchasing, shipping, production planning, experiments for residual solvents, assays, dissolution tests, material release testing and the preparation and submission of ANDA filings. The initial term of the Master Product Development Cooperation Agreement was for two years expiring August 12, 2010; however, the agreement, which is still in effect, automatically renews for additional one year terms unless either party sends notice of non-renewal 30 days prior to the then-scheduled expiration date. Jubilant Life Sciences may terminate any project prior to completion at any time for any reason upon 30 days written notice to Cadista Pharmaceuticals (under such circumstances Cadista Pharmaceuticals would be paid for all services completed and expenses incurred through the date of termination). A product is added to the Master Product Development Cooperation Agreement by means of a Project Task Order mutually agreed to by the parties. The Project Task Order includes, among other things, a description of the services to be performed and a timeline and an explanation of fees and costs payable therefor, which is based upon a schedule set forth in the Agreement.

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During its fiscal year ended March 31, 2014, Cadista Pharmaceuticals entered into a new Project Task Order with Jubilant Life Sciences under the Master Product Development Cooperation Agreement with respect to a product candidate, but to date Cadista Pharmaceuticals has not commenced any services under such Project Task Order and has only received reimbursement of expenses of $0.04 million with respect thereto. Prior to its fiscal year ended March 31, 2014, Cadista Pharmaceuticals had provided services to Jubilant Life Sciences under the Master Product Development Cooperation Agreement in connection with two product candidates as well as a third product Jubilant Life Sciences was considering developing, but which it has since abandoned. Services under the Master Product Development Cooperation Agreement with respect to these product candidates were completed in Cadista’s fiscal year ended March 31, 2009. Cadista Pharmaceuticals is being qualified as a manufacturing site for each of the two product candidates of Jubilant Life Sciences that Jubilant Life Sciences did not abandon. No amounts were invoiced by Cadista Pharmaceuticals to Jubilant Life Sciences during Cadista’s fiscal years ended March 31, 2014 or March 31, 2013 or to date during Cadista’s fiscal year ending March 31, 2015.

Toll Manufacturing Agreement

On May 27, 2011, Cadista Pharmaceuticals entered into a Toll Manufacturing Conversion Agreement (the “Toll Manufacturing Agreement”) with Jubilant Life Sciences pursuant to which Cadista Pharmaceuticals agreed to manufacture and package the finished dosage product, Lamotrigine chewable tablets (the “Toll Manufactured Product”) for Jubilant Life Sciences, on a contract toll manufacturing basis. Pursuant to this Agreement, Jubilant Life Sciences will supply, or otherwise be responsible for all costs and expenses with respect to, API and other components for the Toll Manufactured Product, which costs and expenses, if incurred by Cadista Pharmaceuticals, will be reimbursed by Jubilant Life Sciences. However, Cadista Pharmaceuticals is responsible for all materials lost or wasted in processing or in defective batches, if due to Cadista Pharmaceuticals’ negligence or failure of the product to meet specifications (other than as a result of the failure of the materials Jubilant Life Sciences is responsible for providing). Cadista Pharmaceuticals is compensated on a fixed unit price of the Toll Manufactured Product supplied to Jubilant Life Sciences under the Toll Manufacturing Agreement. The price was originally fixed for the remainder of the 2011 calendar year. Thereafter, it was to be reviewed no later than 30 days before the end of a calendar year and adjusted by the parties before the commencement of the next calendar year. In addition, if Cadista Pharmaceuticals’ manufacturing costs increase, then it may request an increase in price at any time after the first anniversary of the effective date of the Agreement. In either of the above cases, if the parties cannot agree on revised pricing, then either party may terminate the Agreement on 18 months’ notice to the other party or the current price will stay in effect for such 18 month period. To date, Cadista Pharmaceuticals has not supplied any Product and has not received any revenues under the Toll Manufacturing Agreement. The parties agreed at the end of each of the 2012 and 2013 calendar years not to adjust the price for the Toll Manufactured Product for the following year. There is no assurance that the parties will be able to reach agreement on any such price adjustment for any of the following years and accordingly, there can be no assurance that the Agreement will not be terminated as early as 18 months after the commencement of the 2015 calendar year. The initial term of the Toll Manufacturing Agreement is five years and may be extended for such period of time as the parties may mutually agree. Cadista Pharmaceuticals’ will be responsible for all product liability claims and recall expenses arising with respect to the Toll Manufactured Product, to the extent such claims arise from Cadista Pharmaceuticals’ acts or omissions. Cadista Pharmaceuticals’ obligation to indemnify Jubilant Life Sciences is capped at $500,000. Additional products may be added to the Toll Manufacturing Agreement, subject to mutual agreement of the parties including with respect to the price for Cadista Pharmaceuticals’ toll manufacturing services with respect to such products.

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Assignment of Supply Agreement for Veterinary Drug Product

On December 21, 2012 (the “Effective Date”), Cadista Pharmaceuticals entered into an Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”) with Jubilant DraxImage Inc. (“Jubilant DraxImage”), Deprenyl, Inc. USA (“Deprenyl USA”), and Jubilant Hollisterstier General Partnership (“Jubilant Hollisterstier”). Pursuant to the Assignment and Assumption Agreement, Jubilant DraxImage assigned and Cadista Pharmaceuticals assumed the rights and obligations to supply a specified veterinary product (the “Veterinary Product”) pursuant to a supply agreement (the “Veterinary Supply Agreement”) with a large pharmaceutical company. Jubilant DraxImage, Deprenyl USA and Jubilant Hollisterstier, are all indirect wholly-owned subsidiaries of Jubilant Life Sciences.

Pursuant to the Assignment and Assumption Agreement, Cadista Pharmaceuticals did not assume any obligations for events occurring prior to the Effective Date. Jubilant DraxImage and Jubilant Hollisterstier, which until the Effective Date had been a manufacturer of the Veterinary Product pursuant to a sub-contract with Jubilant DraxImage, are required to defend and indemnify Cadista Pharmaceuticals for all losses, damages and claims arising out of a claim by a third party (including the large pharmaceutical company that is the counter-party to the Veterinary Supply Agreement) to the extent the basis of such claim relates to the performance or non-performance of the obligations under the Veterinary Supply Agreement prior to the Effective Date. Cadista Pharmaceuticals is required to defend and indemnify Jubilant DraxImage and Jubilant Hollisterstier for all losses, damages and claims arising out of a claim by a third party (including the large pharmaceutical company that is the counter-party to the veterinary supply agreement) to the extent the basis of such claim relates to the performance or non-performance of the obligations arising under the Veterinary Supply Agreement after the Effective Date.

Jubilant DraxImage, Deprenyl USA which licensed certain rights related to the Veterinary Product to the large pharmaceutical company that is the counter-party under the Veterinary Supply Agreement and Jubilant Hollisterstier, agreed to provide, free of charge, to Cadista Pharmaceuticals all technical information, data and applicable Veterinary Product know-how to enable Cadista Pharmaceuticals to qualify, under applicable law, as a new manufacturer of such Veterinary Product utilizing its own manufacturing facility. Deprenyl USA agreed to reimburse Cadista Pharmaceuticals for all out-of-pocket expenses and 100% of its fully-burdened costs (including its direct and indirect labor and other costs) incurred in connection with the transfer to it of such technology and qualifying its facility to manufacture the Veterinary Product. $0.09 million of such expenses were incurred in Cadista’s fiscal year ended March 31, 2014 and reimbursed. $0.21 million of such expenses were incurred in Cadista’s fiscal year ended March 31, 2013 and reimbursed in the first quarter of Cadista’s 2014 fiscal year. Other than as described above, no consideration was payable by the parties to the Assignment and Assumption Agreement in connection with the assignment and assumption of the rights and obligations related to the Veterinary Supply Agreement. The price to be paid by the large pharmaceutical party that is the counter-party to the Veterinary Supply Agreement, for each unit of Veterinary Product to be supplied by Cadista Pharmaceuticals thereunder is determined based upon a formula, subject to a floor equal to a specified percentage above the actual cost to manufacture the Product.

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Financings

Cadista Pharmaceuticals had previously obtained a Revolving Credit Facility (the “SBNY Revolver”) from State Bank of India, New York (“SBNY”) for an amount of $6.5 million to meet its working capital requirements. There were no short-term loans under the SBNY Revolver as of March 31, 2012 or at any time during Cadista’s 2013 fiscal year, and Cadista Pharmaceuticals elected not to renew the credit facility when it expired on November 18, 2012. Purchaser had pledged 62,560,815 Shares to secure Cadista Pharmaceuticals obligations under the SBNY Revolver. All guarantees and SBNY’s security interest in all collateral securing the SBNY Revolver (including the Purchaser’s guarantee and its pledge of Shares) were fully released in April 2013, when Cadista Pharmaceuticals and SBNY fully resolved all outstanding balances of immaterial amounts with respect to the SBNY Revolver. In addition, State Bank of India, Corporate Accounts Group, New Delhi, India Branch (“SBI CAG”), with whom Jubilant Life Sciences has a credit facility, issued a letter of comfort (the “Original Letter of Comfort”) in favor of SBNY providing for the following: (i) that the security for Jubilant Life Sciences’ credit facility with SBI CAG would not be released so long as any liabilities of Cadista Pharmaceuticals to SBNY, including amounts under the SBNY Revolver, remain outstanding; and (ii) SBI CAG’s obligation to indemnify and hold SBNY harmless, and pay any claim submitted by SBNY arising from a default by Cadista Pharmaceuticals, for up to $3.5 million principal amount of loans funded by SBNY under the SBNY Revolver, together with accrued interest thereon and other fees and commissions arising under the Credit Agreement. This Letter of Comfort expired on March 31, 2013.

On November 23, 2011, Cadista Pharmaceuticals entered into a Loan Agreement (the “2011 HSL Loan Agreement”) with HSL Holdings Inc. (“HSL Holdings”), a wholly-owned subsidiary of JPH. JPH has guaranteed the prompt payment and performance, when due, of all obligations of HSL Holdings under the 2011 HSL Loan Agreement. The 2011 HSL Loan Agreement provides for a loan (the “2011 HSL Loan”) in the principal amount of $10.0 million to be extended by Cadista Pharmaceuticals to HSL Holdings. The 2011 HSL Loan was fully funded by Cadista Pharmaceuticals on November 25, 2011. Pursuant to its original terms, the outstanding principal balance of the 2011 HSL Loan would bear interest at a rate equal to five percent (5%) per annum. However, pursuant to an amendment to the 2011 HSL Loan Agreement that was entered into in November 2013 (the “November 2013 Amendment”), on each September 1 and March 1 (a “Reset Date”), commencing March 1, 2014, the interest rate is reset so that the original interest rate is increased by an amount equal to the increase, if any, in the Six Month Libor Rate on such applicable Reset Date over the Six Month Libor Rate that was in effect on August 15, 2013 (the “Reference Date”), provided that the interest rate is not permitted to fall below five (5%) per annum and there is no adjustment to the interest rate unless there is at least a one hundred (100) basis point increase in the Six Month Libor Rate on the applicable Reset Date over the Six Month Libor Rate in effect on the Reference Date. There was no adjustment to the interest rate on March 1, 2014, or September 1, 2014, as a result of such provision. Interest is payable semi-annually on the last business day of November and May, commencing in May of 2012. Accrued and unpaid interest is also payable together with any optional or mandatory prepayments of the principal of the 2011 HSL Loan and on the maturity date of the 2011 HSL Loan. The original maturity date of the 2011 HSL Loan was November 30, 2012, but pursuant to amendments to the 2011 HSL Loan Agreement, Cadista Pharmaceuticals has extended the maturity date from November 30, 2012 to November 28, 2014. Unless Cadista Pharmaceuticals agrees in its sole discretion to an extension of the maturity date of the 2011 HSL Loan, at the request of HSL Holdings, the maturity date will be November 28, 2014, at which time the entire outstanding principal amount of the 2011 HSL Loan, together with all accrued and unpaid interest, is due and payable. Cadista Pharmaceuticals has the right to demand payment of all or any portion of the principal amount of the 2011 HSL Loan, together with accrued and unpaid interest thereon, at any time during the term of the 2011 HSL Loan upon 30 days’ prior notice to HSL Holdings. Subject to HSL Holdings giving Cadista Pharmaceuticals at least seven days prior written notice, HSL Holdings has the right to prepay the principal amount of the 2011 HSL Loan without premium or penalty.  Any principal amount of the 2011 HSL Loan that is repaid may not be reborrowed.

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On January 30, 2013, Cadista Pharmaceuticals entered into another Loan Agreement (the “2013 HSL Loan Agreement”) with HSL Holdings. The 2013 HSL Loan Agreement provides for a loan (the “2013 HSL Loan”) in the principal amount of $20.0 million to be extended by Cadista Pharmaceuticals to HSL Holdings. The 2013 HSL Loan was fully funded by Cadista Pharmaceuticals on January 30, 2013. Similar to the 2011 HSL Loan Agreement, JPH has guaranteed the prompt payment and performance, when due, of all obligations of HSL Holdings under the 2013 HSL Loan Agreement. Pursuant to its original terms, the outstanding principal balance of the 2013 HSL Loan would bear interest at a rate equal to four percent (4%) per annum. However, pursuant to an amendment to the 2013 HSL Loan Agreement entered into in November 2013, on each Reset Date, commencing March 1, 2014, the interest rate is reset so that the original interest rate is increased by an amount equal to the increase, if any, in the Six Month Libor Rate on such applicable Reset Date over the Six Month Libor Rate that was in effect on the Reference Date, provided that the interest rate is not permitted to fall below four (4%) per annum. There was no adjustment to the interest rate on March 1, 2014, or September 1, 2014, as a result of such reset provision. Interest is payable semi-annually on the last business day of July and January, commencing in July 2013. Accrued and unpaid interest is also payable together with any optional or mandatory prepayments of the principal of the 2013 HSL Loan and on the maturity date of the 2013 HSL Loan. Unless Cadista Pharmaceuticals agrees in its sole discretion to an extension of the maturity date of the 2013 HSL Loan, at the request of HSL Holdings, the maturity date will be January 31, 2015, at which time the entire outstanding principal amount of the 2013 HSL Loan, together with all accrued and unpaid interest, is due and payable. Cadista Pharmaceuticals has the right to demand payment of all or any portion of the principal amount of the 2013 HSL Loan, together with accrued and unpaid interest thereon, at any time during the term of the 2013 HSL Loan upon 60 days’ prior notice to HSL Holdings. Subject to HSL Holdings giving Cadista Pharmaceuticals at least 30 days’ prior written notice, HSL Holdings has the right to prepay the principal amount of the 2013 HSL Loan without premium or penalty. Any principal amount of the 2013 HSL Loan that is repaid may not be reborrowed.

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The 2013 HSL Loan Agreement contains cross-default provisions so that an event of default under the 2011 HSL Loan Agreement will be also be an event of default under the 2013 HSL Loan Agreement. The 2011 HSL Loan Agreement was amended in conjunction with entering into the 2013 HSL Loan Agreement to add a corresponding cross-default provision, so that an event of default under the 2013 HSL Loan Agreement will also be an event of default under the 2011 HSL Loan Agreement.

On August 23, 2013, Cadista Pharmaceuticals entered into a loan agreement (the “Draximage Loan Agreement”) with Jubilant Draximage Inc. (“Draximage”), a wholly-owned subsidiary of Parent. Parent has guaranteed the prompt payment and performance, when due, of all obligations of Draximage under the Draximage Loan Agreement. The Draximage Loan Agreement provides for a loan (the “Draximage Loan”) in the principal amount of up to $15.0 million to be extended by Cadista Pharmaceuticals to Draximage. $12.0 million of such Draximage Loan was funded on August 23, 2013 and the remaining $3.0 million was funded on September 30, 2013. Pursuant to its terms, the outstanding principal balance of the Draximage Loan originally would bear interest at a rate equal to four (4%) per annum. However, the Draximage Loan Agreement provided that on each Reset Date, commencing March 1, 2014, the interest rate would be reset so that such four percent (4%) per annum rate is increased by an amount equal to the increase, if any, in the Six Month Libor Rate on such applicable Reset Date over the Six Month Libor Rate that was in effect on the Reference Date. The interest rate is not permitted to fall below four percent (4%) per annum or increase above seven percent (7%) per annum (unless as a result of the imposition of a default rate (in which case the interest rate could increase to nine percent (9%) per annum)). There was no adjustment to the interest rate on March 1, 2014, or September 1, 2014, as a result of such reset provision. Interest is payable semi-annually on the last business day of February and August, commencing February 28, 2014. Accrued and unpaid interest is also payable together with any optional or mandatory prepayments of the principal of the Draximage Loan and on the maturity date of the Draximage Loan. Unless Cadista Pharmaceuticals agrees in its sole discretion to an extension of the maturity date of the Loan, at the request of Draximage, the maturity date will be August 22, 2014, at which time the entire outstanding principal amount of the Draximage Loan, together with all accrued and unpaid interest, is due and payable. Cadista Pharmaceuticals has the right to demand payment of all or any portion of the principal amount of the Draximage Loan, together with accrued and unpaid interest thereon, at any time during the term of the Draximage Loan upon 30 days’ prior notice to Draximage. Subject to Draximage giving Cadista Pharmaceuticals at least 30 business days prior written notice, Draximage has the right to prepay the principal amount of the Draximage Loan without premium or penalty. Any principal amount of the Draximage Loan that is repaid may not be reborrowed.

As of September, 2014 the principal outstanding balances of the 2011 HSL Loan, the 2013 HSL Loan and the Draximage Loan were $10.0 million, $20.0 million $15.0 million, respectively. For the year ended March 31, 2014, Cadista Pharmaceuticals’ interest income on the 2011 HSL Loan was $0.51 million, interest income on the 2013 HSL Loan was $0.81 million and interest income on the Draximage Loan was $0.36 million. For the fiscal year ended March 31, 2013, interest income on the 2011 HSL Loan was $0.51 million and interest income on the 2013 HSL Loan was $0.13 million. For the six months ended September 30, 2014, Cadista Pharmaceuticals’ interest income on the 2011 HSL Loan was $0.26 million, interest income on the 2013 HSL Loan was $0.41 million and interest income on the Draximage Loan was $0.31 million.

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Administrative and Other Related Party Transactions

From time to time Jubilant Life Sciences or an affiliate may acquire software licenses or pharmaceutical data subscriptions on behalf of one or more of its affiliates, including Cadista, and also may provide bio-study research and other administrative services to Cadista. Jubilant Life Sciences then allocates the costs of these licenses and subscriptions and the costs of the administrative services to its affiliates including Cadista. During the fiscal years ended March 31, 2014 and March 31, 2013 the aggregate amounts incurred for Cadista by Jubilant Life Sciences and its affiliates for such licenses, subscriptions, administrative services or bio-study research were $0.28 million and $0.92 million, respectively, of which: $.0.07 million and $0.47 million, respectively, were for software licenses; $0.21 million and $0.42 million, respectively, were for administrative services; and nil and $0.03 million, respectively, were for pharmaceutical data subscriptions. During the six months ended September 30, 2014, the aggregate amounts incurred for Cadista by Jubilant Life Sciences and its affiliates for such licenses, subscriptions, administrative services or bio-study research was $0.1 million, of which nil was for software support licenses, $0.1 million was for administrative services; and nil was for pharmaceutical data subscriptions.

From time to time Cadista incurs administrative expenses, expenses with respect to software licenses and related support and pharmaceutical data subscriptions and costs and expenses related to capital equipment purchases and sample purchases for Jubilant. During the fiscal years ended March 31, 2014 and March 31, 2013 the aggregate amounts incurred by Cadista for Jubilant for such expenses, aggregated $0.44 million and $0.46 million, respectively. All of such expenses for the fiscal year ended March 31, 2014 were for administrative expenses and pharmaceutical data subscriptions. Of the $0.46 million of such expenses incurred in the fiscal year ended March 31, 2013, 0.35 million were for administrative expenses and pharmaceutical data subscriptions, and $0.11 million were for software support costs. No expenditures were incurred by Cadista on sample purchases and capital equipment purchases for Jubilant during these years. During the quarter ended September 30, 2014, Cadista incurred an aggregate of $0.1 million for administrative expenses, expenses with respect to software licenses and related support and pharmaceutical data subscriptions and costs and expenses related to capital equipment and sample purchases for Jubilant, of which $0.1 million was for administrative expenses and pharmaceutical data subscriptions.

Information regarding these agreements, transactions and arrangements, including the amounts involved as of and for the fiscal years ended March 31, 2014 and March 31, 2013, is set forth above and in Cadista’s Annual Reports on Form 10-K for its fiscal years ended March 31, 2014 and March 31, 2013 under “Item 13. Certain Relationships and Related Transactions, and Director Independence” and under “Note 21—Related Party Transactions” to the Notes to Consolidated Financial Statements of Cadista included therein, which sections are incorporated by reference herein. All descriptions provided in this Offer to Purchase regarding these agreements, transactions and arrangements are qualified by reference to Cadista’s Forms 10-K. To the extent the discussion above summarizes any agreement that Cadista has filed with, or furnished to, the SEC, each such summary is qualified entirely by reference to the complete text of the applicable agreement, which is incorporated into this Offer to Purchase by reference. We encourage you to read such agreement carefully and in its entirety.

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12.	Interests of Certain Persons in the Offer

In considering the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that the Purchaser Group and certain officers and directors of Cadista have interests in the Offer and the Merger which may present such parties with actual or potential conflicts of interest.

    Financial Interests. The Purchaser Group’s interests in respect of the Offer and the Merger are different from yours because the members of the Purchaser Group and their affiliates have an interest in acquiring the Shares as inexpensively as possible and you have an interest in selling your Shares for the highest possible price. The interests of our and our affiliates’ directors and officers in the Offer and the Merger are generally aligned with our interests.

Interlocking Directors and Officers. Currently, one of the five directors of Cadista is an executive officer of Jubilant Life Sciences; R. Sankaraiah, is the Executive Director – Finance of Jubilant Life Sciences and is a director of Parent, Purchaser and other affiliates of Jubilant Life Sciences. Kamal Mandan, who is a member of Cadista’s Board of Directors and is also its Chief Financial Officer, was a director of Purchaser and also was an officer or director of Deprenyl, Inc. USA and Jubilant Draximage (USA) Inc., which are subsidiaries of Parent, but resigned from these positions in May 2014. Two of Cadista’s directors, Messrs. Arun Seth and Frank C. Becker, are considered independent as determined by Cadista’s Board of Directors based upon the standards of independence provided in the listing requirements of the NASDAQ Capital Market. As described in Cadista’s Annual Report on Form 10-K for its fiscal year ended March 31, 2014, in assessing that Arun Seth met the standards for independence provided in the listing requirements of the NASDAQ Capital Market and applicable SEC regulations, Cadista’s Board of Directors specifically considered that he is a director of Jubilant FoodWorks Limited, an entity that is not a subsidiary or parent of Jubilant Life Sciences but which shares the same principal stockholders in that Messrs. Shyam S. Bhartia and Hari S. Bhartia (together with members of their immediate families and entities controlled by them) are principal stockholders of each such entity. In making the determination that Mr. Becker met the standards for independence provided in the listing requirements of the NASDAQ Capital Market an applicable SEC regulations, Cadista’s Board of Directors specifically took into account that Greenfield Chemical, Inc. (“Greenfield Chemical”), of which Mr. Becker is president and the principal stockholder, has from time to time, purchased active pharmaceutical ingredients (“API”) from Jubilant Life Sciences USA Inc. (“Jubilant USA”), a subsidiary of Parent. Greenfield Chemical’s purchases of API, from April 1, 2011 through the date of the Board’s determination on June 18, 2014, were approximately $81,250 in the aggregate during such period and there have been no purchases since August 2011. Cadista’s Board of Directors determined that Mr. Seth’s serving as a director of Jubilant FoodWorks Limited and the small level of API purchases by Greenfield Chemical, of which Mr. Becker is a president and the principal stockholder, would not interfere with the exercise of their independent judgments in carrying out their responsibilities as directors of Cadista. See Cadista’s Annual Report on Form 10-K for 2014 – “Item 13—Certain Relationships and Related Transactions and Director Independence.”

Compensation of the Special Committee. In consideration of the additional time and effort required for their service on the Special Committee, each member of the Special Committee is being paid by Cadista a one-time fee of $5,000 and a per-meeting fee of $250. To date, to our knowledge, there have been 10 Special Committee meetings. In addition, the members of the Special Committee will be reimbursed for their recoverable costs of travel and other expenses in connection with their service on the Special Committee. The Special Committee proposed such fees after discussion with their legal advisors, and the Cadista Board of Directors then approved such fees.

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Other than (i) their receipt of Special Committee compensation (as described above) and compensation for serving on Cadista’s Board of Directors, neither of which is contingent upon the consummation of the Offer or the Merger or the Special Committee’s or the Board of Director’s recommendation for the Offer or Merger, and (ii) the indemnification and insurance arrangements with such directors as described below, to our knowledge, none of the members of the Special Committee has a financial interest in the Offer, Merger or any of transactions contemplated thereby and except as otherwise described in this Offer to Purchase none of them is related to the Purchaser Group. Cadista’s Board of Directors did not place any limitations on the authority of the Special Committee regarding its investigation and evaluation of the proposed transaction.

Indemnification and Insurance. We expect that all rights to indemnification, advancement of expenses and exculpation currently in effect in favor of the present and former directors or officers of Cadista, as provided in Cadista’s certificate of incorporation and amended and restated bylaws, currently in effect, with respect to matters occurring prior to the consummation of the Offer and the Merger, will survive the consummation of the Offer and such Merger and continue in full force and effect thereafter. We also currently expect that Cadista will maintain its current policies of directors’ and officers’ liability insurance and fiduciary liability insurance with respect to matters occurring at or prior to the effective time of the Merger.

Other. Cadista may describe other interests of its executive officers and directors in the transaction contemplated by this Offer to Purchase in the Schedule 14D-9 that is required to be filed by Cadista, which you are encouraged to read before making a decision with respect to the Offer.

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THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with the procedures set forth in “The Tender Offer—Section 4—Withdrawal Rights.” The term “Expiration Date” means 5:00 P.M., New York City time, on December 12, 2014 unless we have extended the period during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by us, shall expire.

Our obligation to accept for payment, and pay for all Shares tendered pursuant to the Offer shall be subject to the Minimum Tender Condition as well as the other Conditions described under the “The Tender Offer—Section 12—Conditions to the Offer.” We may terminate the Offer without purchasing any Shares if certain events described under “The Tender Offer—Section 12—Conditions to the Offer” occur. We expressly reserve the right (but are not obligated) at any time or from time to time to waive or otherwise modify or amend the terms and conditions of the Offer in any respect, except the Minimum Tender Condition, which may not be waived.

If at any scheduled Expiration Date, any of the conditions of the Offer shall not have been satisfied or earlier waived by us, we may, in our sole discretion, extend the Offer and the Expiration Date for one or more periods in such increments as we shall determine. There can be no assurance that we will exercise our rights to extend the Offer.

If we are delayed in our payment for the Shares or are unable to pay for Shares pursuant to the Offer for any reason, then without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described under “The Tender Offer—Section 4. Withdrawal of Rights.” However, our ability to delay the payment for Shares which we have accepted for payment is limited by Rule 14e-1 promulgated under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

We will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer if all of the conditions to the Offer are satisfied or waived on the Expiration Date. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) promulgated under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

If we make a material change in the terms of the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 promulgated under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. In the event that a material change is made to the terms of the Offer, the Offer must remain open for at least five (5) business days from the date that the material change is first published, sent or given to security holders. A minimum ten (10) business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment.

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If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. We currently have no intention to increase the price being paid for the Shares.

Cadista has provided us with its stockholder and option holder lists for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, as soon as practicable after the Expiration Date. Subject to applicable rules of the SEC, we expressly reserve the right to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any other applicable law. If we desire to delay payment for Shares accepted for payment pursuant to the Offer, and such delay would otherwise be in contravention of Rule 14e-1 of the Exchange Act, we will otherwise extend the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) pursuant to the procedures set forth in “The Tender Offer—Section 3—Procedures For Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occur at different times.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary, as agent for the tendering stockholders, of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Upon deposit of such funds with the Depositary, our obligation to make such payment shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any extension of the Offer or delay in making such payment for Shares.

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If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder, promptly following the expiration or termination of the Offer.

We reserve the right to transfer or assign, in whole or, from time to time, in part, to one or more of our affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tender of Shares

In order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and the Certificates evidencing tendered Shares must be received by the Depositary at such address. No alternative, conditional or contingent tenders will be accepted.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if the Letter of Transmittal is singed by the registered holder(s) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal. In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. For these purposes, an “Eligible Institution” means a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock power guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal. If the Certificates representing Share are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery of Certificates for Shares. If the Letter of Transmittal or stock powers are signed or any Certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

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In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) the Share Certificates evidencing such Shares; (ii) the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed, with any required signature guarantees; and (iii) any other required documents.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt by the Depositary requested, properly insured is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered and that we will acquire good and unencumbered title thereto, free and clear of any lien, restrictions, charges or encumbrances and not subject to any adverse claims, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any particular Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction within such time as we may determine. Neither we nor any other member of the Purchaser Group, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders, or any waiver thereof, or incur any liability for failure to give any such notification or for any such determination. Our interpretation of the Offer and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any document related to the Offer) will be final and binding on all parties.

Appointment. By executing and delivering a Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints our designees as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us (and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept such Shares for payment as provided herein. Upon such acceptance for payment, all prior power of attorneys, proxies and consents given by such stockholder with respect to such Shares (and such other Shares, securities or other rights) will be revoked without further action, and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed to be effective) with respect thereto. Our designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of Cadista’s stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Cadista’s stockholders.

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Information Reporting and Backup Withholding. Payments made to Cadista stockholders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding as described in “The Tender Offer—Section 5—Certain U.S. Federal Income Tax Considerations” below. To avoid backup withholding at a rate of 28%, U.S. stockholders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Non-U.S. stockholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid withholding at a rate of 30%. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to 5:00 P.M., New York City time, on the Expiration Date, and unless theretofore accepted for payment by us pursuant to the Offer, may also be withdrawn at any time after January 12, 2014, which is the 60th day after the commencement of the Offer.

If we extend the Offer, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except as provided in this Section 4.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn.

Withdrawals of tenders of Shares may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following the procedures described in “The Tender Offer— Section 3—Procedures For Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

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All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, and our determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects or irregularities have been cured or waived. Neither we nor any other member of the Purchaser Group, Jubilant Life Sciences, the Depositary, the Information Agent or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or to waive any such defect or irregularity or incur any liability for failure to give any such notification or waiver.

5.	Certain U.S. Federal Income Tax Considerations

The following summarizes certain of the material U.S. federal income tax consequences of the Offer to holders of the Shares that are U.S. Holders (as defined below). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive or prospective. No rulings have been sought or are expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. Unless otherwise specifically noted, this summary applies only to those persons that hold their Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and does not apply to persons who acquired their Shares pursuant to the exercise of employee stock options or otherwise as compensation.

This summary is for general information only and does not address all of the tax consequences of the Offer that may be relevant to a U.S. Holder (as defined below) of the Shares. It also does not address any of the tax consequences of the Offer to holders of the Shares that are Non-U.S. Holders (as defined below), or to holders that may be subject to special tax treatment, such as banks and other financial institutions, real estate investment trusts, personal holding companies, tax-exempt organizations, regulated investment companies, insurance companies, S corporations, brokers and dealers in securities, a trader in securities that elects mark-to-market treatment and certain U.S. expatriates. Further, this summary does not address: the U.S. federal income tax consequences of the Offer to stockholders, partners or beneficiaries of an entity that is a holder of the Shares; the U.S. federal estate, gift or alternative minimum tax consequences of the Offer; persons who hold the Shares in a straddle or as part of a hedging, conversion, constructive sale or other integrated transaction or whose functional currency is not the U.S. dollar; any state, local or foreign tax consequences of the Offer; or holders whose status changes from a U.S. Holder to a Non-U.S. Holder or vice versa; or any person that beneficially owns actually or constructively (giving effect to the ownership attribution rules of the Internal Revenue Code) more than 5% of the total fair market value of the Shares, or any person who will, following the Offer, own shares of Jubilant Life Sciences or, following the Merger, own shares of the surviving corporation or Jubilant Life Sciences, in each case directly or by operation of certain attribution rules of the Internal Revenue Code. This summary assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Internal Revenue Code.

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Because individual circumstances may differ, each stockholder should consult its own tax advisor regarding the tax consequences of the Offer, including such stockholder’s status as a U.S. Holder or a Non-U.S. Holder, as well as any tax consequences that may arise under the laws of any state, local, foreign or other non-U.S. taxing jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

A “U.S. Holder” means a beneficial owner of the Shares that, for U.S. federal income tax purposes, is: (i) a citizen or individual resident, as defined in Section 7701(b) of the Internal Revenue Code, of the United States; (ii) a corporation or partnership, including any entity treated as a corporation or partnership for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations provide otherwise); (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as U.S. trusts prior to such date, may elect to be treated as U.S. Holders. If a pass-through entity, including a partnership or other entity classified as a partnership for U.S. federal income tax purposes, beneficially owns Shares, the tax treatment of each of the owners or partners of the pass-through entity generally will depend upon the status of such owner or partner and the activities of the pass-through entity. An owner or partner of a pass-through entity holding Shares, should consult its own tax advisor regarding the U.S. federal tax consequences of the Offer.

A “Non-U.S. Holder” means a beneficial owner of Shares that is an individual, corporation (or other entity treated as a corporation for U.S. federal income tax purposes) trust or estate and that is not a U.S. Holder.

U.S. Holders. A U.S. Holder’s receipt of cash for Shares pursuant to the Offer or in the Merger will each be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder that receives cash in exchange for Shares pursuant to the Offer or in the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder has held such Shares for more than one year at the time of the exchange of the Shares for cash. The gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Shares for more than one year at the time of the consummation of the Offer or the Merger, as applicable. Long-term capital gains recognized by an individual U.S. Holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

Non-U.S. Holders. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the disposition of Shares pursuant to the Offer or in the Merger provided that (i) such gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

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Backup Withholding. Payments to holders of Shares pursuant to the Offer or in the Merger will be subject to information reporting and U.S. federal backup withholding. Under U.S. federal income tax laws, the Depositary will be required to withhold a portion of the amount of any payments made to certain stockholders pursuant to the Offer or the Merger. In order to avoid such backup withholding, each tendering stockholder or payee that is a United States person (for U.S. federal income tax purposes), must provide the Depositary with such stockholder’s or payee’s correct taxpayer identification number (“TIN”) and certify that such stockholder or payee is not subject to such backup withholding by completing the Substitute Form W-9 attached to the Letter of Transmittal. Certain stockholders or payees (including, among others, corporations, non-resident foreign individuals and foreign entities) are not subject to these backup withholding and reporting requirements. A tendering stockholder who is a foreign individual, foreign entity or other Non-U.S. Holder should complete, sign, and submit to the Depositary the appropriate Form W-8 in order to avoid information reporting and U.S. federal backup withholding, which is imposed at a rate of 30% in the absence of exemption from withholding or a reduced withholding rate. A Form W-8BEN may be obtained from the Depositary or downloaded from the Internal Revenue Service’s website at the following address: http://www.irs.gov. Failure to complete the Substitute Form W-9 will not, by itself, cause Shares to be deemed invalidly tendered, but may require the Depositary to withhold a portion of the amount of any payments made of the Offer Price pursuant to the Offer. See “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares.” A U.S. Holder that does not provide a correct TIN may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a holder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the Internal Revenue Service in a timely manner. Each stockholder should consult its tax advisor as to such stockholder’s qualification for exemption from back-up withholding and the procedure for obtaining such exemption.

6.	Price Range of Shares; Dividends.

The Shares are not listed on any securities exchange or inter-dealer quotation system at the present time. There is currently no established trading market for the Shares.

Cadista has not declared or paid any dividends on its Shares during the past two years. According to Cadista’s Annual Report on Form 10-K for its fiscal year ended March 31, 2014, Cadista currently intends to retain its earnings for use in its business and does not anticipate paying any dividends on its Shares in the foreseeable future.

7.	Certain Information Concerning Cadista

Except as otherwise set forth herein, the information concerning Cadista contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Although the members of the Purchaser Group, Jubilant Life Sciences, the Information Agent and the Depositary have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, none of the members of the Purchaser Group, the information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Cadista to disclose events that may have occurred or may affect the significance or accuracy of such information but which are unknown to the members of the Purchaser Group, the Information Agent and the Depositary.

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General.

Cadista is a Delaware corporation with its principal offices located at 207 Kiley Drive, Salisbury, Maryland 21801. Cadista’s telephone number at this address is (410) 860-8500. Cadista is engaged in the development, manufacture, sale and distribution of prescription generic pharmaceutical products in the United States through its wholly-owned subsidiary, Jubilant Cadista Pharmaceuticals, Inc. Pharmaceutical products commonly referred to as “generics” are the pharmaceutical and therapeutic equivalents of brand-name products and are usually marketed under the established non-proprietary drug names rather than under a brand name. Generic pharmaceuticals contain the same active ingredient and are of the same route of administration, dosage form, strength and indications as brand-name pharmaceuticals already approved for use in the United States by the Food and Drug Administration (“FDA”). In order to gain FDA approval for a generic drug, Cadista must file and the FDA must approve an abbreviated new drug application (“ANDA”) for such drug.

Financial Information.

The following table sets forth summary historical financial data for Cadista as of and for the six months ended September 30, 2014 and 2013 and for each of the fiscal years ended March 31, 2014 and 2013. This data is extracted from, and should be read in conjunction with, the audited financial statements and other financial information contained in Cadista’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014 and the unaudited interim financial statements and other financial information contained in Cadista’s Quarterly Reports on Form 10-Q for the Quarterly Periods ended September 30, 2014 and September 30, 2013, including the notes thereto. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operation) and other documents filed by Cadista with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein.

The audited financial statements of Cadista as of and for the fiscal years ended March 31, 2014 and March 31, 2013 are incorporated herein by reference to Item 8 of Cadista’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014 filed with the SEC on June 27, 2014. The unaudited financial statements of Cadista for the six months ended September 30, 2014 and September 30, 2013 are incorporated by reference to Item 1 of Cadista’s Quarterly Reports on Form 10-Q for the Quarterly Periods ended September 30, 2014, which was filed with the SEC on November 12, 2014, and September 30, 2013 filed with the SEC on November 14, 2013. Copies of these reports and other documents filed by Cadista may be examined at or obtained from the SEC in the manner set forth below under –Available Information.

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	Year Ended March 31		Six Months Ended September 30
	2014	2013	2014	2013
	(In thousands, except per share data)

Consolidated Statement of Operations Data
Net Revenues	$107,661	$114,901	$52,330	$50,205
Cost of revenues (exclusive of depreciation)	51,981	42,136	32,303	23,590
Operating income	45,569	64,315	15,076	21,769
Net income	29,924	40,346	10,621	13,870
Basic and diluted earnings per common share	0.25	0.34	0.09	0.12

Consolidated Balance Sheet Data
Cash and cash equivalents (includes marketable securities and short-term investments)	11,110	5,615	15,437	3,010
Other current assets	104,776	61,591	109,825	81,766
Total Assets	138,103	107,869	149,810	126,504
Total current liabilities	10,679	10,132	11,703	16,151
Total liabilities	11,696	11,386	12,782	14,608
Total stockholders’ equity	126,407	96,483	137,028	110,353
Book value per share (1)	1.07	0.82	1.16	0.94

Other Data: Ratio of Earnings to Fix Charges(3)	0%	0%	0%	0%

(1)	Book Value per share, a non-GAAP financial measure often used by investors is calculated by dividing total shareholders’ equity, a GAAP financial measure by the number of Cadista shares outstanding (excluding any shares held in treasury) at each respective year or period end. Cadista does not report its book value per share in the reports it files with the SEC, and the measure is included herein solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

(2)	Cadista historically has not reported a ratio of earnings to fixed charges. The ratio of earnings to fixed charges has been completed by Cadista and provided to Parent.

(3)	Cadista had no interests costs or other fixed charges during these periods.

Summary of Cadista’s Projections

Cadista’s management does not as a matter of course make public projections as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. However, as part of Jubilant Life Sciences regular annual strategic planning process, based on certain assumptions pertaining to the market share, new product launches, expected pricing and available manufacturing capacity, Cadista prepares an annual budget, including a five year projection and provides such budget and projections to Parent in the ordinary course for its review. The long-range financial projections of Cadista’s results of operations were most recently prepared, in connection with this regular annual strategic planning process, in January 2014 (the “Cadista Strategy Presentation”), and contained long-range projections for each of Cadista’s fiscal years ended March 31, 2015, 2016, 2017, 2018 and 2019.

The Cadista Strategy Presentation was used by Willamette in its determination of a preliminary range of value for Cadista’s Shares discussed with certain Jubilant Life Sciences personnel in a telephone call on April 9, 2014. For a further description regarding this phone call and the preliminary range of values, see the information set forth in “Special Factors—Section 1—Background of this Offer.”

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As described in “Special Factors – Section 1 – Background of this Offer,” Jubilant Life Sciences regarded the projections included in the Cadista Strategy Presentation as too optimistic for the following reasons: (i) Cadista’s actual results for a time period regularly underperformed compared to the projections that were provided to Jubilant Life Sciences at its yearly strategic planning meetings; accordingly, Jubilant Life Sciences regarded those projections as aspirational “best case” projections rather than being realistically achievable projections; (ii) Cadista’s management had already indicated that the projections contained in the Cadista Strategy Presentation were too optimistic and would not be met; and (iii) the projections contained in the Cadista Strategy Presentation did not take into account that the average time period to obtain FDA approval for a new generic product had significantly increased. As a result, Jubilant Life Sciences requested that Cadista’s Board of Directors authorize and direct the preparation of updated and reasonably attainable projections which could be provided to Jubilant Life Sciences and used by Jubilant in determining whether to submit a tender offer proposal to Cadista’s Board of Directors and the proposed tender offer price and, if it so chose, used by the Special Committee to evaluate the fairness of any tender offer proposal submitted by Parent and its affiliates. “The Tender Offer—Section 7—Certain Information Concerning Cadista.”

Summary historical financial data, based on Cadista’s actual results, for its fiscal year ended March 31, 2014 and its quarterly period ended September 30, 2014, is included above under “Financial Information.”

On June 24, 2014, Cadista’s Board of Directors, including its independent directors, approved of the updated projections (the “June Projections”) and these projections were provided to Willamette on the same date and were used by Willamette in its financial analysis incorporated into its July 17, 2014 Valuation Presentation. The June Projections reflected changes from the projections contained in the Cadista Strategy Presentation primarily due to the following factors: (i) continued consolidation between wholesalers and retailers into large buying groups and customers more aggressively seeking lower prices were negatively impacting revenues from methylpredisolone and other key Cadista products to a greater extent than provided in the projections contained in the Cadista Strategy Presentation and these market dynamics were expected to continue for the foreseeable future; (ii) an additional competitor with respect to Cadista’s meclizine tablets had entered the market in the middle of April 2014, and the new competition had resulted in more significant declines in sales volume and unit pricing for this product than provided in the projections contained in the Cadista Strategy Presentation; (iii) increased amounts expected to be expended on research and development compared to the amounts reflected in the Cadista Strategy Presentation, although the resulting products were not expected to be commercialized until after Cadista’s 2019 fiscal year; (iv) the delay in FDA approvals for new products (given Cadista’s and Jubilant’s recent history of an approximate 36 to 60 months FDA review timeline for ANDA submissions) that would reduce the number of new products expected to be launched within the time period covered by the projections; and (v) capital expenditures, that are required to continue Cadista’s facility expansion, add new packaging lines and upgrades to improve Cadista’s existing facility (which are necessary steps for Cadista to remain competitive and to remain in compliance with FDA regulations) were projected to be greater than were anticipated at the time the projections contained in the Cadista Strategy Presentation were prepared.

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On September 18, 2014, Cassel Salpeter forwarded to representatives of LeClairRyan and Willamette revised projections (the “September Projections”) that took into account that the account payables to Jubilant Life Sciences, for inventory of pharmaceutical products distributed by Cadista pursuant to a supply agreement with Jubilant Life Sciences, were net 60 days rather than net 30 days as was assumed for purposes of the June Projections. The updated September Projections did not affect Willamette’s Valuation conclusions in its July 17, 2014 Valuation Presentation. See “Special Factors—Section 1—Background of this Offer.”

On October 3, 2014, in response to a request from the Special Committee, Mr. Mandan circulated to Cassel Salpeter, the Special Committee members, Jubilant and representatives of LeClairRyan and Seyfarth Shaw, updated projections (the “October Projections’), taking into account the loss of methylprednisolone sales to a large retail customer (and any offsetting sales to other customers that Cadista projected to generate). The October Projections also reflected that Cadista’s accounts payable to Jubilant Life Sciences, for inventory of pharmaceutical products it was distributing under a supply agreement with the Jubilant Life Sciences, were net 60 days rather than net 30 days. Willamette considered the affect the October Projections would have had on its analysis contained in its July 17, 2014 Valuation Presentation had such projections rather than the June Projections been utilized in that analysis, but holding constant all other non-projection valuation variables, and provided the October Update Letter summarizing that effect. Subsequent to its delivery of the October Update Letter, Willamette was asked to prepare a presentation of an updated valuation analysis, as of October 31, 2014 (the “November Presentation Valuation Date”), utilizing the October Projections and considering all other factors Willamette deemed relevant to a determination of a range of fair value of Cadista’s Shares as of such date. In preparing its November 2014 Valuation Presentation, Willamette considered whether any of the non-projection valuation variables used in its analysis as presented in the July 17, 2014 Valuation Presentation should be changed as a result of the October Projections and other developments or changed conditions between March 31, 2014, the valuation date used by Willamette in preparing its July 17, 2014 Valuation Presentation, and October 31, 2014, the valuation date used by Willamette in preparing its November 2014 Valuation Presentation. See “Special Factors Section 1 – Background of this Offer;” and “Special Factors – Section 5- Summary of Willamette July 17, 2014 Valuation Presentation, October Update Letter and November 2014 Valuation Presentation.”

We have included a subset of the Cadista Strategy Presentation, the June Projections, the September Projections, and the October Projections (collectively, the “Cadista Projections”) to give the Unaffiliated Stockholders access to certain nonpublic information considered by Jubilant and its financial advisors for purposes of considering and evaluating whether to commence the Offer and the determination of the Offer Price.

Cadista has advised us that, while presented with numerical specificity, the Cadista Projections necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond Cadista’s control. Since the Cadista Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Cadista Projections were based necessarily involved judgments with respect to, among other things, industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Cadista’s business, all of which are difficult or impossible to predict and many of which are beyond Cadista’s control. The Cadista Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Cadista Projections may be affected by Cadista’s ability to achieve strategic goals, objectives and targets over the applicable periods. The Cadista Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Cadista Projections constitute forward-looking statements and are subject to risks and uncertainties, including the various risks set forth in Cadista’s periodic reports filed with the SEC.

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Important factors that may affect actual results include those risk factors set forth in Cadista’s filings with the SEC, including Cadista’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014 filed with the SEC on June 27, 2014, and quarterly and current reports on Form 10-Q and Form 8-K filed subsequent to that date, including, but not limited to:

·	A significant percentage of Cadista revenues are generated from sales to a small number of customers;
·	A significant percentage of Cadista’s revenues are generated from sales from a small number of products;
·	Increasing competition for Cadista’s products, and the concomitant risk of declining revenues and profits as a result;
·	Cadista’s ability to maintain a supply of new products through its supply agreement with Jubilant Life Sciences;
·	Cadista’s ability to continue to develop and commercialize new products in a timely and cost-effective manner;
·	Cadista’s ability to maintain a supply of high-quality API and other raw materials in the quantities it requires on a timely basis from its suppliers;
·	Cadista’s or Cadista’s suppliers’ ability to comply with the regulatory standards applicable to pharmaceutical drug manufacturers;
·	Any change in the regulations, enforcement procedure or regulatory policies established by the FDA and other regulatory agencies;
·	Cadista’s ability to retain its key personnel in a highly competitive market;
·	Any legal actions relating to, among other things, product liability claims or intellectual property infringement;
·	General industry and economic conditions; and
·	The continuing consolidation of Cadista’s distribution network and the concentration of Cadista’s customer base.

Cadista has advised us that the Cadista Projections have been prepared by, and are the responsibility of, Cadista’s management. The Cadista Projections were prepared solely for internal use and not with a view toward public disclosure and, accordingly, do not necessarily comply with GAAP, the published guidelines of the SEC regarding projections, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Cadista’s independent registered public accounting firm, nor any other independent accountant, has compiled, examined or performed any procedures with respect to the Cadista Projections, nor has Cadista’s independent registered public accounting firm or any other independent accountant expressed any opinion or any other form of assurance on such information or its achievability, and Cadista’s independent registered public accounting firm assumes no responsibility for, and disclaims any association with, such projections. Furthermore, the Cadista Projections do not take into account any circumstances or events occurring after the date they were prepared.

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The inclusion of the Cadista Projections in this Offer to Purchase should not be regarded as an indication or representation that any of Cadista, the Purchaser Group or their respective affiliates, advisors or representatives considered or now consider the Cadista Projections to be a reliable prediction of actual future events, and the Cadista Projections should not be relied upon as such. None of Cadista, the Purchaser Group, Jubilant Life Sciences, or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Cadista Projections and none of them undertakes any obligation to update or otherwise revise or reconcile such projections and forecasts to reflect circumstances existing after the date such Cadista Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Cadista Projections are shown to be in error. None of Cadista, the Purchaser Group, Jubilant Life Sciences, or any of their respective affiliates intends to make publicly available any update or other revisions to the Cadista Projections, except as required by law. None of Cadista, the Purchaser Group, Jubilant Life Sciences, or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of Cadista or other person regarding the ultimate performance of Cadista compared to the information contained in the Cadista Projections or that forecasted results will be achieved. Further, none of Cadista, the Purchaser Group, Jubilant Life Sciences, or any of their respective affiliates or representatives makes any representation to any other person regarding the Cadista Projections. The Cadista Projections are not being included in this Offer to Purchase to influence a stockholder’s decision whether to tender his or her shares in the Offer. The Cadista Projections are only being included in this Offer to Purchase because they were provided to Purchaser, and Jubilant Life Sciences.

In addition, the Cadista Projections included non-GAAP financial measures under SEC rules, including “EBITDA,” which the Cadista Projections define as net income plus income taxes, plus interest expense, less interest income, less other income/(expense), and plus other noncash items (e.g., a gain on the sale of an asset). This information should not be considered in isolation or in lieu of Cadista’s operating and other financial information determined in accordance with GAAP. In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in the Cadista Projections may not be comparable to similarly titled measures of other companies.

The information in the “Introduction” to this Offer to Purchase regarding forward-looking statements is incorporated herein by reference.

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Cadista Strategy Presentation – January 2014

(in thousands)

	FY 2015 (Proj.)	FY 2016 (Proj.)	FY 2017 (Proj.)	FY 2018 (Proj.)	FY 2019 (Proj.)
Total Gross Sales	$137,766	$161,170	$213,018	$292,659	$337,367
Sales of Product Mfg. by Cadista	103,977	98,137	90,661	82,980	76,269
Sales of Product Mfg. by Jubilant	33,614	62,610	121,702	208,762	259,997
Packaging Revenue	175	422	655	917	1,101
EBITDA	54,178	45,739	41,740	40,172	36,506
R&D Expenses	275	303	333	366	403
Capital Expenditures	12,481	8,666	6,670	3,000	1,000
Net Working Capital	48,563	60,943	85,202	121,475	142,382
Closing Cash Balance	22,870	32,126	29,133	16,940	17,980

June Projections
(in thousands)

	FY 2015 (Proj.)	FY 2016 (Proj.)	FY 2017 (Proj.)	FY 2018 (Proj.)	FY 2019 (Proj.)
Total Gross Sales	$110,930	$130,738	$175,888	$249,075	$325,607
Sales of Product Mfg. by Cadista	91,437	85,526	77,745	71,761	66,364
Sales of Product Mfg. by Jubilant	19,318	44,790	97,488	176,397	258,142
Packaging Revenue	175	422	655	917	1,101
EBITDA	36,063	26,044	21,812	22,682	22,948
R&D Expenses	1,275	2,500	2,000	650	700
Capital Expenditures	17,029	13,465	6,246	1,000	1,000
Net Working Capital	39,966	50,750	67,609	98,860	121,835
Closing Cash Balance	17,705	11,646	19,233	12,629	24,585

September Projections

(in thousands)

	FY 2015 (Proj.)	FY 2016 (Proj.)	FY 2017 (Proj.)	FY 2018 (Proj.)	FY 2019 (Proj.)
Total Gross Sales	$110,930	$130,738	$175,888	$249,075	$325,607
Sales of Product Mfg. by Cadista	91,437	85,526	77,745	71,761	66,364
Sales of Product Mfg. by Jubilant	19,318	44,790	97,488	176,397	258,142
Packaging Revenue	175	422	655	917	1,101
EBITDA	36,063	26,044	21,812	22,682	22,948
R&D Expenses	1,275	2,500	2,000	650	700
Capital Expenditures	17,029	13,465	6,246	1,000	1,000
Net Working Capital	38,517	47,391	60,297	85,630	102,474
Closing Cash Balance	19,154	15,005	26,545	25,859	43,946

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October Projections

(in thousands)

	FY 2015 (Proj.)	FY 2016 (Proj.)	FY 2017 (Proj.)	FY 2018 (Proj.)	FY 2019 (Proj.)
Total Gross Sales	$107,870	$124,708	$170,938	$244,440	$321,287
Sales of Product Mfg. by Cadista	88,377	79,496	72,795	67,126	62,044
Sales of Product Mfg. by Jubilant	19,318	44,790	97,488	176,397	258,142
Packaging Revenue	175	422	655	917	1,101
EBITDA	33,334	20,675	17,507	18,687	19,263
R&D Expenses	1,275	2,500	2,000	650	700
Capital Expenditures	17,029	13,465	6,246	1,000	1,000
Net Working Capital	37,797	45,970	59,159	84,558	101,468
Closing Cash Balance	18,196	11,446	20,056	16,846	32,600

Available Information.

Cadista is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Cadista’s directors and officers, their remuneration, the principal holders of Cadista’s securities, any material interest of such persons in transactions with Cadista and other matters is required to be disclosed in Cadista’s Annual Reports on Form 10-K filed with the SEC. Such reports and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 202-551-8090. The SEC also maintains an Internet website that contains reports and other information about issuers, such as the Cadista, who file electronically with the SEC. The address of that site is www.sec.gov and documents may be obtained from such site free of charge. Copies of such reports and other information should also be available at the Cadista’s web site, the address of which is www.cadista.com. Except as otherwise expressly set forth in this Offer to Purchase, the information contained on these websites is not incorporated by reference herein and does not form a part of this Offer to Purchase.

8.	Certain Information Concerning the Purchaser Group and Jubilant Life Sciences

The Purchaser is a Delaware corporation incorporated on July 8, 2010 with principal executive offices at c/o Jubilant Life Sciences (USA), One Crossroads Drive, Bedminster, New Jersey 07921. The telephone number of Purchaser’s principal executive offices is 908-917-8266. Purchaser was incorporated by Parent solely in connection with the 2010 Tender Offer. To date the Purchaser has conducted no operations and its assets consist solely of the 97,043,574 Shares, representing 82.4% of the outstanding Shares of Cadista’s common stock owned by the Purchaser Group.

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Jubilant Pharma Holdings, Inc. (“JPH”) is a Delaware corporation with principal executive offices at c/o Jubilant Life Sciences (USA), One Crossroads Drive, Bedminster, New Jersey 07921. The telephone number of JPH’s principal executive offices is 908-917-8266. Parent owns 82% of JPH, with the remaining 18% owned by Jubilant Generics Ltd., a wholly-owned subsidiary of Parent. JPH has no operations and is a holding company for certain of Jubilant Life Sciences’ United States-based businesses, including Purchaser which is a direct wholly-owned subsidiary of JPH.

Parent is a corporation organized under the laws of Singapore with its principal executive office at 80 Raffles Place, UOB Plaza 1, #26-01 Singapore 048624. Parent is a wholly-owned subsidiary of Jubilant Life Sciences. The telephone number at Parent’s principal executive offices is 65-6532-5746. Parent has no operations and is a holding company for certain of Jubilant Life Sciences’ businesses.

Jubilant Life Sciences is a corporation organized under the laws of India, with principal executive offices located at 1A, Sector 16A, Noida 201,301, Uttar Pradesh, India. The telephone number of its principal executive offices is 91-120-436-1109. Jubilant Life Sciences is an integrated pharmaceuticals company offering a range of products and services to the global pharmaceuticals and life sciences industry. Jubilant Life Sciences has a presence across the pharmaceutical value chain, offering products and services ranging from proprietary products, exclusive synthesis, active pharmaceutical ingredients (“APIs”), contract manufacturing of sterile injectables and non-sterile products, radiopharmaceuticals, allergenic extracts, generic dosage forms, drug discovery services, medicinal chemistry services, clinical research services, and healthcare services. In addition, Jubilant Life Sciences is in the business of providing products and services in the agricultural and performance polymers segment. Jubilant Life Sciences’ equity shares trade on the Bombay Stock Exchange and the National Stock Exchange of India Limited. Jubilant Life Sciences’ website is located at www.jubl.com. The information contained on this website is not incorporated by reference herein and does not form a part of this Offer to Purchase.

The name, business address, current principal occupation or employment, five year employment history and citizenship of each director and executive officer of Purchaser, Parent, JPH and Jubilant Life Sciences, are set forth on Schedule A hereto. Shyam S. Bhartia, who is the Chairman and a Managing Director of Jubilant Life Sciences and Hari S. Bhartia, who is the brother of Shyam S. Bhartia and is the Co-Chairman and a Managing Director of Jubilant Life Sciences, together with members of their immediate families and entities controlled by them, in the aggregate, beneficially own approximately 86,051,056 equity shares equal to approximately 54.02% of Jubilant Life Sciences’ outstanding equity shares.

None of the Purchaser, Parent, JPH or Jubilant Life Sciences, or to the Parent’s, Purchaser’s and Jubilant Life Sciences’ knowledge after reasonable inquiry, the persons listed on Schedule A to this Offer to Purchase, has been (a) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Neither Jubilant Life Sciences nor any member of the Purchaser Group has made any arrangements in connection with the Offer to provide holders of Shares access to its corporate files or to obtain counsel or appraisal services at its expense. For a discussion of appraisal rights, see “Special Factors—Section 9—Appraisal Rights; Rule 13e-3.”

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9.	Source and Amount of Funds

The Offer is not conditioned upon the Purchaser or any other member of the Purchaser Group obtaining financing to fund the purchase of the Shares pursuant to the Offer and the Merger. We believe the financial condition of Parent, Purchaser or any other member of the Purchaser Group is not material to a decision by a holder of Shares whether to sell, hold or tender Shares pursuant to the Offer because (i) the only consideration to be paid in the offer and the Merger is cash, (ii) the Offer is to purchase all issued and outstanding Shares, (iii) if the Offer is consummated, then we will acquire all remaining Shares for the same per Share cash price in the Merger (subject to certain appraisal rights under Section 262 of the DGCL), (iv) there is no financing condition to the completion of the Offer, and (v) Purchaser has committed debt financing that will be sufficient to finance the payments to be made in the Offer and the Merger (including all related fees and expenses that have not previously been paid by us from Jubilant’s cash on hand prior to the Merger).

We estimate that the total funds required to purchase all Shares not owned by us or our affiliates pursuant to the Offer and the Merger, to pay related fees and expenses and to pay approximately $48,000 in respect to the cancellation of vested options to purchase Shares, will be approximately $33.9 million. Purchaser has entered into a Credit Agreement, dated as of November 12, 2014 (the “Credit Agreement”), with ICICI Bank Limited, New York Branch (“ICICI Bank”), pursuant to which ICICI Bank has committed, pursuant to the terms of the Credit Agreement, to fund a loan of up to $35.0 million. The proceeds of the loan under the Credit Agreement may be used solely for the purpose of funding the purchase of Shares pursuant to the Offer and the Merger and related transaction fees and expenses.

ICICI’s commitment to fund a loan under the Credit Agreement will expire three months after the date of the Credit Agreement. The loan under the Credit Agreement will have a three year term (with the principal repayable in ten equal quarterly installments, commencing on the nine month anniversary of the funding of the loan), bear interest at a floating rate equal to the three month LIBOR rate plus four percent (4%) per annum, and, upon the closing of the Offer, will be guaranteed by Cadista’s wholly-owned subsidiary, Jubilant Cadista Pharmaceuticals, Inc. (“Cadista Pharmaceuticals”). Upon the closing of the Offer, the loan will be secured by a perfected first priority security interest in Cadista Pharmaceuticals’ personal property and real property. Cadista will become the primary obligor on such loan, upon ICICI Bank’s funding of the loan and the consummation of the Merger. The Credit Agreement and the related documents contain various covenants and financial covenants that will be applicable to Cadista after the closing of the Offer and the Merger.

The obligation of ICICI Bank to fund the loan under the Credit Agreement is subject to the satisfaction of certain conditions, including, among other things:

•	Purchaser shall have accepted for payment the Shares pursuant to the Offer and consummated the Offer and the Merger, prior to or substantially concurrently with the funding of the loan (and no provision in the documentation related to the Offer or the Merger shall have been amended or waived in any respect adverse to the interests of ICICI Bank, without its prior written consent);

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•	Since March 31, 2014, there shall have been no event or change that has occurred that has caused or evidences, either in any case or in the aggregate: (i) a material adverse change in, or a material adverse effect upon, the business, conditions (financial or otherwise), operations, performance or prospects of Cadista, individually, or Cadista, Cadista Pharmaceuticals or Purchaser, taken as a whole; (ii) a material impairment of the ability of Cadista, Cadista Pharmaceuticals or Purchaser to comply with or perform any of its material obligations under the Credit Agreement or any related documents or in respect of the Offer or the Merger; or (iii) a material adverse effect upon the legality, validity, binding effect or enforceability against Cadista, Cadista Pharmaceuticals or Purchaser of the Credit Agreement or any related document;

•	Execution of definitive documentation by Cadista Pharmaceuticals agreeing to guarantee the obligations to ICICI Bank and granting a perfected first priority security interest to ICICI Bank with respect to Cadista Pharmaceuticals’ personal property and real property;

•	Execution by Cadista of an acknowledgment of its obligation as borrower under the Credit Agreement, which, upon consummation of the Merger of Purchaser with and into Cadista, will become Cadista’s obligation by operation of law;

•	Payment of required costs, fees, expenses and other compensation amounts to ICICI Bank;

•	The accuracy of the representations and warranties contained in the Credit Agreement and the related documentation as if made on the date of the funding of the loan;

•	No event or condition having occurred that is continuing that would constitute an “Event of Default” (as defined in the Credit Agreement), or which after notice or lapse of time or both, would constitute an Event of Default under the Credit Agreement;

•	The delivery of a solvency certificate from the chief financial officer of Purchaser or other authorized officer with knowledge of the financial position of Purchaser, Cadista and Cadista Pharmaceuticals, customary legal opinions, customary evidence of authorization, customary officer’s and secretary’s certificates, good standing certificates (to the extent applicable) and customary lien searches), documentation under applicable “know your customer” and anti-money laundering laws, appointment of a process agent by Purchaser, Cadista and Cadista Pharmaceuticals to accept service of process for certain legal actions, certificates of insurance naming ICICI Bank as an additional insured or loss payee, under all insurance policies maintained with respect to the collateral, and the taking of certain actions and execution of certain documents necessary to establish and perfect a security interest in certain items of collateral and the proceeds thereof (including a customary title insurance policy with respect the real property included in the collateral);

•	Satisfactory completion of an audit of the inventory of Purchaser and Cadista; and

•	Delivery of certain audited and unaudited financial statements.

The foregoing summary of the Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Credit Agreement, which is filed as an exhibit to the Schedule TO filed with the SEC, which is incorporated by reference herein.

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As of the date of this Offer to Purchase, no alternative financing arrangements or alternative financing plans have been made in the event the financing contemplated by the Credit Agreement is not available as anticipated. No plans have been made to finance or repay the loan funded under the Credit Agreement after the consummation of the Offer and Merger.

10.	Certain Effects of the Offer on the Market for the Shares; and Exchange Act Registration

The Shares are currently registered under the Exchange Act. However, there is no public trading market for the Shares and they do not qualify as “margin securities” for the purposes of the Federal Reserve Board’s margin regulations, and therefore, could not be used as collateral for loans by brokers.

The purchase of the Shares pursuant to the Offer will result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Cadista to the SEC if the Cadista Shares are neither listed on a national securities exchange nor held by three hundred or more holders of record. The Cadista Shares are not currently listed on a national securities exchange. Termination of the registration of the Cadista Shares under the Exchange Act would substantially reduce the information required to be furnished by Cadista to holders of Cadista Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the reporting requirements of Section 13 of the Exchange Act, the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirements to furnish a proxy statement in connection with stockholders meetings pursuant to Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions, no longer applicable to Cadista. In addition, stockholders of Cadista will no longer be required to comply with the reporting requirements of Regulation 13D under the Exchange Act and officers and directors of Cadista would no longer be required to comply with the reporting requirements of Section 16 of the Exchange Act. Furthermore, “affiliates” of Cadista and other persons holding “restricted securities” of Cadista may be deprived of the ability to dispose of such securities under Rule 144 under the Securities Act of 1933, as amended. We believe that the purchase of the Cadista Shares pursuant to the Offer may result in the Cadista Shares becoming eligible for deregistration under the Exchange Act, and it would be our intention to cause Cadista to terminate registration of the Cadista Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Cadista Shares are met.

If registration of the Cadista Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Cadista Shares under the Exchange Act will be terminated following the completion of the Merger.

11.	Dividends and Distributions

If on or after the date hereof, Cadista should declare or pay any cash dividend on the Shares or other distribution on the Shares, or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to Purchase to Purchaser, or its nominee or transferee, on Cadista’s stock transfer records, then without prejudice to our rights, described in “The Tender Offer—Section 12—Conditions to the Offer” below: (i) the Offer Price and other terms of the Offer will be reduced by the amount of any such cash dividend or cash distribution and (ii) the whole of any such noncash dividend, distribution or issuance to be received by the tendering stockholders will be received and held by the tendering stockholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and we may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by us in our sole discretion.

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If on or after the date hereof, Cadista should (i) split, combine or otherwise change the Shares or its capitalization, (ii) acquire currently outstanding Shares or otherwise cause a reduction in the number of outstanding Shares or (iii) issue or sell additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options to acquire any of the foregoing, other than Shares issued pursuant to the exercise of stock options outstanding as of the date hereof, then without prejudice to our rights described in “The Tender Offer—Section 12—Conditions to the Offer” below, we, in our sole discretion, may make such adjustments as we deems appropriate in the Offer Price and other terms of the Offer, including without limitation the number or type of securities offered to be purchased.

12.	Conditions to the Offer

  Notwithstanding any other provision of the Offer, we are not be required to accept for payment, or, subject to any applicable rule and regulation of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares, may postpone the acceptance for payment or payment for tendered Shares and may, in our sole discretion, terminate or amend the Offer as to any Shares not then paid for, if any of the following events occurs and is continuing immediately prior to the expiration of the Offer:

(i) the Minimum Tender Condition (which is not waivable) is not satisfied;

(ii) the Shares validly tendered and not withdrawn in the Offer do not constitute at least ninety (90%) of the Shares held by Unaffiliated Stockholders;

(iii) the Special Committee and/or the Board of Directors of Cadista (acting based on a recommendation of the Special Committee) shall have made a change in recommendation of the Special Committee such that the Special Committee’s recommendation or the Cadista Board of Director’s recommendation that the holders of Shares (other than the Purchaser Group) accept the Offer and tender their Shares pursuant to the Offer is not in effect;

(iv) we and Cadista (as directed by the Special Committee) have mutually agreed that we should terminate or amend the Offer and such agreement to terminate is still in effect;

(v) there shall be pending an order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger in connection with a suit, claim or action filed by a private (non-governmental) party that is not Jubilant Life Sciences, a member of the Purchaser Group or one of their affiliates; or there is any threatened, instituted or pending action, suit or proceeding initiated by any private (non-governmental) party (that is not Jubilant Life Sciences, a member of the Purchaser Group or one of their affiliates), including, without limitation, any derivative action initiated by a Cadista stockholder who is not Jubilant Life Sciences, a member of the Purchaser Group or one of their affiliates, which action, suit or proceeding had not been instituted prior to November 13, 2014, or if instituted prior to such date, Purchaser Group or Jubilant Life Sciences is not aware of as of such date, that (A) challenges or seeks to make illegal, delay or otherwise, directly or indirectly, restrain, prohibit or otherwise affect the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer, or (B) in our reasonable judgment, could have a “material adverse effect” (as defined below);

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(vi) there shall be instituted and pending any action, proceeding or application by any U.S. or non-U.S. court, government or governmental authority or other U.S. or non-U.S. regulatory or administrative agency or commission (each, a “Governmental Entity”) which, directly or indirectly (A) challenges our acquisition of the Shares, seeks to restrain, delay, enjoin, make illegal or otherwise prohibit the consummation of the Offer or the Merger or seeks to obtain any material damages as a result of, or otherwise adversely affects, the Offer or the Merger, (B) seeks to prohibit or impose material limitations on our or our affiliates acquisition, ownership or operation of all or any material portion of Cadista’s business or assets (including the business or assets of its affiliates), or of all or any of the Shares (including, without limitation, the right to vote the Shares purchased by us, on an equal basis with all other Shares, on all matters presented to the stockholders of Cadista), or seeks to compel us or our affiliates to dispose of or hold separate all or any material portion of Cadista’s business or assets, or our business or assets or those of our other affiliates, as a result of the Offer or the Merger, (C) reasonably would be expected to have a material adverse effect, or (D) seeks to impose any condition to the Offer or the Merger that is materially burdensome to us or the Purchaser Group or its affiliates;

(vii) on or after November 13, 2014, there shall have been entered or issued any preliminary or permanent judgment, order, decree, ruling or injunction or any other action taken by any Governmental Entity which is still in effect, that directly or indirectly (A) restrains, delays, enjoins, makes illegal or otherwise prohibits the consummation of the Offer or the Merger or awards material damages as a result of, or otherwise adversely affects, the Offer or the Merger, (B) prohibits or imposes material limitations on our or our affiliates’ acquisition, ownership or operation of all or any material portion of Cadista’s business or assets (including the business or assets of its affiliates), or of all or any of the Shares (including, without limitation, the right to vote the Shares purchased by us, on an equal basis with all other Shares, on all matters presented to the stockholders of Cadista), or compels us or our affiliates to dispose of or hold separate all or any material portion of Cadista’s business or assets, or our business or assets or those of our other affiliates, as a result of the Offer or the Merger, (C) reasonably would be expected to have a material adverse effect or (D) imposes any condition to the Offer or the Merger that is materially burdensome to us or the Purchaser Group;

(viii) on or after November 13, 2014, any statute, including without limitation any state anti-takeover statute, or any rule, decree, regulation, order or injunction, shall have been enacted, entered, enforced or deemed applicable or which shall have become applicable or asserted to be applicable directly or indirectly to the Offer or the Merger, and in any such case (including, without limitation, any deemed or asserted applicability to the Offer or the Merger) is still in effect, that would, directly or indirectly, result in any of the consequences referred to in clauses (A) through (D) of paragraph (vii) above; or

(ix) on or after November 13, 2014, there shall have occurred a material adverse effect;

(x) on or after November 13, 2014 there shall have occurred (A) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange, including the NYSE, or in the over-the-counter market that is still in effect, (B) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or India that is still in effect, (C) any extraordinary limitation by any Governmental Entity that affects the extension of credit in the United States or India as of the expiration of the Offer, (D) the commencement or escalation of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or India or any attack on, outbreak or act of terrorism involving the United States or India that has had or is reasonably likely to have a material adverse effect or otherwise to materially adversely affect the benefits of the Offer or the Merger to us, other members of the Purchaser Group or Jubilant Life Sciences, (E) a change in general financial bank or capital market conditions which, as of the expiration of the offer, materially and adversely affects the ability of U.S. or Indian financial institutions to extend credit or closes the capital markets, as a practical matter, to any member of the Purchaser Group or their affiliates, (F) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or India that is still in effect, or (G) in the case of any of the foregoing existing on November 13, 2014, a material acceleration or worsening thereof;

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(xi) there shall have been a decline in any of the Dow Jones Industrial Average, the S&P 500 Index, the NASDAQ-100 Index, the S&P BSE SENSEX, or the CNX Nifty by an amount in excess of 15%, measured from November 13, 2014; or

(xii) on or after November 13, 2014, we shall have become aware that (i) one or more governmental or other third party consents, waivers or approvals are required for or in connection with the consummation of the Offer or the Merger under any law, regulation, order or contract binding on Cadista or any of its affiliates, (ii) any of the applicable consents, waivers or approvals have not been obtained immediately prior to the expiration of the Offer, and (iii) the failure to obtain such consents, waivers or approvals would reasonably be expected to have a material adverse effect.

As used herein, “material adverse effect” means any change (or any condition, event or development involving a prospective change) that, individually or in the aggregate with any such other change, has had, as of immediately prior to the expiration of the Offer, or, as of immediately prior to the expiration of the Offer, reasonably would be expected to have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, results of operations or prospects of Cadista or its subsidiaries, as a whole or individually.

The foregoing conditions are for our sole benefit and may only be asserted or waived only by us (other than the Minimum Tender Condition, which is not waivable). Subject to applicable law, we expressly reserve the right, at any time or from time to time at or prior to the expiration of the Offer, in our sole discretion, to waive or otherwise modify the terms and conditions of the Offer in any respect (other than the Minimum Tender Condition, which is not waivable), except that we reserve the right to waive or otherwise modify those conditions of the Offer that depend upon receipt of government regulatory approvals at any time prior to acceptance of Shares for payment. The determination as to whether any condition has been satisfied shall be in our reasonable judgment, and, subject to applicable law, will be final and binding on all parties. The failure by us or any of our affiliates at any time to exercise any of the foregoing rights, shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right. If we waive a condition with respect to the tender of any Shares, we will waive the condition with respect to the tender of all Shares.

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13.	Certain Legal Matters

Requirements for a Merger

Following the consummation of the Offer, and assuming the Minimum Tender Condition is satisfied, we will own at least 90% of the outstanding Shares, and we will cause Cadista to consummate, as soon as reasonably practicable, a merger in which all outstanding Shares not owned by us or any other member of the Purchaser Group will be converted into the right to receive cash in an amount equal to the price per Share paid in the Offer, without interest and less any withholding taxes. Under Delaware law, if we own at least 90% of the outstanding Shares, we would be able to effect a merger under the short-form merger provisions of Delaware law without a vote of, or prior notice to, Cadista’s board of directors or stockholders.

 Regulatory Approval – General

Except as otherwise described in this Offer to Purchase, based on a review of publicly available information filed by Cadista with the SEC and a review of certain information furnished by Cadista to us in the normal course of their business dealings, we and our affiliates are not aware of any license, franchise or regulatory permit that is material to the business of Cadista and that would be materially adversely affected by our acquisition of Shares pursuant to the Offer, or of any material filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the purchase of Shares pursuant to the Offer or of our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought, except as described below under “State Takeover Laws.” While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to Cadista’s business or that certain parts of Cadista’s business would not have to be disposed of in the event that such approval were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, we may decline to accept for payment or pay for any Shares tendered. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Tender Offer—Section 12—Conditions to the Offer.”

Section 203 of the DGCL

Cadista is incorporated under the laws of the State of Delaware. Generally, Section 203 of the Delaware General Corporation Law (“Section 203”) prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless the board of directors of the target approves the business combination prior to the date the person becomes an interested stockholder. Section 203 does not apply to any stockholder which became an interested stockholder at a time when the corporation does not have a class of voting stock that is (i) listed on a national securities exchange or (ii) held of record by more than 2,000 stockholders (unless in either such case the corporation had, prior to the time such stockholder became an interested stockholder, included a provision in its certificate of incorporation specifically electing to be subject to Section 203). Because Cadista did not have a class of voting stock that was listed on a national securities exchange or held of record by more than 2,000 stockholders and was not so listed or had such number of record holders at the time the Purchaser Group became Interested Stockholders and Cadista’s certificate of incorporation does not contain a provision specifically electing to be subject to Section 203, we do not believe that Section 203 would apply to the Offer or the Merger.

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State Takeover Laws

Cadista has business contacts in a number of states throughout the United States, some of which have enacted takeover laws. We have not determined whether any of these state takeover laws and regulations will by their terms apply to the Offer or the Merger, and, except as set forth above, with respect to Section 203 of the DGCL, we have not presently sought to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer or the Merger, and neither anything in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of such right. In the event it is established that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approval from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In addition, if enjoined, we might be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment any Shares tendered. See “The Tender Offer—Section 12—Conditions to the Offer.”

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. We do not believe that the purchase of Shares pursuant to the Offer is subject to such requirements because the Purchaser Group currently beneficially owns in excess of 50% of Cadista’s outstanding voting securities. Although we do not believe that this transaction is subject to antitrust approval under the HSR Act, the Antitrust Division and the FTC may scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by us pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Purchaser Group or Cadista or their affiliates. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States. We do not believe that the purchase of Shares pursuant to the Offer or the Merger will result in a violation of any antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

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14.	Fees and Expenses

We have engaged Willamette Management Associates (“Willamette”) as our financial advisor in connection with the Offer. We have agreed to pay Willamette fees based on actual time devoted by Willamette’s staff in performing its analyses and advisory services, at Willamette’s standard hourly billing rates (ranging from $100 per hour to $575 per hour). We have agreed to reimburse Willamette for its reasonable travel and other expenses incurred in connection with its engagement and to indemnify Willamette against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

We have retained Morrow and Co., LLC, as the Information Agent, and Continental Stock Transfer & Trust Company, as the Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, e-mail and personal interview.

As compensation for acting as Information Agent in connection with the Offer, Morrow & Co., LLC, will receive reasonable and customary compensation for its services and will also be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Except as discussed above, we will not pay any fees or commissions to any broker or dealer or other person or entity in connection with the solicitation of Shares pursuant to the Offer. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

The following is an estimate of fees and expenses to be incurred by us in connection with the Offer:

Financial Advisor	$115,000
Depositary	15,000
Information Agent	8,000
Legal, Printing, Mailing and other Miscellaneous fees and expenses	475,000
Filing Fees	3,865
Total:	$616,865

Cadista will incur and pay for its own fees and expenses in connection with the Offer. Cadista will not pay any of the fees and expenses to be incurred by the Purchaser Group, except if the Offer and the Merger are successfully completed, for unpaid fees and expenses of the Purchaser Group that are paid with the proceeds of a loan pursuant to the Credit Agreement with ICICI Bank with respect to which Cadista will become the primary obligor after the Merger and Cadista’s wholly-owned subsidiary will be the guarantor.

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15.	Miscellaneous

The Offer is being made to all holders of Shares other than the Purchaser Group. We are not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, we will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, we cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws required the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or make any representation on our behalf not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer, will under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, Cadista or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of any member of the Purchaser Group, the Depositary or the Information Agent for purposes of the Offer.

  We have filed with the SEC a Tender Offer Statement on Schedule TO in connection with the Offer, together with all exhibits thereto, pursuant to Rule l4d-3 under the Exchange Act and furnish therein certain additional information with respect to the Offer, including the information required by Rule 13e-3 under the Exchange Act, and we may file amendments to such documents. Cadista has filed its Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC setting forth the recommendation of Cadista’s board of directors and the Special Committee with respect to the Offer and the reasons for such recommendation and furnished additional related information. A copy of such documents and any exhibits, and any amendments thereto, may be examined and copies may be obtained from the SEC in the same manner as described under “The Tender Offer—Section 7—Certain Information Concerning Cadista.”

Jubilant Generics Inc.

November 13, 2014

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SCHEDULE A

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE

OFFICERS OF JUBILANT LIFE SCIENCES AND THE PURCHASER GROUP

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Jubilant Life Sciences, Purchaser, Parent and Jubilant Pharma Holdings, Inc. (“JPH”) are set forth below. The business address of each person is c/o Jubilant Life Sciences Ltd., 1-A, Sector 16-A, Institutional Area, Noida UP, India 20301, unless otherwise indicated. Directors are identified by an asterisk. Unless otherwise indicated, all directors and officers below are citizens of India.

JUBILANT LIFE SCIENCES
Name	Current Principal Occupation or Employment and Five-Year Employment History

Shyam S. Bhartia*

Mr. Bhartia, together with his brother (below), is the Promoter of Jubilant Life Sciences and currently serves as its Chairman & Managing Director and has served in such capacity since 1999. In addition, Mr. Bhartia is the Chairman of Jubilant FoodWorks Limited, a food service company that operates a chain of Domino’s Pizza stores in India, and whose securities trade on the BSE Limited and the National Stock Exchange of India Limited (and whose principal stockholders are Mr. Shyam S. Bhartia, his brother Mr. Hari S. Bhartia, and members of their immediate families and entities controlled by them). Mr. Shyam S. Bhartia has also been a director of Parent since May 2005. Mr. Bhartia also serves on the Board of several Public, Private and Foreign companies like Chambal Fertilizers and Chemicals Ltd, Putney Inc., CFCL Technologies Limited (Cayman Islands), Tower Promoters Pvt Ltd., BT Telecom India Pvt Ltd., American Orient Capital Partners India Pvt Ltd, Safe Food Corporation, etc.

Hari S. Bhartia*

Mr. Bhartia, together with his brother (above), is the Promoter of Jubilant Life Sciences and currently serves as its Co-Chairman & Managing Director and has served in such capacity since 1999. Mr. Bhartia has also been a director of Parent and JPH, since March, 2014. In addition, Mr. Bhartia serves on the board of several public and private companies like TV 18 Broadcast Ltd., Shriram Pistons & Rings Ltd., Export Credit Guarantee Corporation of India Ltd., BT Telecom India Pvt. Ltd., etc.

Shyamsundar Bang*	Mr. Bang has been serving as an Executive Director for Manufacturing & Supply Chain on the Board of Directors of Jubilant Life Sciences since 1998. In addition, he is a Managing Director of Jubilant Infrastructure Limited, and serves on the Board of Jubilant Generics Limited, Jubilant Chemsys Limited, PHD Chamber of Commerce and Industry and UC Gas Engineering Limited.

A-1

JUBILANT LIFE SCIENCES
Name	Current Principal Occupation or Employment and Five-Year Employment History

Sudha Pillai*	Ms. Pillai has been a board member of Jubilant Life Sciences since September 2013. Ms. Pillai has been a Director of International Travel House Limited since March 2014 and of Fullerton India Credit Company Ltd since August 2014. Prior to that, Ms. Pillai was employed by the Indian Administrative Service since 1972, being promoted to Secretary to the Government of India in 2005 and serving as Secretary of both the Ministry of Labour & Employment and the Planning Commission of the Government of India before being elevated as Member Secretary.

Shardul S. Shroff*

Mr. Shroff has been a board member of Jubilant Life Sciences since March 2010. Mr. Shroff has been the Managing Partner of the law firm Amarchand & Mangaldas & Suresh A. Shroff & Co. since May 1995, and holds directorships in various companies including IDFC Limited (formerly Infrastructure Development Finance Company Limited); Ashok Leyland Limited; Jindal Power Limited; Hindustan Media Ventures Limited; Visa Power Limited. IDFC Limited, Ashok Leyland Limited and Hindustan Media Ventures Limited are listed on BSE Limited and National stock Exchange of India Limited.

S. Sridhar*

Mr. Sridhar has been a board member of Jubilant Life Sciences since June 2013. From March 2009 until May 2011, Mr. Sridhar was Chairman and Managing Director of Central Bank of India. Since June 2011 he has been a self-employed consultant to financial services companies. Mr. Sridhar also serves on the Board of Directors of various companies including Strides Arcolab Limited; Binani Cement Limited; Binani Industries Limited; DCB Bank Limited; Frontier Leasing & Finance Limited; India Infoline Housing Finance Limited. Strides Arcolab Limited, DCB Bank Limited, Binani Industries Limited are listed on BSE Limited and National stock Exchange of India Limited. Frontier Leasing & Finance Limited is listed on BSE Limited.

Dr. Ashok Misra*

Dr. Ashok Misra has been recently appointed in September 2014 on the Board of Jubilant Life Sciences. Dr. Ashok Misra is Chairman-India, Intellectual Ventures. He is on the Board of Governors of the Indian Institute of Technology, Delhi and Member of the IIT Council. He is also member of Advisory Board and Investment Committee of Aditya Birla Private Equity. Dr. Misra is also on the Board of Reliance Industries Limited since April 2005.

A-2

JUBILANT LIFE SCIENCES
Name	Current Principal Occupation or Employment and Five-Year Employment History

R. Sankaraiah

Mr. Sankaraiah is currently the Executive Director - Finance of Jubilant Life Sciences, a position he has held since July 2004, and has been otherwise associated with Jubilant Life Sciences since 2002. Mr. Sankaraiah also serves as a member of the Board of Directors of direct and indirect subsidiaries of Jubilant Life Sciences, including Cadista Holdings Inc. and Jubilant Cadista Pharmaceuticals Inc., consistently since July 2013, Parent since October 2014, Jubilant Generics Inc. since July 2010 and Jubilant Generics Limited since November 2013.

Lalit Jain	Mr. Jain is currently Senior Vice President and Company Secretary of Jubilant Life Sciences, a position he has held since July 2009.

PURCHASER

Name	Current Principal Occupation or Employment and Five-Year Employment History

R. Sankaraiah*	See information above.

Paresh Gupta*

Mr. Gupta has been President, Secretary and Treasurer of Purchaser and President and Secretary of JPH, since September 2014. Mr. Gupta has also been a Director of Purchaser and JPH, since September 2014. Mr. Gupta is the Vice President and Chief Financial Officer of Drug Discovery & Development segment of the Parent, a position he has held since September 2011. Prior to this, Mr. Gupta was Director-Finance with Fisher Bio Pharma Services (India) Pvt. Ltd. (a 100% Subsidiary of Thermo Fisher Scientific Inc.).

Arun K. Sharma*	Mr. Sharma has been a director of Purchaser since May 2014. Mr. Sharma is Senior Vice President-Group Finance of Jubilant Life Sciences, a position he has held for the past five years. In addition, he is on the Board of various subsidiaries of Parent.

JPH

Name	Current Principal Occupation or Employment and Five-Year Employment History

Hari S. Bhartia*	See information above.

Paresh Gupta*	See Information above.

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PARENT

Name	Current Principal Occupation or Employment and Five-Year Employment History

Shyam S. Bhartia*	See information above.

Hari S. Bhartia*	See information above.

R. Sankaraiah*	See information above.

Shanker Iyer*

Mr. Iyer has been on the Board of Directors of Parent since January 2013. Mr Iyer was a partner in an accounting firm in the United Kingdom for over 10 years. He is the Founder & Chairman of Iyer Practice, Singapore, an advisory practice firm offering a wide range of specialist services for inbound businesses in the Asian market. Mr. Iyer is on the Board of various companies. Mr. Iyer is a British citizen, and his business address is c/o Jubilant Pharma Ltd., 80 Raffles Place, UOB Plaza 1, #26-01, Singapore 048624.

Inder Mohan Verma*

Dr. Verma has been a Director of Parent since October 2014. Earlier, Dr. Verma was a Director on the Board of Jubilant Life Sciences from January 2010 until September 2014. Dr. Verma is also a Director on the Board of Jubilant Biosys Limited since January 2002. Dr. Verma is a Scientist, and joined the faculty of Salk Institute, California in 1974, where he currently holds American Cancer Society Professorship and the Irwin and Joan Jacobs Chair in Exemplary Science and is also the Director of the laboratory of genetics. Dr. Verma is a citizen of the United States of America. Dr. Verma’s business address is 10010 North Torrey Pines Road, La Jolla, California 92037

Suresh Kumar*

Mr. Kumar has been a Director of Parent since October 2014. Earlier, Mr. Kumar was a Director on the Board of Jubilant Life Sciences from July 2012 until September 2014. Mr. Kumar is a business consultant, and is Distinguished Visiting Professor of International Business at George Washington University. Mr. Kumar is a citizen of the United States of America. The business address of Mr. Kumar is 250 Bouvant Drive, Princeton, New Jersey 08540.

Cheng Lian Siang

Ms. Cheng Lian Siang has been a Secretary of Parent since May 2008. She is a citizen of Singapore and her business address is c/o Jubilant Pharma Ltd., 80 Raffles Place, UOB Plaza 1, #26-01, Singapore 048624.

Pathima Muneera Azmi	Ms. Pathima Muneera Azmi has been a Secretary of Parent since May 2008. She is a citizen of Sri Lanka and her business address is c/o Jubilant Pharma Ltd., 80 Raffles Place, UOB Plaza 1, #26-01, Singapore 048624.

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SCHEDULE B

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth the current ownership of Shares beneficially owned by each member of the Purchaser Group and Jubilant Life Sciences and, to the knowledge of the Purchaser Group and Jubilant Life Sciences, after reasonable inquiry, of the executive officers and directors of Jubilant Life Sciences, Purchaser, Parent, Jubilant Pharma Holdings, Inc. (“JPH”) and Cadista and securities transactions by those persons of Shares during the 60 days.

Securities Ownership
Person	Number	Percent(1)(2)	Securities Transactions in Past 60 Days

Jubilant Life Sciences Ltd. (3)	97,043,574	82.38%	--

Jubilant Generics Inc. (Purchaser) (3)	97,043,574	82.38%	--

Jubilant Pharma Ltd. (Parent) (3)	97,043,574	82.38%	--

JPH (3)	97,043,574	82.38%	--

Shyam S. Bhartia (4)	97,043,574	82.38%	--

Hari S. Bhartia (4)	97,043,574	82.38%	--

Shyamsundar Bang	--	--	--

Sudha Pillai	--	--	--

Shardul S. Shroff	--	--	--

S. Sridhar	--	--	--

Dr. Ashok Misra	--	--	--

R. Sankaraiah	--	--	--

Lalit Jain	--	--	--

Paresh Gupta	--	--	--

Arun K. Sharma	--	--	--

Shanker Iyer	--	--	--

Inder Mohan Verma	--	--	--

Suresh Kumar	--	--	--

Cheng Lian Siang	--	--	--

Pathima Muneera Azmi	--	--	--

Frank C. Becker	--	--	--

Arun Seth	--	--	--

Scott Delaney	--	--	--

Ward Barney	--	--	--

Kamal Mandan	--	--	--

Purchaser and certain affiliates and individuals as a group	97,043,574	82.38%	--

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(1)	Based on 117,797,180 Shares currently outstanding.

(2)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.

(3)	All the Shares that are beneficially owned by each member of the Purchaser Group are held of record by Purchaser, which owns an aggregate of 97,043,574 Shares. Purchaser is a wholly-owned subsidiary of JPH, which in turn is owned by Parent, which is a wholly-owned subsidiary of Jubilant Life Sciences. JPL owns approximately 82% of the voting capital stock of JPH directly and JPL’s wholly-owned subsidiary owns approximately 18% of the voting capital stock of JPH. The beneficial ownership of the outstanding capital stock of Parent is described in footnote (4) below. Accordingly, each of JPH, Parent, and Jubilant Life Sciences may be deemed to beneficially own all such Shares.

(4)	The shares set forth are held of record by Purchaser. Jubilant Life Sciences had 159,281,139 equity shares issued and outstanding as of November 7, 2014. Jubilant Life Sciences’ equity shares trade on the BSE Limited and the National Stock Exchange of India Limited. The Board of Directors of Jubilant Life Sciences has the power directly or indirectly to elect the directors of JPH, Parent and Purchaser. The Board of Directors of Jubilant Life Sciences consists of seven individuals, including Messrs. Shyam S. Bhartia and Hari S. Bhartia. As of October 31, 2014, a group of stockholders of Parent, including Messrs. Shyam S. Bhartia and Hari S. Bhartia, together with members of their immediate families and entities controlled by them, in the aggregate, beneficially owned 86,051,056 equity shares equal to approximately 54.02% of Jubilant Life Sciences outstanding equity shares. As a result, Messrs. Shyam S. Bhartia and Hari S. Bhartia may be deemed to directly and/or indirectly beneficially own the reported shares.

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SCHEDULE C

GENERAL CORPORATION LAW OF DELAWARE

SECTION 262 APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

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d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

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(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

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(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

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(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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Letters of Transmittal, certificates for Shares and any other required documents should be sent to the Depositary at the address set forth below.

The Depositary for the Offer is:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By Mail, Overnight Courier or By Hand:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

17 Battery Place – 8th Floor

New York, NY 10004

Telephone: (917) 262-2378

Question and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, and other tender offer materials, may be directed to the Information Agent.

The Information Agent for the Offer is:

470 West Avenue, 3rd Floor

Stamford, CT 06902

Telephone: (888) 813-7566

cadp.info@morrowco.com